12028309

NET1

NET 1 UEPS Technologies, Inc.

ANNUAL REPORT 2012

NET 1 UEPS TECHNOLOGIES, INC.

Dear Stakeholders:

2012 was a watershed year for Net1, demarcated by the award to us of the national tender for the payment of social welfare grants by the South African Social Security Agency ("SASSA") for a five year period. This award is the result of our offensive and defensive strategies, our world leading technological developments, our ability to scale our operations quickly and optimally and the doubtless belief of the entire Net1 team in our vision and in our ability to challenge our competitors and win.

This award secures our financial security and will add to our war chest, enabling us to intensify our activities in our incubator and development-stage businesses that have the potential to add substantial bottom line growth for our investors. I am very optimistic that Net1 has now entered the reaping stages of the seeds we have sown over the last few years.

Our financial performance in fiscal 2012 exceeded expectations despite substantial costs and investments made during the second half of the year to roll out our national infrastructure platform in order to service SASSA's beneficiaries anywhere in South Africa. In less than two short months, we issued 2.5 million debit cards to customers we did not serve before as part of our phase one implementation plan. Our phase two implementation, which entails the re-registration of more than 16 million beneficiaries and the issuance of our new UEPS/EMV interoperable smart/debit cards, commenced in early July and should be completed by March 2013. We are currently successfully re-registering in excess of 60,000 beneficiaries per day.

During fiscal 2012, our strategic investments to focus KSNET on the small-to-medium sized merchant market began to show tangible benefits, we inked strategic partnerships with multiple multinational players like MasterCard and Vodacom (part of the Vodafone Group), signed three new contracts in the United States through our XeoHealth subsidiary to provide real-time claims adjudication and recovery audit contractor services, made further inroads with the commercialization of our Mobile Virtual Card ("MVC") technology with the groundwork for launches in Mexico, India and Spain targeted in fiscal 2013, and included a strategic BEE partner that should allow us to maintain a stable base of government contract work in South Africa, while also creating new opportunities domestically and on the African continent.

Our mission has always been, and will continue to remain, to provide efficient, secure and affordable electronic transaction platforms, including our flagship UEPS, as well as innovative, affordable financial services for the world's unbanked and under-banked populations. That said, we also see opportunities in select developed and developing countries for both our mobile payment solutions and healthcare claims adjudication processing activities that will facilitate interoperability across the developed and developing nations of the world.

Our focus for fiscal 2013 is to successfully execute against the requirements of our SASSA contract as part of our broader South African strategy that also involves the integration of multiple products and services such as loans, insurance, prepaid airtime, prepaid electricity and bill payments into our national distribution network, while also leveraging our new UEPS/EMV and MVC technologies along with our strategic and BEE partners to drive higher adoption in emerging and developed countries around the world.

Meanwhile, KSNET will continue to execute on its core switching strategy in Korea, while also implementing certain initiatives that should have meaningful impact locally and regionally.

Financial Overview and Key Metrics. Our financial and operating performance in fiscal 2012 began the year ahead of our initial expectations, and was subsequently reset once we were awarded the national contract with SASSA. Our reported results in US dollars were negatively impacted by a 10% appreciation in the United States dollar against the South African rand. In constant currency terms, revenue[1] grew 25% and Fundamental EPS[2] grew 2%, predominantly impacted by the $11 million of direct implementation costs incurred for our SASSA contract. Operating margin excluding those same items, was 23% in fiscal 2012 compared to 30% a year ago, and decreased due to the SASSA implementation costs and the lower margin profile of Eason's prepaid airtime business acquired during the year.

By segment, South African transaction-based activities recorded revenue of $201 million, or 17% higher in constant currency driven primarily by our new SASSA contract and the Eason acquisition. Segment operating margin before intangible asset amortization decreased to 28% from 43% due to SASSA implementation costs and lower margins from Eason. International transaction-based activities generated revenue of $118 million compared to $70 million last year, driven by organic growth in KSNET and owning the business for a full year versus 10 months in 2011. Segment operating margin before intangible amortization remained constant at 12% despite a material increase in start up expenses related to our XeoHealth and MVC activities in North America. Our business continues to maintain its cash generative profile although in 2012, cash flows were impacted by the substantial capital expenditures incurred for our SASSA implementation as well as timing of receivables as a result of the new SASSA contract, which took effect in the fourth quarter of fiscal 2012.

Corporate Development Activities. In Q3 2012, we entered into a five-year contract with SASSA to distribute social grants to all persons nationally who are entitled to receive such grants. The contract was effective from April 1, 2012. Under the contract, we lowered our price per beneficiary per month by approximately half to ZAR 14.42 but nearly tripled our volume from the 3.2 million beneficiaries we served in five provinces previously to 9.2 million beneficiaries. SASSA has publicly said the new contract will save the government approximately ZAR 800 million annually over five years as a result of the lower fees. In addition, I also wanted to point out the unique benefit that our technology affords the South African government and something no other bidder would have been able to offer - our state-of-the-art biometric verification process together with 12MAP biometric search engine, and its ability to swiftly identify and remove fraudulent beneficiaries. In the first two months of our phase two implementation, SASSA believes nearly 14,000 beneficiaries chose not to re-enrol for fear of being caught as they were fraudulently on the welfare system. The cost saving on these 14,000 grant payments alone for SASSA over the next five years amounts to approximately ZAR 670 million. As we get further into the re-enrolment process, we would expect such saving to increase even further as we identify duplicate payments, or as more fraudulent recipients decide not to re-enrol, allowing the South African government to have significantly more financial resources available to redirect to the country's most vulnerable citizens in the form of higher grants and/or more beneficiaries.

During fiscal 2012 we issued a one-year option to purchase nearly 9 million shares of our common stock to a BEE consortium, to provide both long-term stability in our South African operations and to introduce new opportunities both domestically and in Africa. We also acquired SmartLife, an insurance company, for $1.8 million, as well as the prepaid airtime and electricity business of Eason for $4.5 million in cash and integrated its technology with our EasyPay offering. Other developments in 2012 include partnerships with MasterCard and Vodacom, three new contract wins by XeoHealth in the U.S., and further progress on MVC new initiatives being put in place in India and Spain.

New Products. Innovation is in Net1's DNA. Our key technological breakthroughs over the past year include the development and subsequent deployment of our new EMV compliant MChip4/UEPS (version 16) smart card that provides all the functionality of UEPS including biometric verification, offline processing and multiple wallets, but also provides interoperability with traditional payment infrastructure including point-of-sale terminals and ATMs. Additionally, to offer the same functionality to traditional bank account and debit card holders, we introduced voice biometric verification, which was previously not available to this customer segment.

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[1] Constant currency revenue is a non-GAAP measure and is calculated as GAAP revenue multiplied by the average USD:ZAR exchange rate during the fiscal year.

[2] Fundamental EPS is a non-GAAP measure and is calculated as GAAP earnings per share adjusted for (1) the amortization of acquisition-related intangible assets (net of deferred taxes), (2) stock-based compensation charges and (3) unusual non-recurring items, including the effects of a change in South African tax law and the creation of a valuation allowance related to foreign tax credits, equity instrument charge related to our BBBEE transaction, capital gains taxes paid resulting from an intercompany capital transaction in South Africa, intangible asset impairments, amortization of KSNET debt facility fees, restructuring charges, profit on liquidation of SmartSwitch Nigeria and transaction-related costs.

Management and Governance. We remain committed to expanding our management team and over the past year added several seasoned industry veterans both organically and via acquisitions. A large part of our investments in fiscal 2013 will be related to the further expansion of our management and sales and marketing teams across Net1's key growth areas. Our Board of Directors continues to provide invaluable support to the success of Net1. Tom Tinsley and Antony Ball have retired from the Net1 board and I would like to thank them for their valuable contributions over the years and wish them well with their future endeavours.

Looking Ahead. The public and private sectors around the world continue to seek increased penetration of formal financial services and electronic payments to the vast unbanked population across multiple distribution channels, and Net1 is better positioned to benefit from these trends than at any time before. Demand for our offline traditional UEPS payment systems with EMV interoperability, as well as healthcare, payroll and mobile payment technologies, provides us with strong momentum and the foundation for sustained revenue and earnings growth over the next several years. Concurrently, our focus on improved leverage of our existing infrastructure, integrating our acquisitions and continued migration to an electronic payment model should drive further efficiencies and margin improvements.

To our shareholders, we recognize the pressure on our share price over the past few years which we believe is as a result of the perceived uncertainty surrounding the long-term sustainability of our contract with SASSA. While we understand that the continued legal challenges by certain unsuccessful bidders will perpetuate this uncertainty until the matter is finally settled in the courts, please rest assured that management is fully committed to the continued execution of this important contract by providing the South African government and the country's most vulnerable citizens the highest quality of service, maximum security, and the tools for our millions of cardholders to transition into more affordable and reliable services within the formal sector. Additionally, I believe Net1 now has in place most of the major building blocks to drive long-term sustained growth through its diversified activities.

I would like to conclude by thanking all of our employees for their dedication and tireless pursuit of excellence in serving our new and existing customers, our communities, and for striving to push Net1 to a position of leadership within our industries.

Sincerely,



Dr. Serge Belamant
Chairman and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: **000-31203**

NET 1 UEPS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa
(Address of principal executive offices)

Registrant's telephone number, including area code: **27-11-343-2000**

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [X] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

[ ]	Large accelerated filer	[X]	Accelerated filer
[ ]	Non-accelerated filer (Do not check if a smaller reporting company)	[ ]	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes [ ] No [X]**

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The Nasdaq Global Select Market on such date, was $286,757,561. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of August 21, 2012, 45,548,902 shares of the registrant's common stock, par value $0.001 per share were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement for our 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

NET 1 UEPS TECHNOLOGIES, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended June 30, 2012

	Page
PART I	
Item 1. Business	2
Item 1A. Risk Factors	17
Item 1B. Unresolved Staff Comments	29
Item 2. Properties	30
Item 3. Legal Proceedings	30
Item 4. Mine Safety Disclosures	30
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6. Selected Financial Data	33
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	62
Item 8. Financial Statements and Supplementary Data	63
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	63
Item 9A. Controls and Procedures	64
Item 9B. Other Information	66
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	67
Item 11. Executive Compensation	67
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	67
Item 13. Certain Relationships and Related Transactions, and Director Independence	67
Item 14. Principal Accountant Fees and Services	67
PART IV	
Item 15. Exhibits and Financial Statement Schedules	68
Signatures	71
Financial Statements	F-1

PART I

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A—"Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by us in our 2013 fiscal year, which runs from July 1, 2012 to June 30, 2013.

ITEM 1. BUSINESS

Overview

We are a leading provider of payment solutions and transaction processing services across multiple industries and in a number of emerging economies.

We have developed and market a comprehensive transaction processing solution that encompasses our smart card-based alternative payment system for the unbanked and under-banked populations of developing economies and for mobile transaction channels. Our market-leading system can enable the billions of people globally who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our universal electronic payment system, or UEPS, uses biometrically secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can conduct transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. Our latest version of the UEPS technology has now been certified by EMV, which facilitates our traditionally proprietary UEPS system to interoperate with the global EMV standard and allows card holders to transact at any EMV-enabled point of sale terminal or ATM. The new UEPS/EMV technology is currently being deployed on an extensive scale in South Africa through the issuance of MasterCard-branded UEPS/EMV cards to our social welfare grant customers. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also provide secure transaction technology solutions and services, by offering transaction processing, financial and clinical risk management solutions to various industries. We have extensive expertise in secure online transaction processing, cryptography, mobile telephony and integrated circuit card (chip/smart card) technologies.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments, using our UEPS/EMV technology, to over nine million recipients across the entire country, process debit and credit card payment transactions on behalf of retailers that we believe represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay system, process value-added services such as bill payments and prepaid airtime and electricity for the major bill issuers and local councils in South Africa, and provide mobile telephone top-up transactions for all of the South African mobile carriers. We are the largest provider of third-party and associated payroll payments in South Africa through our FIHRST service that processes monthly payments for approximately 1,250 employer groups representing over 850,000 employees. Our MediKredit service provides the majority of funders and providers of healthcare in South Africa with an on-line real-time management system for healthcare transactions. We perform a similar service in the US through our XeoHealth subsidiary.

Internationally, though KSNET, the second largest transaction processor by volume in Korea, we offer card processing, payment gateway and banking value-added services in that country. The acquisition of KSNET during the second quarter of fiscal 2011, expands our international footprint as well as diversifies our revenue, earnings and product portfolio. We have also concluded deals for the provision of MVC services and/or licenses with customers in Mexico, Spain and India.

All references to "the Company," "we," "us," or "our" are references to Net 1 UEPS Technologies, Inc. and its consolidated subsidiaries, collectively, and all references to "Net1" are to Net 1 UEPS Technologies, Inc. only, except as otherwise indicated or where the context indicates otherwise.

Market Opportunity

Services for the Under-banked: According to the World Bank, three quarters of the world's poor, living on less than $2 a day, have no bank account. As a result, 2.5 billion adults around the world, or 50% of the world's adult population, do not have bank accounts or access to financial services. This situation arises when banking fees are either too high relative to an individual's income, a bank account provides little or no meaningful benefit or there is insufficient infrastructure to provide financial services economically in the individual's geographic location. We refer to these people as the unbanked and the under-banked. These individuals typically receive wages, welfare benefits, money transfers or loans in the form of cash, and conduct commercial transactions, including the purchase of food and clothing, in cash.

The use of cash, however, presents significant risks. In the case of recipients, they generally have no secure way of protecting their cash other than by converting it immediately into goods, carrying it with them or hiding it. In cases where an individual has access to a bank account, the typical deposit, withdrawal and account fees meaningfully reduce the money available to meet basic needs. For government agencies and employers, using cash to pay welfare benefits or wages results in significant expense due to the logistics of obtaining that cash, moving it to distribution points and protecting it from theft.

Our target under-banked customer base in most emerging economies, and particularly in South Africa, has limited access to formal financial services and therefore relies heavily on the unregulated informal sector for such services. By leveraging our smart card and mobile technologies, we are able to offer affordable, secure and reliable financial services such as loans and insurance products to these consumers and alleviate some of the challenges they face in dealing with the informal sector.

With over 25 million cards issued in more than ten developing countries around the world, our track record and scale uniquely positions us to continue further geographical penetration of our technology in additional emerging countries.

Online transaction processing services: The rapid global growth of retail credit and debit card transactions is reflected in the April 2012 Nilson Report, according to which worldwide annual general purpose card purchase dollar volume increased 17.5% to $15.4 trillion in 2011, while transaction volume increased by 11.7% to 161.3 billion transactions and cards issued increased by 12.4% to 6.5 billion cards during the same period. General purpose cards include the major card network brands such as MasterCard, Visa, China UnionPay and American Express. In South Africa we operate the largest bank-independent transaction processing service through EasyPay, where we have developed a suite of value-added services such as bill payment, airtime top-up, gift card, money transfer and pre-paid utility purchases that we offer as a complete solution to merchants and retailers. In Korea, through KSNET, we operate the second largest transaction processor by volume, where we provide card processing, banking value-added services and payment gateway functionality to the retail industry. Our expertise in on-line transaction processing and value-added services provides us with the opportunity to participate globally in this rapidly growing market segment.

Mobile Payments: Despite lacking access to formal financial services, large proportions of the under-banked customer segment own and utilize mobile phones. The World Bank's research has confirmed the rising popularity of using mobile phones to transfer money and banking that often does not require setting up an account at a brick-and-mortar bank. The World Bank has stated that mobile banking, which allows account holders to pay bills, make deposits or conduct other transactions via text messaging, has expanded to 16 percent of the market in Sub-Saharan Africa, where traditional banking has been hampered by transportation and other infrastructure problems.

Mobile phones are therefore increasingly viewed as a channel through which this underserved population can gain access to formal financial and other services. Today, most mobile payment solutions offered by various participants in the industry largely provide access to information and basic services, such as allowing consumers to check account balances or transfer funds between existing accounts with the financial institution, but they offer limited functionality and ability to use the mobile device as an actual payments and banking instrument. Our UEPS solution is enabled to run on the SIM cards in mobile phones and provides our users with secure payment and banking functionality.

Healthcare: Given the lack of broad-based healthcare services in many emerging economies, governments are increasingly focused on driving initiatives to provide affordable and accessible healthcare services to their populations. Similarly, countries such as the United States are embarking on expansive overhauls of their existing healthcare systems.

Through our MediKredit and XeoHealth services we combine our payments expertise with our real-time rules engine and claims processing technology to offer governments, funders and providers of healthcare a comprehensive solution that offers a completely automated healthcare rules adjudication and payment system, reducing both cost and time.

Our Key Products

The UEPS Technology

UEPS

We developed our core UEPS technology to enable the affordable delivery of financial products and services to the world's unbanked and under-banked populations. Our native UEPS technology is designed to provide the secure delivery of these products and services in the most under-developed or rural environments, even in those that have little or no communications infrastructure. Unlike a traditional credit or debit card where the operation of the account occurs on a centralized computer, each of our smart cards effectively operates as an individual bank account for all types of transactions. All transactions that take place through our system occur between two smart cards at the POS as all of the relevant information necessary to perform and record transactions reside on the smart cards.

The transfer of money or other information can take place without any communication with a centralized computer since all validation, creation of audit records, encryption, decryption and authorization take place on, or are generated between, the smart cards themselves. Importantly, the cards are protected through the use of biometric fingerprint identification, which is designed to ensure the security of funds and card holder information. Transactions are generally settled by merchants and other commercial participants in the system by sending transaction data to a mainframe computer on a batch basis. Settlements can be performed online or offline. The mainframe computer provides a central database of transactions, creating a complete audit trail that enables us to replace lost smart cards while preserving the notional account balance, and to identify fraud.

Our UEPS technology includes functionality that allows the following:

- Transparent and automatic recovery of transactions;
- Transaction cancellation;
- Refunds;
- Multiple audit trails;
- Offline loading and spending;
- Biometric identification;
- Continuous debit;
- Multiple wallets;
- "Morphing" of other common payment systems, such as the EuroPay, MasterCard and Visa global standard, or EMV;
- Automatic credit;
- Automatic debit;
- Interest calculations; and
- "Milking" / batching of large transaction volumes in an off-line environment.

Our UEPS technology incorporates the software, smart cards, payment terminals, back-end infrastructure and transaction security to provide a complete payment and transaction processing solution.

Within industry verticals, our UEPS technology is applied to electronic commerce transactions in the fields of social security, wage distribution, banking, medical and patient management, money transfers, voting and identification systems. Market sectors include government and NGOs, healthcare, telecoms, financial institutions, retailers, petroleum and utilities.

UEPS/EMV

Our latest version of the UEPS technology is interoperable with the global EMV standard, allowing the cards to be used wherever EMV cards are accepted, while also providing all the additional functionality offered by UEPS. This UEPS/EMV functionality is especially relevant in areas where there is an established payment system and provides flexibility to our customers to be serviced at any point of service.

Payment Transaction Management

Our payment transaction management service incorporates the entire electronic funds transfer, or EFT, and non-EFT transactions suites, allowing merchants to accept a range of payment tokens/instruments and banks to acquire those payment tokens/instruments. This encompasses conventional magnetic-stripe cards, credit, debit and private label cards, and contact and contact-less smart cards with PIN and/or biometric cardholder verification.

The service utilizes a complex set of processing rules defined by the card associations, central banks and local issuers governing the acceptance or rejection of the payment token/instrument presented to a merchant. These rules are applied for goods or services and vary by merchant category as background tasks of the transaction management service.

We provide a complete end-to-end reconciliation and settlement service to our business partners, including dynamic reconciliation, report and screen-query tools for down-to-store-level management and control purposes, backed by 24x7x365 monitoring and support, reconciliation, settlement, reporting, full disaster recovery and redundancy services.

Our flexible transaction management solutions enable simple integration to various hardware platforms and pay-point applications within large retail groups, smaller stores and franchises. These platforms include: retail POS, EFT terminals, standalone PCs, self service terminals and kiosks, ATMs, mobile phones and the internet.

We also provide a range of value-added services as part of our transaction management offering, such as bill payments, gift cards, prepaid airtime, prepaid utilities and money transfers.

Healthcare Transaction Management

We offer financial and clinical risk management solutions to both funders and providers of healthcare, through online real-time management of healthcare transactions. Our adaptable healthcare claims processing and managed care services are designed to accommodate the complex benefit design as well as other processing requirements of our clients and our functionality extends to all healthcare claim types, including pharmacy, doctor, public and private hospital claims. Our service is enabled by our proprietary claims processing and managed care systems that adjudicate medical claims allowing patients and healthcare providers to have immediate and accurate information on the financial and clinical impacts of, and payment responsibilities for services and products provided by healthcare providers.

Our proprietary software allows for real-time claim adjudication involving the submission of an electronic data interchange claim and receipt of a response with the adjudication details within seconds. Our system allows for real-time messaging with an immediate response to an enquiry within a single, synchronous communication session. Our intellectual property incorporates "rule stacking" technology that allows for the creation of a rule for a specific patient for a specific healthcare product or service, which rule is then used to adjudicate against in real-time. This unique technology offers complex rule applications in a scalable and flexible manner on all medical claim types – it is a heuristic computerized framework that dynamically creates scenario-specific rules.

Payroll Transaction Management

Our payroll transaction management service offers employers an easy and flexible method of making payments to creditors arising from payroll processing. Our solution enhances the electronic movement of money in the business and financial community, assisting our clients to manage net pay, third party, garnishee order and creditor payments correctly, promptly and securely. In addition, we provide the relevant information to the recipient organization via predefined schedules or payment remittance advices, thus simplifying the process of reconciliation.

Mobile Virtual Card

We have developed an innovative mobile phone-based payment solution, MVC, that enables secure purchases with no disruption to existing merchant infrastructures and significant incentives for all stakeholders.

The MVC solution utilizes existing and traditional payment methods but enhances them by replacing plastic card data with a one-time-use virtual card data, hence eliminating the risk of theft, phishing, skimming, spoofing, etc. The virtual card data replaces digit-for-digit the credit (or debit) card number, the expiration date and the card verification value with only the issuer bank identification number (first 6-digit) remaining constant.

The MVC solution uses the mobile phone to generate virtual cards offline. The mobile phone is the most available, cost-effective, secure and portable platform for generating virtual cards for remote payments (online, phone and catalogue orders). Following a simple registration process, the virtual card application is activated over-the-air, enabling the phone to generate virtual card numbers completely off-line. MVCs are used like traditional plastic credit or debit cards, except that as soon as the transaction is authorized, the generated card number expires immediately. While MVC has been focused primarily on card not present transactions for internet payments in our initial deployments, we have the ability to customize the software as industry acceptance increases to incorporate new trends such as presentation through NFC or Quick Response, or QR, Codes.

Consumers can easily generate a new card on their mobile phone to shop on the internet or to place a catalogue or telephone order. MVCs are completely secure and can also be sent in a single click to family, friends, and service providers. Once the authorization request reaches the issuing bank processor, our servers decrypt the virtual card data, authenticate the consumer and pass the transaction request to the card issuer for authorization. MVC can be offered as a prepaid solution or directly linked to a subscriber's credit or debit card or other funding account. Subscribers can load prepaid virtual accounts with cash at participating locations, or electronically via their bank accounts or via direct deposit.

The benefits of MVC include, for:

- *Card issuers* - increased transactional revenues from existing accounts, driving more transactional revenues and elimination of fraudulent card use.
- *Mobile network operators*- revenues from payments, reduced churn, opportunities for powerful co-branding schemes.
- *Consumers*- convenience, peace of mind, ease of use, rewards.
- *Merchants*- elimination of charge-backs and fraud at no extra cost.

Financial services

We have developed a suite of financial services that is offered to customers utilizing our payment solutions. We are able to provide our customers with competitive microfinance, life insurance and money transfer products based on our understanding of their risk profiles, earning and spending patterns, demographics and lifestyle requirements.

Hardware solutions

We provide hardware solutions that have been developed to optimize the performance of our payment and transaction processing solutions. These hardware solutions include;

- *Cryptographic solutions* - Our internally-developed range of PIN encryption devices, card acceptance modules and hardware security modules are primarily aimed at the financial, retail, telecommunication, utilities and petroleum sectors. These devices and modules are suited for high-speed transaction processing requirements, acceptance of multiple payment tokens, value-added services at point of transaction, and adherence to stringent transaction security and payment association standards such as TDES and EMV.
- *Chip and GSM licensing* - We supply chip cards into the South African and other international markets. We work with mobile network operators, card manufacturers and semiconductor manufacturers to provide card technology, solutions and software that enable mobile telephony, mobile transactions and value-added services to take place in a trusted, secure and convenient manner. These chip products and technology include operating system and application development, card manufacture and production, from concept and design through, printing, packaging and distribution. At the core of our chip business is the strategy of licensing chip software to a wide spectrum of other industry participants.
- *POS solutions* – We supply our secure, integrated POS payment products and systems, including:
    - FlexiLANE – An in-store controller ideally suited to multi-lane retail and petroleum station environments. The in-store controller forms an interfacing and concentration layer between a group of distributed terminal devices and a centralized payment and value-added service, or VAS, aggregator. This helps large retailers and petroleum companies to overcome the challenges associated with processing multiple transactions from multiple access devices using multiple tender types;
    - FlexiGATE – A terminal and payment gateway that manages the routing of all FlexiLANE traffic and enables retailers to supply VAS such as airtime top-up, electricity payment and bill payment;
    - FlexiPOS – An innovative retail solution that allows the retailer's various payment and VAS solution requirements to be streamlined into a single payment terminal. FlexiPOS transforms the POS terminal into a convenient and consumer friendly place of purchase, place of payment and place of service; and
    - EMV – Net1's payment expertise helps ensure that retailers together with their acquirers meet the requirements of upgrading software, terminals and security for conformity with the latest international chip card standards.
    - Ingenico POS equipment
- *Virtual top-up* - our VTU solution facilitates mobile phone-based prepaid airtime vending. The VTU technology enables prepaid cell phone users to purchase additional airtime simply, securely and conveniently. The vendor uses its GSM handset to purchase bulk airtime from a mobile network operator. Airtime value, as opposed to a virtual voucher, is then 'transferred' directly from the vendor's cellular handset to that of the customer. When the vendor runs out of airtime value, it is a simple task to purchase more to resell to customers.

Our Strategy

We intend to provide the leading transacting system for the billions of unbanked and under-banked people in the world to engage in electronic transactions, as well as to provide our transaction processing, value-added services processing, new secure mobile payment technologies and health care processing services globally. To achieve these goals, we are pursuing the following strategies:

Build on our significant and established South African infrastructure—In South Africa, we are one of the leading independent transaction processors, as the national provider of social welfare payment distribution services to the country's large unbanked and under-banked population, the largest third-party processor of retail merchant transactions, the leading processor of third-party payroll payments and the leading processor of health care claims. We believe that our large cardholder base, specialized technology and payment infrastructure, together with our strong government and business relationships, position us at the epicenter of commerce in the country.

We believe that we are well-positioned to continue to gain market share and build upon the critical mass that we have developed in South Africa and have identified the following opportunities to continue to drive growth in our South African business:

- *Government focus on expansion of social benefits*—As a result of the South African government's focus on the provision of social grants as a core element of its social assistance and poverty alleviation policies, and our new five-year contract to distribute such grants on a national basis, we believe that we are in a position to provide services to over 50% of the country's adult population. Through our national distribution platform and relationships with a number of leading companies across multiple industries, we believe we can provide many of the services consumed by our cardholders who would otherwise have to rely on the informal sector.

- *Government focus on implementing a national health insurance system*—The South African government is in the process of designing a national health insurance system to bring affordable quality health care to all South Africans. Through our MediKredit healthcare rules adjudication engine and transaction processing switch, we believe we are well-placed to assist the South African government with a secure, real time solution for the high volume of anticipated healthcare transactions that the envisaged new system will generate.

- *Increasing adoption of existing services*—Our technology supports a variety of other products and smart card to smart card, or S2S, services that expand the use of our technology and provide us with new sources of transaction-based revenues. During the last several years, we have introduced these new products and services in South Africa for existing and newly-enrolled cardholders. We have installed our POS terminals in thousands of mostly rural merchant locations throughout the country which allows beneficiaries to receive their grants at these locations and transact business with the retailers using our smart card. During fiscal 2012, we processed 19.0 million transactions with a total value of ZAR 13.4 billion at these merchant locations.

- *Introduction of new services*–We are also poised to benefit from the introduction and adoption of new services across our various platforms, which we believe will generate significant incremental transaction fee revenue from current and new users at a relatively low cost to us. Some of these services include:

  - <u>Acceptance of UEPS cards in traditional POS terminals and bank ATMs</u>—We have enabled our cards to be compliant with international EMV standards, which will allow our cardholder base to purchase goods and services at merchant POS locations that currently accept MasterCard-branded cards and all South African ATMs. This additional functionality will allow us to expand significantly the number of terminals and ATMs that use our smart card, capturing fees from new transactions and positioning our cards to be used by a larger share of the banked population.
  - <u>Value-added services through multiple EasyPay channels</u> —EasyPay is the largest bank-independent financial switch and merchant processor in South Africa for credit and debit card transactions. EasyPay processed 425 million transactions with a total value of ZAR 92.9 billion during fiscal 2012. Our technology also allows us to provide a variety of additional, value-added payment services, such as bill payment, prepaid mobile top-up, prepaid utility services and gift cards, that we can sell into our existing card holder base as well as to new customers. We have developed additional platforms to access EasyPay's offerings such as a self service kiosks, or EasyPay Kiosk, and web and mobile phone applications to create a larger, seamless, value-added payments eco-system.
  - <u>Third-party payments from payroll processing through FIHRST</u>—Through our FIHRST service, we offer employers an easy and flexible method of making payments to employees and payroll-related creditors. By combining the FIHRST service and the EasyPay product suite, we can provide employees with the ability to pay their bills or purchase prepaid airtime and utilities as a payroll deduction or by providing them with credit facilities.

- *Using our "first wave/second wave" approach to expand into new markets*—We use what we refer to as a "first wave/second wave" approach to market expansion. In the "first wave," we seek to identify an application for which there is a demonstrated and immediate need in a particular territory and then sell and implement our technology to fulfill this initial need. As a result, we should achieve the deployment of the required technological infrastructure as well as the registration of a critical mass of cardholders or customers. During this phase, we should generate revenues from the sale of our software and hardware devices, as well as ongoing revenues from transaction fees, maintenance services and the use of our biometric verification engine. Once the infrastructure has been deployed and we achieve a critical mass of customers, we intend to focus on the "second wave," which should allow us to use this infrastructure to provide users, at a low incremental cost to us, with a wide array of financial products and services for which we can charge fees based on the value of the transactions performed.

- *Leveraging our new payment technologies to gain access to developed economies*—While our business has traditionally focused on marketing products and services to the world's unbanked and under-banked population, we have developed and acquired proprietary technology, such as our MVC application for mobile telephones that is designed to eliminate fraud associated with card not present credit card transactions, which are those effected by telephone or over the internet. We have introduced this technology, as well as our XeoRules™ healthcare management system in the United States, and we plan to expand our offering into Western Europe and other developed economies.

- *Pursue strategic acquisition opportunities or partnerships to gain access to new markets or complementary product* — We will continue to pursue acquisition opportunities and partnerships that provide us with an entry point for our existing products into a new market, or provides us with technologies or solutions complementary to our current offerings.

Our Clusters and Business Units

Our company is organized into the following "clusters" and within each cluster, separate business units.

Transactional Solutions Cluster

Cash Paymaster Services ("CPS")

Our CPS business unit deploys our UEPS – Social Grant Distribution technology to distribute social welfare grants on a monthly basis to over nine million beneficiaries in South Africa. These social welfare grants are distributed on behalf of SASSA. During our 2012, 2011 and 2010 fiscal years, we derived 41%, 47%, and 66% of our revenues respectively, from CPS' social welfare grant distribution business.

CPS provides a secure and affordable transacting channel between social welfare grant beneficiaries, SASSA and formal businesses. CPS enrolls social welfare grant beneficiaries by issuing them a UEPS/EMV smart card that digitally stores their biometric fingerprint templates on the smart card, enabling them to access their social welfare grants securely at any time or place. The smart card is issued to the beneficiary on site and utilizes optical fingerprint sensor technology to identify and verify a beneficiary. The beneficiary simply inserts a smart card into the POS device and is prompted to present his fingerprint. If the fingerprint matches the one stored on the smart card, the smart card is loaded with the value created for that particular smart card. Additionally, during enrolment we capture the beneficiary's voice print to perform biometric verification when using channels such as ATMs and traditional POS terminals that normally do not have fingerprint readers.

The smart card provides the holder with access to all of the UEPS functionality, which includes the ability to have the smart card funded with pension or welfare payments, make retail purchases, enjoy the convenience of pre-paid facilities and qualify for a range of affordable financial services, including insurance and short-term loans as well as standard EMV transactional capabilities to operate wherever MasterCard is accepted. The smart card also offers the card holder the ability to make debit order payments to a variety of third parties, including utility companies, schools and retail merchants, with which the holder maintains an account. The card holder can also use the same smart card as a savings account.

Our UEPS - Social Grant Distribution technology provides numerous benefits to government agencies and beneficiaries. The system offers government a reliable service at a reasonable price. For beneficiaries, our smart card offers convenience, security, affordability, flexibility and accessibility. They can avoid long waiting lines at payment locations and do not have to get to payment locations on scheduled payment dates to receive cash. They do not lose money if they lose their smart cards, since a lost smart card is replaceable and the biometric fingerprint or voice identification technology helps prevent fraud. Their personal security risks are reduced since they do not have to safeguard their cash. Beneficiaries have access to affordable financial services, can save and earn interest on their smart cards and can perform money transfers to friends and relatives living in other provinces. Finally, beneficiaries pay no transaction fees when they use our infrastructure to load their smart cards, perform balance inquiries, make purchases or downloads, or effect monthly debit orders. For us, the system allows us to reduce our operating costs by reducing the amount of cash we have to transport.

This business unit has been allocated to our South African transaction-based activities and smart card accounts reporting segments.

KSNET

Our KSNET business unit is a significant payment solutions provider in Korea, has the broadest product offering in the country, a base of approximately 220,000 merchants and an extensive direct and indirect sales network. KSNET is based in Seoul, Korea. KSNET's core operations comprise of three project offerings, namely card value-added network, or VAN, payment gateway, or PG, and banking VAN. KSNET is able to realize significant synergies across these core operations because it is the only payment solutions provider that offers all three of these offerings in Korea. Over 90% of KSNET's revenue comes from the provision of payment processing services to merchants and card issuers through its card VAN.

KSNET's core product offerings are described in more detail below:

- *Card VAN*—KSNET's card VAN offering manages credit and other non-cash alternative payment mechanisms for retail transaction processing for a wide range of merchants and every credit card issuer in Korea. Non-cash alternative payment mechanisms for which KSNET provides processing services include all credit and debit cards and e-currency (K-cash and TMoney). KSNET also records cash transactions for the Korean National Tax Service in the form of cash receipts.
- *PG*—KSNET offers PG services to the rapidly growing number of merchants that are moving online in Korea. PG provides these merchants with a host of alternative payment solutions including the ability to accept credit and debit cards, gift and other prepaid cards, and bank account transfers. PG also provides virtual account capabilities. KSNET is currently the only card VAN provider that also provides PG services in Korea. PG offers us an attractive growth opportunity as e-commerce transactions represent an increasing share of payments, driven by increased wire-line and wireless broadband penetration, an increasing number of merchants moving online, and the enhanced security of online transactions driving consumer acceptance. We believe that KSNET can become the leading provider in the PG industry by leveraging its existing merchant base and entering into new markets earlier than competitors.
- *Banking VAN*—KSNET's banking VAN operations currently include account transaction processing services, payment and collections to banks, corporate firms, governmental bodies, and educational institutions. We distinguish card VAN from banking VAN because in the Korean VAN market, banking VAN is recognized as a distinct service from card VAN. We are the only card VAN provider that also provides banking VAN services. Because the banking VAN business industry is at a nascent stage, the market at this time is relatively small.

This business unit has been allocated to our international transaction-based activities reporting segment.

EasyPay

Our EasyPay business unit operates the largest bank-independent financial switch in Southern Africa and is based in Cape Town, South Africa. EasyPay focuses on the provision of high-volume, secure and convenient payment, prepayment and value-added services to the South African market. EasyPay's infrastructure connects into all major South African banks and switches both debit and credit card EFT transactions for some of South Africa's leading retailers and petroleum companies. It is a South African Reserve Bank, or SARB, approved third-party payment processor.

In addition to its core transaction processing and switching operations, EasyPay provides a complete end-to-end reconciliation and settlement service to its customers. This service includes dynamic reconciliation as well as easy-to-use report and screen-query tools for down-to-store-level, management and control purposes.

The EasyPay suite of services includes:

- *EFT*—EasyPay switches credit, debit and fleet card transactions for leading South African retailers and petroleum companies;
- *EasyPay bill payment*—EasyPay offers consumers a point-of-sale bill payment service which is integrated into a large number of national retailers, the internet, self service kiosks and mobile handsets. EasyPay processes monthly account payment transactions for over 350 different bill issuers including major local authorities, telephone companies, utilities, medical service providers, traffic departments, mail order companies, banks and insurance companies;
- *EasyPay prepaid electricity*—This service enables local utility companies such as Eskom Holdings Limited and a growing number of local authorities on a national basis to sell prepaid electricity to their customers;
- *Prepaid airtime*—EasyPay vends airtime at retail POS terminals for all the South African mobile telephone network operators;
- *Electronic gift voucher*—EasyPay supports the electronic generation, issuance and redemption of paper or card-based gift vouchers;
- *EasyPay licenses*—EasyPay enables the issuance of new South African Broadcasting television licenses and the capturing of existing license details within retail environments via a web-based user interface;

- *Third party switching and processing support*—EasyPay switches transactions from retail POS systems to the relevant back-end systems;
- *Hosting services*—EasyPay's infrastructure supports the hosting of payment or back-up servers and applications on behalf of third parties, including utility companies;
- *EasyPay Kiosk*—We have developed a biometrically enabled self service kiosk that allows our EasyPay customers to access all the value-added services provided by EasyPay and to create and load their EasyPay virtual wallets with value; and
- *EasyPay Web and Mobile*—This service enables EasyPay customers to access all the value-added services provided by EasyPay, such as bill payments and the purchase of prepaid airtime and utilities through a secure website that may be accessed through personal computers or through mobile handsets.

EasyPay provides 24x7 monitoring and support services, reconciliation, automated clearing bureau settlement, reporting, full disaster recovery and redundancy services.

This business unit has been allocated to our South African transaction-based activities reporting segment.

MediKredit/ XeoHealth

Our MediKredit business unit operates and markets our Healthcare Transaction Management systems and solutions in South Africa and is based in Johannesburg, South Africa. We estimate that MediKredit's products affect 4.2 million of the seven million health-insured lives in South Africa. We also service the claims-processing needs of certain public hospitals, 100 medical scheme plans and ten of the major healthcare administrators in South Africa. Our functionality caters for all healthcare claim types which include pharmacy, doctor, private and public hospital claims.

MediKredit has been allocated to our South African transaction-based activities reporting segment.

Our XeoHealth business unit operates from Frederick, Maryland, and offers our XeoRules real time adjudication, or RTS, solutions for the end-to-end electronic processing of medical claims information in the U.S. XeoHealth has recently won a number of projects in the U.S. either as the primary contractor for the provision of our RTS solution to customers, or as a sub-contractor to parties contracted to provide an adjudication solution.

XeoHealth has been allocated to our international transaction-based activities reporting segment.

FIHRST

FIHRST offers South African employers our payroll transaction management service and is based in Johannesburg, South Africa. FIHRST currently processes payments exceeding R77.7 billion on behalf of our clients every year, enabling salaries departments to achieve greater levels of efficiency and employee service. We have been chosen as the preferred payments partner by more than 1,250 employer groups of all sizes across all sectors of the economy, representing 850,000 employees. FIHRST is recognized by and works in partnership with the majority of third party payroll organizations including pension fund and medical aid administrators.

This business unit has been allocated to our South African transaction-based activities reporting segment.

Universal Electronic Technological Solutions ("UETS")

Our UETS business unit is based in Johannesburg, South Africa and focuses on the sale, implementation and support of our UEPS technology, ranging from large scale, national projects to smaller, product specific regional projects. UETS focuses on identifying, defining and activating an entry point to commence operations in Africa (excluding South Africa), and in Iraq.

UETS markets the following solutions and products:

- The UEPS national switching, settlement, clearing and smart card solutions offering interoperability with existing banking infrastructure;
- "Wave 2" opportunities, such as financial services in countries with an established UEPS infrastructure;
- Individual stand-alone UEPS applications, with processing outsourced to Net1 regional offices, similar to the model deployed for the payment of welfare grants in Iraq;
- UEPS mobile banking solutions targeted at banks and/or mobile operators;
- E-Government applications such as multi-purpose national identity cards and national welfare & healthcare solutions; and
- Secure verification of existing EMV Debit / credit card transactions using Net1's biometric identification technology.

Our UETS team also provides business development support in territories where UEPS systems have been sold and implemented, such as Ghana, Malawi, Namibia and Botswana.

This business unit has been allocated to our international transaction-based activities and hardware, software and related technology sales reporting segments.

Mobile Virtual Card

Our Net1 Virtual Card business unit is managed from Johannesburg, South Africa with business development support branches in the USA, Austria, India and Indonesia. Our MVC technology provides a completely secure, off-line payment solution for card not present transactions, such as payments made for internet purchases, The MVC technology runs as a application on any mobile phone and utilizes Net1's patented cryptographic card generator to secure any payment transaction. The advent of new technologies such as NFC or QR Codes also enables the utilization of our MVC technology for card present payments.

Our launch customer in the US, MetroPCS, is one of the top five US wireless carriers. MetroPCS offers our MVC technology under the VCPay™ brand as an application that is pre-loaded on new smart phones. We believe our VCPay application is the first mobile phone-based prepaid program with no requirement for the user to have a physical card or bank account. In addition, we have entered into agreements with MoneyGram International, a global money transfer company, and GreenDot Corporation, a major issuer of prepaid credit cards in the United States, to enable subscribers to load their prepaid virtual accounts with cash at any of MoneyGram's and GreenDot's 100,000 US agents, which are located in most communities including many grocery, pharmacy and convenience store chains, or electronically via their bank accounts or via direct deposit.

We have also concluded deals for the provision of MVC services and/or licenses with customers in Mexico, Spain and India.

This business unit has been allocated to our international transaction-based activities reporting segments.

Hardware and Software Sales Cluster

We have dedicated business units responsible for the development, production, marketing, maintenance and support of our Hardware Solutions. These business units are:

- *Cryptographic solutions*—based in Johannesburg and Durban, South Africa, this business unit manages our Incognito range of PIN encryption devices, card acceptance modules and hardware security modules. These solutions are used globally by numerous customers in the financial, retail, telecommunication, utilities and petroleum sectors and by all other Net1 business units that operate payment and transaction processing services.
- *Chip and GSM licensing*—this business unit is a supplier of chip cards and GSM licenses into the South African and other international markets. We operate our own small factory in Johannesburg, South Africa and license numerous mobile network operators, card manufacturers and semiconductor manufacturers to provide card technology, solutions and software that enable mobile telephony, mobile transactions and value-added services.
- *POS solutions*—based in Johannesburg, South Africa, our POS Solutions business unit is responsible for marketing in South Africa our secure, integrated POS payment products and systems.
- *VTU*—based in Johannesburg, South Africa, our VTU business unit is responsible for the global marketing and support of our VTU solution.
- *Smart card-based payment systems in Europe and other*—based in Vienna, Austria, our Net1 UTA business unit provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan and Oman.

These business units have been allocated to our hardware, software and related technology sales reporting segment.

Financial Services Cluster

Finance Holdings

This business unit is responsible for identifying financial services products that can be provided to our UEPS cardholders in South Africa and then marketing and implementing the provision of those products. We currently provide micro-loans to our UEPS cardholders who receive social welfare grants through our system in the KwaZulu-Natal and Northern Cape provinces. We provide the loans ourselves and generate revenue from the service fees charged on these loans.

Our wage payment system offers wage earners a UEPS card that allows them to receive payment, transact and access other financial services in a secure, cost-effective way.

SmartLife

SmartLife is a licensed South African life insurance company and provides us with an opportunity to offer relevant insurance products directly to our existing customer and employee base in South Africa. We intend to offer this customer base a full spectrum of products applicable to this market segment, including credit life, group life, funeral and education insurance policies. SmartLife commenced activities in the second quarter of fiscal 2012.

Prior to its acquisition by us, Smart Life had been administered as a ring-fenced life-insurance license by a large South African insurance company, had not written any new insurance business for a number of years and had reinsured all of its risk exposure under its life insurance products. SmartLife has been allocated to our financial services operating segment.

These business units have been allocated to our financial services reporting segment.

Corporate Cluster

The Corporate Cluster provides global support services to our business units, joint ventures and investments for the following activities:

- *Group executive*—responsible for the overall company management, defining our global strategy, investor relations and corporate finance activities.
- *Finance and administration*—provides company-wide support in the areas of accounting, treasury, human resources, administration, legal, secretarial, taxation, compliance and internal audit.
- *Group information technology*—defines our overall IT strategy and the overall systems architecture and is responsible for the identification and management of the group's research and development activities.
- *Joint ventures and investments unit*—provides governance support to our joint ventures and assists with the evaluation of new investment opportunities.

Competition

In addition to competition that our UEPS system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, there are a number of other products that use smart card technology in connection with a funds transfer system. While it is impossible for us to estimate the total number of competitors in the global payments marketplace, we believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. The competitive advantage of our UEPS offering is that our technology can operate real-time, but in an off-line environment, using biometric identification instead of the standard PIN methodology employed by our competitors. We have enhanced our competitive advantage through the development of our latest version of the UEPS technology has now been certified by EMV, which facilitates our traditionally proprietary UEPS system to interoperate with the global EMV standard and allows card holders to transact at any EMV-enabled point of sale terminal or ATM. The new UEPS/EMV technology is currently being deployed on an extensive scale in South Africa through the issuance of MasterCard-branded UEPS/EMV cards to our social welfare grant customers. We estimate that we process less than 1% of all global payment transactions in the international marketplace.

In South Africa, and specifically in the payment of salaries and wages, our competitors include the local banks and other transaction processors. The South African banks and the South African Post Office, or SAPO, also offer employees the option to open low cost bank accounts that enable the employees to receive their salaries or wages through the formal banking payment networks.

The payment of social welfare grants in South Africa is determined through a highly competitive tender process managed by SASSA. The participants in SASSA's tender processes have historically included the local banks, other payment processors, SAPO and mobile operators. We compete primarily on the basis of the innovative nature and security of our technology as well as the broadest distribution footprint. We are able to load social welfare grants on behalf of the South African government directly onto a biometrically secured UEPS/EMV smart card in rural areas where there is little or no infrastructure or in semi-urban areas through our merchant acquiring system. Our UEPS/EMV-enabled smart cards are therefore used as a means of identification, security and as a transacting instrument. Grants loaded onto our UEPS/EMV-enabled smart cards can be used both online and offline and beneficiaries pay no monthly account or transaction fees. The usefulness of a traditional bank card to its holder is dependent on the availability of a branch network, ATM infrastructure and merchants accepting the card. Access to bank branches, ATMs and merchants accepting traditional bank cards are limited or non-existent in the rural areas of South Africa. We believe the security, functionality and simplicity of our UEPS/EMV smart card provides us with a unique ability to service these rural areas of South Africa, as well as all urban areas through the existing POS and ATM infrastructure. Our technology eliminates the risk associated with receiving social welfare grants in cash as well as the costs associated with transaction fees charged by banks when beneficiaries exceed the minimum number of free transactions per month.

We believe that SASSA considers the technology utilized, pricing of the payment service rendered and other factors such as black economic empowerment, or BEE, rating as the most important factors when considering potential service providers. We compete with other service providers on these aspects through SASSA's tender processes, when applicable, or through contract extension negotiations. Following the award of the SASSA tender to us in January 2012 to pay all social welfare grants in South Africa for a period of five years commencing April 1, 2012, we believe that the next competitive tender process will commence during 2016.

We have identified 10 major card VAN companies in Korea, of which KSNET is one of the four largest. The other three large VAN companies are NICE Information & Telecommunication Inc., First Data Korea Limited and Korea Information & Communications Company, Limited. Entities operating in the VAN industry in Korea compete on pricing and customer service.

EasyPay's competitors include BankservAfrica, UCS, eCentric and Transaction Junction. BankservAfrica is the largest transaction processor in South Africa which processes all transactions on behalf of the South African banks and claims to process in excess of 2.6 billion transactions valued at trillions of rands annually. During fiscal 2012, EasyPay processed 425 million transactions with a total value of ZAR 92.9.

In addition to our traditional competitors, we expect that we will increasingly compete with a number of emerging entities in the mobile payments industry. While the industry is still in its infancy, a number of entities are establishing their presence in this space. Specifically identified entities include traditional payment networks such as Visa, MasterCard and American Express; commercial banks such as Barclays and Citigroup; established technology companies such as Apple, Google and PayPal; mobile operators such as AT&T, Verizon, Vodafone and Bharti Airtel; as well as companies specifically focused on mobile payments such as M-Pesa, Monetise and Square.

Research and Development

During fiscal 2012, 2011 and 2010, we incurred research and development expenditures of $3.9 million, $5.7 million and $7.6 million, respectively. These expenditures consist primarily of the salaries of our software engineers and developers. Our research and development activities relate primarily to the continual revision and improvement of our core UEPS and UEPS/EMV software and its functionality and the design and development of our MVC concept. For example, we continually advance our security protocols and algorithms as well as develop new UEPS features that we believe will enhance the attractiveness of our product and service offerings. Our research and development efforts also focus on taking advantage of improvements in the hardware platforms that are not proprietary to us but which form part of our system.

Intellectual Property

Our success depends in part on our ability to develop, maintain and protect our intellectual property. We rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as non-disclosure agreements to protect our intellectual property. We seek to protect new intellectual property developed by us by filing new patents worldwide. We hold a number of trademarks in various countries.

Financial Information about Geographical Areas and Operating Segments

Note 22 to our consolidated financial statements included in this annual report contains detailed financial information about our operating segments for fiscal 2012, 2011 and 2010. During fiscal 2012, we reallocated certain of our operating activities among these segments, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Revenues based on the geographic location from which the sale originated and geographic location where long-lived assets are held for the years ended June 30, are presented in the table below:

	Revenue			Long-lived assets		
	2012	2011	2010	2012	2011	2010
South Africa	$272,063	$264,485	$267,478	$140,308	$115,809	$111,430
Korea	114,096	68,392	-	224,272	258,791	-
Europe	2,413	10,465	12,301	38	139	42,489
Rest of world	1,692	78	585	6,873	6,817	8,081
Total	$390,264	$343,420	$280,364	$371,491	$381,556	$162,000

Employees

As of June 30, 2012, we had 4,851 employees, which included approximately 2,500 temporary employees contracted to assist with our SASSA implementation. On a segmental basis, 206 employees were part of our management, 4,080 were employed in South African transaction-based activities, 178 were employed in international transaction-based activities, 12 were employed in financial services and 375 were employed in smart card, hardware, software and related technology sales and corporate activities.

We expect our employee base to remain at approximately 5,000 people for most of fiscal 2013 until we have concluded the implementation of our SASSA contract. Once complete, we expect our permanent employee base to stabilize around approximately 3,000 employees.

On a functional basis, four of our employees were part of executive management, 181 were employed in sales and marketing, 225 were employed in finance and administration, 321 were employed in information technology and 4,120 were employed in operations.

As of June 30, 2012, approximately 90 of the 4,080 employees we have in South Africa who were performing transaction-based activities were members of the South African Commercial Catering and Allied Workers Union and approximately 157 of the 179 employees we have in Korea who perform international transaction-based activities were members of the KSNET Union. We believe we have a good relationship with our employees and these unions.

Corporate history

Net1 was incorporated in Florida in May 1997. Until June 2004, Net1 was a development stage company and its business consisted only of holding a license to payment systems intellectual property and an exclusive marketing agreement for the UEPS technology outside South Africa, Namibia, Botswana and Swaziland. In June 2004, Net1 acquired Net1 Applied Technologies Holdings Limited, or Aplitec, a public company listed on the JSE Limited, or JSE. Aplitec owned the payment systems intellectual property in South Africa, Namibia, Botswana and Swaziland and one of its subsidiaries was the other party to the marketing agreement described above. The primary purpose of the Aplitec transaction was to consolidate all intellectual property into one company, to establish a first-mover advantage in developing economies for the commercialization of the UEPS technology, and to exploit market opportunities for growth through strategic alliances and acquisitions. The transaction permitted Aplitec's shareholders to reinvest the sale proceeds in Net1, but under South African exchange control regulations, those shareholders were not permitted to hold Net1's securities directly. In 2005, Net1 completed an initial public offering and listed on the Nasdaq Stock Market. In October 2008, Net1 listed on the JSE, in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Net1 common stock directly.

Available information

We maintain an Internet website at www.net1.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. The information posted on our website is not incorporated into this Annual Report on Form 10-K.

Executive Officers and Significant Employees of the Registrant

Executive officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Dr. Serge C.P. Belamant	58	Chief executive officer, chairman and director
Mr. Herman G. Kotze	42	Chief financial officer, treasurer, secretary and director
Mr. Phil-Hyun Oh	53	Chief executive officer and president, KSNET, Inc.
Mr. Nitin Soma	45	Senior vice president information technology

Dr. Belamant is one of the founders of our company and has been our chief executive officer since October 2000 and the chairman of our board since February 2003. He was also chief executive officer of Aplitec. Dr. Belamant also serves on the boards of a number of other companies that perform welfare distribution services and the provision of microfinance to customers. Dr. Belamant spent ten years working as a computer scientist for Control Data Corporation where he won a number of international awards. Later, he was responsible for the design, development, implementation and operation of the Saswitch ATM network in South Africa that rates today as the third largest ATM switching system in the world. Dr. Belamant has patented a number of inventions, including our original funds transfer system patent, ranging from biometrics to gaming-related inventions.

Dr. Belamant has more than 30 years of experience in the fields of operations research, security, biometrics, artificial intelligence and online and offline transaction processing systems. Dr. Belamant holds a PhD in Information Technology and Management.

Mr. Kotze has been our chief financial officer, secretary and treasurer since June 2004. From January 2000 until June 2004, he served on the board of Aplitec as group financial director. Mr. Kotzé joined Aplitec in November 1998 as a strategic financial analyst. Mr. Kotzé is a member of the South African Institute of Chartered Accountants.

Mr. Oh has served as chief executive officer and president of KSNET since 2007. Prior to that, he was the Managing Partner at Dasan Accounting Firm and was the Head of the Investment Banking Division at Daewoo Securities. Mr. Oh is responsible for the day to day operations of KSNET and as its chief executive officer and president is instrumental in setting and implementing its strategy and objectives.

Mr. Soma has served as our Senior Vice President of Information Technology since June 2004. Mr. Soma joined Aplitec in 1997. He specializes in transaction switching and interbank settlements. Mr. Soma represented Nedcor Bank in assisting with the technical specifications for the South African Interbank Standards. He is also responsible for the ATM settlement process to balance ATMs with the host as well as balance the host with different card users. Mr. Soma designed the Stratus Back-End System for Aplitec, and is responsible for the Nedbank Settlement System for the Point of Sales Devices. Mr. Soma has over 15 years of experience in the development and design of smart card payment systems.

Significant employees

Business Functions:

Dr. Gerhard Claassen (53): General Manager – Cryptographic Solutions – Dr. Claassen joined us in August 2000 and is responsible for the marketing and business development of our cryptographic solutions consisting of the internally developed Incognito range of security solutions, as well as ToDos authenticators and the Cybertrust PKI products.

Wimpie du Plessis (60): Managing director: MediKredit – Mrs. du Plessis joined us in January 1999 and is responsible for the marketing and business development of our MediKredit and XeoHealth offerings worldwide.

K. H. Kang (46): Division Director - Marketing Division 2 – Mr. Kang joined us in December 1994 and is responsible for KSNET's market division that focuses primarily on banking VAN, PG and market development.

M. B. Lee (47): Division Director - Marketing Division 1 – Mr. Lee joined us in August 1994 and is responsible for KSNET's market division that focuses primarily on card VAN.

Igor Medan (39): Joint Managing Director: Net1 UTA – Mr. Medan has been the Joint Managing Director of Net1 UTA since 2011. Net1 UTA is responsible for the marketing and business development of our payment solutions in Russia, the CIS, Oman, India, Asia and Latin America.

Nanda Pillay (41): General Manager: CPS and EasyPay – Mr. Pillay joined us in May 2000 and is responsible for our South African operations, consisting of CPS and EasyPay.

Armando Piedra (39): Joint Managing Director: Net1 UTA – Mr. Piedra has been the Joint Managing Director of Net1 UTA since 2011. Net1 UTA is responsible for the marketing and business development of our payment solutions in Russia, the CIS, Oman, India, Asia and Latin America.

James Sneedon (43): Business Unit Leader: VTU – Mr. Sneedon joined us January 2001 and is responsible for the marketing and business development of our VTU products.

Brenda Stewart (54): Managing director: Net1 Universal Electronic Technological Solutions – Mrs. Stewart joined us in 1997 and is responsible for the marketing and business development of our UEPS solutions in Africa (excluding South Africa) and Iraq.

Trevor Smit (54): Managing director: FIHRST – Mr. Smit joined us in May 2007 and is responsible for the marketing and business development of our FIHRST offering.

Chris van der Walt (50): Managing director: SmartLife – Mr. van der Walt joined us in July 2011 and is responsible for the marketing and business development of our insurance offerings through SmartLife.

Support functions:

Chris Britz (51): Vice President - Group production, repairs & maintenance – Mr. Britz joined us in April 2001 and is responsible for the group's production facilities, as well as all internal and external repairs and maintenance of terminals and other hardware.

Lawrie Chalmers (51): Vice President - Group Human Resources – Mr. Chalmers joined us in April 1998 and is responsible for the group's South African human resources activities, including recruitment, payroll, training and industrial relations.

Y. H. Cho (46): Head of research director – Mr. Cho joined us in July 1999 and is responsible for KSNET's information technology department.

M. Y. Jun (44): Head of Strategy, Planning and Finance – Mr. Jun joined us in September 2000 and is responsible for KSNET's financial function, including financial accounting, taxation and statutory reporting.

Dhruv Chopra (38): Vice President: Investor Relations – Mr. Chopra is responsible for managing our investor relations function globally.

Paul Encarnacao (36): Vice President – Finance – Mr. Encarnacao joined us in June 2004 and is responsible for the preparation of the group's generally accepted accounting principles in the United States of America, or US GAAP, consolidated accounts and statutory reports.

Alan Keschner (51): Vice President: Joint Ventures and Investments – Mr. Keschner joined us in January 2012 and provides governance support to our joint ventures as our representative on the various boards of directors.

Warren Segall (47): Vice President: Compliance – Mr. Segall joined us in July 2006 and is our compliance officer.

Cara van Straaten (51): Group Financial Controller – Ms. Van Straaten joined us in July 2004 and is responsible for the group's South African financial function, including financial accounting, taxation and statutory reporting.

ITEM 1A. RISK FACTORS

OUR OPERATIONS AND FINANCIAL RESULTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND THE TRADING PRICE OF OUR COMMON STOCK.

Risks Relating to Our Business

We derive a majority of our revenues from our new contract with SASSA for the distribution of pension and welfare benefits in all of South Africa's nine provinces. While the new contract has substantially increased the number of beneficiaries to whom we distribute benefits, it has also increased our dependence on our pension and welfare business while also reducing our operating margin, at least in the short term. Further, if we cannot successfully leverage an expanded beneficiary base to provide recipients with additional financial and other services, our financial performance may suffer.

On January 17, 2012, SASSA awarded us a tender to provide payment services for social grants in all of South Africa's nine provinces for a period of five years. On February 3, 2012, we entered into a new contract, together with a related service level agreement, with SASSA. Under our prior SASSA contract, we provided payment services in only five provinces.

Although our revenues from our new SASSA contract have increased as a result of the larger number of beneficiaries we now serve, we also have incurred and will continue to incur significant increases in operating expenses. We have made significant capital expenditures to build out our infrastructure across South Africa, primarily in the additional four provinces. As a result, despite the higher volumes of payments, these additional expenses have resulted in lower operating margins in our pension and welfare business. We could also encounter delays or unexpected expenses during the implementation phase of the contract, which could adversely affect us and require additional management time and attention. While our goal is to offset the additional increases in operating expenses and capital expenditures by expanding the scope and volumes of financial and other services we can provide to our beneficiaries, we may not be successful in doing so, which could adversely affect our business, results of operations, operating cash flow and financial condition.

Moreover, the expansion of our service offering to all nine South African provinces has increased our dependence on our contract with SASSA, which is and will continue to be our largest customer. For the fiscal year ended June 30, 2012, our pension and welfare accounted for approximately 41% of our revenues. If we were to lose all or part of these revenues for any reason, our business would suffer significantly.

In order to meet our obligations under our SASSA contract, we are required to deposit government funds with financial institutions in South Africa before commencing the payment cycle and are exposed to counterparty risk.

In order to meet our obligations under our SASSA contract, we are required to deposit government funds, which will ultimately be used to pay social welfare grants, with financial institutions in South Africa before commencing the payment cycle. If these financial institutions are unable to meet their commitments to us, in a timely manner or at all, we would be unable to discharge our obligations under our SASSA contract and could be subject to penalties, loss of reputation and potentially, the cancellation of our contract. As we are unable to influence these financial institutions' operations, including their internal information technology structures, capital structures, risk management, business continuity and disaster recovery programs, or their regulatory compliance systems, we are exposed to counterparty risk.

Two of the unsuccessful tenderors have challenged SASSA's award of the tender to us.

On February 8, 2012, AllPay filed an application in the North Gauteng High Court of South Africa seeking to set aside the award of the SASSA tender to us. AllPay was one of the unsuccessful bidders during the recent SASSA tender process and was a former contractor to SASSA. We are included as one of several respondents in this proceeding. As a respondent, we are entitled to oppose the application, which we are doing. When SASSA publicly announced the award of the tender to us in January 2012, it stated that it had conducted the tender in accordance with all relevant legislation. The matter was argued before the High Court on May 29 to 31, 2012, and we expect that judgment will be handed down during the first quarter of fiscal 2013. Any of the parties to the proceeding will thereafter be entitled to apply to the High Court for leave to appeal the judgment and, provided that such leave is granted, the appeal process could take several months to be finalized. We cannot predict when the proceeding will be resolved or its ultimate outcome.

On February 3, 2012, another unsuccessful bidder and former SASSA contractor, Empilweni Payout Services (Pty) Ltd, requested SASSA to provide it with all reasons for the award and information that we provided to SASSA in connection with the tender process. Empilweni filed a High Court application to compel SASSA to provide such reasons and information. We opposed the application but SASSA provided certain of the requested information to Empilweni pursuant to an agreed court order. No further action is expected in this proceeding.

In addition, on March 22, 2012, Empilweni filed an urgent High Court application to interdict and restrain SASSA from taking any steps to implement our appointment as a service provider of SASSA in the province of Mpumalanga, pursuant to the award of the tender. On March 27, 2012 the High Court ruled that the matter was not urgent and accordingly it was struck from the court roll. If Empilweni wants to proceed, it would have to do so on a non-urgent basis. Empilweni has taken no further steps to advance this proceeding since March 27, 2012.

If AllPay's challenge is successful, the contract could be set aside. If Empilweni advances proceedings and is successful a portion of the contract could be set aside. It is also possible that other unsuccessful bidders may challenge the award. Our management may be required to expend significant time and resources in an attempt to defeat these challenges.

We have disclosed competitively sensitive information as a result of the AllPay litigation, which could adversely affect our competitive position in the future.

In connection with the AllPay litigation discussed above challenging the award of the SASSA tender to us, we have included our entire SASSA tender submission in the court record, which court record is in the public domain. Our tender submission contains competitively sensitive business information. As a result of this disclosure, our existing and future competitors have access to this information which could adversely affect our competitive position in any future similar tender submissions to the extent that such information continues to remain competitively sensitive.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are a significant part of our long-term growth strategy as we seek to grow our business internationally and to deploy our technologies in new markets both inside and outside South Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions will require significant attention from our senior management which may divert their attention from our day to day business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of goodwill or other intangible assets, which could reduce our future reported earnings. Finally, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We have a significant amount of indebtedness that requires us to comply with restrictive and financial covenants. If we are unable to comply with these covenants, we could default on this debt, which would have a material adverse effect on our business and financial condition.

As of June 30, 2012, we had approximately $94 million of outstanding indebtedness, which we incurred to finance the KSNET acquisition. These loans are secured by substantially all of KSNET's assets, a pledge by Net1 Korea of its entire equity interest in KSNET and a pledge by the immediate parent of Net1 Korea (also one of our subsidiaries) of its entire equity interest in Net1 Korea. The terms of the loan facility require Net1 Korea and its consolidated subsidiaries to maintain certain specified financial ratios (including a leverage ratio and a debt service coverage ratio) and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations and engage in other corporate activities. Although these covenants only apply to our Korean subsidiaries, these security arrangements and covenants may reduce our operating flexibility or our ability to engage in other transactions that may be beneficial to us. If we are unable to comply with these covenants, we could be in default and the indebtedness could be accelerated. If this were to occur, we might not be able to obtain waivers of default or to refinance the debt with another lender and as a result, our business and financial condition would suffer.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession could materially impact our results from operations. A recessionary economic environment could have a negative impact on mobile phone operators, our cardholders and retailers and could reduce the level of transactions we process and the take-up of financial services we offer, which would, in turn, negatively impact our financial results. If financial institutions and retailers experience decreased demand for their products and services our hardware, software and related technology sales will reduce, resulting in lower revenue.

The loss of the services of Dr. Belamant or any of our other executive officers would adversely affect our business.

Our future financial and operational performance depends, in large part, on the continued contributions of our senior management, in particular, Dr. Serge Belamant, our Chief Executive Officer and Chairman and Herman Kotze, our Chief Financial Officer. Many of our key responsibilities are performed by these two individuals, and the loss of the services of either of them could disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers' needs, which could have a material adverse effect on our business and financial performance. We do not have employment agreements with these executive officers and they may terminate their employment at any time.

In addition, the success of our KSNET business depends heavily on the continued services of its president, Phil-Hyun Oh and the other senior members of the KSNET management team. We do not maintain any "key person" life insurance policies.

We face a highly competitive employment market and may not be successful in attracting and retaining a sufficient number of skilled employees, particularly in the technical and sales areas and senior management.

Our future success depends on our ability to continue to develop new products and to market these products to our target users. In order to succeed in our product development and marketing efforts, we need to identify, attract, motivate and retain sufficient numbers of qualified technical and sales personnel. An inability to hire and retain such technical personnel would adversely affect our ability to enhance our existing intellectual property, to introduce new generations of technology and to keep abreast of current developments in technology. Demand for personnel with the range of capabilities and experience we require is high and there is no assurance that we will be successful in attracting and retaining these employees. The risk exists that our technical skills and sales base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led, and continue to lead, numerous qualified individuals to leave the country, thus depleting the availability of qualified personnel in South Africa. In addition, our multi-country strategy will also require us to hire and retain highly qualified managerial personnel in each of these markets. If we cannot recruit and retain people with the appropriate capabilities and experience and effectively integrate these people into our business, it could negatively affect our product development and marketing activities.

We face competition from the incumbent retail banks in South Africa and SAPO in the unbanked market segment, which could limit growth in our transaction-based activities segment.

The incumbent South African retail banks have created a common banking product, generally referred to as a "Mzansi" account, for unbanked South Africans, which offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. According to the FinScope survey, which is an annual survey conducted by the FinMark Trust, a non-profit independent trust, approximately 4.4 million and 3.5 million people in South Africa claimed to use a Mzansi account in 2009 and 2008, respectively. As the competition to bank the unbanked in South Africa intensifies with the Mzansi account and other similar product offerings, we may not be successful in marketing our low-cost banking product to our target population.

Moreover, as our product offerings increase and gain market acceptance in South Africa, the banks and SAPO may seek governmental or other regulatory intervention if they view us as disrupting their funds transfer or other businesses.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have.

These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our UEPS system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

The period between our initial contact with a potential customer and the sale of our UEPS products or services to that customer tends to be long and may be subject to delays which may have an impact on our revenues.

The period between our initial contact with a potential customer and the purchase of our UEPS products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer's decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To sell our products and services successfully we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources; however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

Our proprietary rights may not adequately protect our technologies.

Our success depends in part on our obtaining and maintaining patent, trade secret, copyright and trademark protection of our technologies in the United States and other jurisdictions as well as successfully enforcing this intellectual property and defending this intellectual property against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable intellectual property protections, such as patents or trade secrets, cover them. In particular, we place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

We cannot predict the breadth of claims that may be allowed or enforced in our patents. For example, we might not have been the first to make the inventions covered by each of our patents and patent applications or to file patent applications and it is possible that none of our pending patent applications will result in issued patents. It is possible that others may independently develop similar or alternative technologies. Also, our issued patents may not provide a basis for commercially viable products, or may not provide us with any competitive advantages or may be challenged, invalidated or circumvented by third parties.

We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. We have confidentiality agreements with employees, and consultants to protect our trade secrets and proprietary know-how. These agreements may be breached and or may not have adequate remedies for such breach. While we use reasonable efforts to protect our trade secrets, our employees, consultants or others may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time consuming, and the outcome would be unpredictable. Moreover, if our competitors independently develop equivalent knowledge, methods and know-how, it will be more difficult for us to enforce our rights and our business could be harmed. If we are not able to defend the patent or trade secret protection position of our technologies, then we will not be able to exclude competitors from developing or marketing competing technologies.

We also rely on trademarks to establish a market identity for some of our products. To maintain the value of our trademarks, we might have to file lawsuits against third parties to prevent them from using trademarks confusingly similar to or dilutive of our registered or unregistered trademarks. Also, we might not obtain registrations for our pending trademark applications, and might have to defend our registered trademark and pending trademark applications from challenge by third parties.

Defending our intellectual property rights or defending ourselves in infringement suits that may be brought against us is expensive and time-consuming and may not be successful.

Litigation to enforce our patents, trademarks or other intellectual property rights or to protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have patent protection. Our means of protecting our intellectual property rights in countries where we currently have patent or trademark protection, or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

System failures, including breaches in the security of our system, could harm our business.

We may experience system failures from time to time, and any lengthy interruption in the availability of our back-end system computer could harm our revenues and profits, and could subject us to the scrutiny of our customers.

Frequent or persistent interruptions in our services could cause current or potential customers and users to believe that our systems are unreliable, leading them to avoid our technology altogether, and could permanently harm our reputation and brands. These interruptions would increase the burden on our engineering staff, which, in turn, could delay our introduction of new applications and services. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim could be time consuming and costly for us to address.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of card holder data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not yet experienced any security breaches affecting our business.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems with our system could result in lengthy interruptions in our services. Our current business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

Our strategy of partnering with companies outside South Africa may not be successful.

In order for us to expand our operations into foreign markets, it may be necessary for us to establish partnering arrangements with companies outside South Africa, such as the ones we have established in Namibia, Botswana and Colombia. The success of these endeavors is, however, subject to a number of factors over which we have little or no control, such as finding suitable partners with the appropriate financial, business and technical backing and continued governmental support for planned implementations. In some countries, finding suitable partners and obtaining the appropriate support from the government involved may take a number of years before we can commence implementation. Some of these partnering arrangements may take the form of joint ventures in which we receive a minority interest. Minority ownership carries with it numerous risks, including dependence on partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits, as well as the inability to control the joint venture vehicle and to direct its policies and strategies. Such a lack of control could result in the loss of all or part of our investment in such entities. In addition, our foreign partners may have different business methods and customs which may be unfamiliar to us and with which we disagree. Our joint venture partners may not be able to implement our business model in new areas as efficiently and quickly as we have been able to do in South Africa. Furthermore, limitations imposed on our South African subsidiaries by South African exchange control regulations, as well as limitations imposed on us by the Investment Company Act of 1940, may limit our ability to establish partnerships or entities in which we do not obtain a controlling interest.

We may have difficulty managing our growth, especially as we expand our business internationally.

We continue to experience growth, both in the scope of our operations and size of our organization. This growth is placing significant demands on our management, especially as a result of our recent SASSA tender award and as we expand our business internationally. Continued growth would increase the challenges involved in implementing appropriate operational and financial systems, expanding our technical and sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. International growth, in particular, means that we must become familiar and comply with complex laws and regulations in other countries, especially laws relating to taxation.

Additionally, continued growth will place significant additional demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results may suffer.

We pre-fund the payment of social welfare grants through our merchant acquiring system in South Africa and pre-fund the settlement of certain customers in Korea and a significant level of payment defaults by these merchants or customers would adversely affect us.

We pre-fund social welfare grants through the merchants who participate in our merchant acquiring system in the South African provinces where we operate as well as prefund the settlement of funds to certain customers in Korea. These pre-funding obligations expose us to the risk of default by these merchants and customers. Although we have not experienced any material defaults by merchants or customers in the return of pre-funded amounts to us, we cannot guarantee that material defaults will not occur in the future. A material level of merchant or customer defaults could have a material adverse effect on us, our financial position and results of operations.

We may incur material losses in connection with our distribution of cash to recipients of social welfare grants.

Many social welfare recipients use our services to access cash using their smart cards. We use armored vehicles to deliver large amounts of cash to rural areas across South Africa to enable these welfare recipients to receive this cash. In some cases, we also store the cash that will be delivered by the armored vehicles in depots overnight or over the weekend to facilitate delivery to these rural areas. We cannot insure against certain risks of loss or theft of cash from our delivery vehicles and we will therefore bear the full cost of certain uninsured losses or theft in connection with the delivery process, and such losses could materially and adversely affect our financial condition, cash flows and results of operations. We have not incurred any material losses resulting from cash distribution in recent years, but there is no assurance that we will not incur material losses in the future.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, POS devices and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to implement new systems and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. A supply interruption or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus, to acquire a new source of customers who use our UEPS technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Shipments of our electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation and our relationships with our customers.

Risks Relating to Operating in South Africa and Other Foreign Markets

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in US dollars. This means that as long as the ZAR remains our primary operating currency, depreciation in the ZAR against the US dollar, and to a lesser extent, the Korean won, would negatively impact our reported revenue and net income, while a strengthening of the ZAR would have the opposite effect. Depreciation in the ZAR may negatively impact the prices at which our stock trades. The US dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue. We provide detailed information about historical exchange rates in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Exchange Rate Information."

Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. This difficulty may increase as we expand our business internationally and record additional revenue and expenses in the euro and other currencies. It may also have a negative impact on our stock price.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging relating to our inventory purchases which are settled in US dollars or euros. We have used forward contracts in order to hedge our economic exposure to the ZAR/US dollar and ZAR/euro exchange rate fluctuations from these foreign currency transactions. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

South Africa's high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce.

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in the rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. In addition, South Africa has a high prevalence of HIV/AIDS and tuberculosis. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

The economy of South Africa is exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk losing our government and private contracts. In addition, it is possible that we may be required to achieve black shareholding of our company in a manner that could dilute your ownership.

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, established a legislative framework for the promotion of BEE. The law recognizes two distinct mechanisms for the achievement of BEE objectives—compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. Although the charter that will likely apply to our company has not yet been finalized, we believe it is likely that the charter will not differ substantially from the codes of good practice. Achievement of BEE objectives is measured by a "scorecard" which establishes a weighting to various components of BEE. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. This shareholding component carries the highest BEE scorecard weighting. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance does affect the ability of a company to secure contracts in the public and private sectors.

Thus, it will be important for us to achieve applicable BEE objectives. Failing to do so could jeopardize our ability to maintain existing business, including our South African pension and welfare business, or to secure future business.

In 2012, we entered into a Broad Based Black Economic Empowerment transaction pursuant to which we granted an option to purchase up to 8,955,000 shares of our common stock to a special purpose vehicle that represents a consortium of black South Africans, community groups and the Net1 Foundation (the "BBBEE consortium"). The option is exercisable at a price of US$8.96 per share at any time until April 19, 2013. One of the primary purposes of entering into this transaction was to improve our BEE score. However, to date the option granted to the BBBEE consortium has not been exercised and if it expires unexercised or it is exercised only in part, we may not achieve the objectives we sought to achieve when we entered into the transaction. Refer to Note 16 to our consolidated financial statements.

We have taken a number of actions as a company to increase empowerment of black South Africans, including the BBBEE transaction discussed above. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BEE objectives. In that event, in order to avoid risking the loss of our government and private contracts, we may have to seek to comply through other means, including by selling or placing additional shares of Net1 or of our South African subsidiaries to black South Africans. Such sales of shares could have a dilutive impact of your ownership interest, which could cause the market price of our stock to decline.

South African exchange control regulations could hinder our ability to make foreign investments and obtain foreign-denominated financing.

South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area without the prior approval of SARB. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future.

Although Net1 is a US corporation and is not itself subject to South African exchange control regulations, these regulations do restrict the ability of our South African subsidiaries to raise and deploy capital outside the Common Monetary Area, to borrow money in currencies other than the South African rand and to hold foreign currency. Exchange control restrictions may also affect the ability of these subsidiaries to pay dividends to Net1 unless the affected subsidiary can show that any payment of such dividend will not place it in an over-borrowed position. As of June 30, 2012, approximately 59% of our cash and cash equivalents were held by our South African subsidiaries. Exchange control regulations could make it difficult for our South African subsidiaries to: (i) export capital from South Africa; (ii) hold foreign currency or incur indebtedness denominated in foreign currencies without the approval of SARB; (iii) acquire an interest in a foreign venture without the approval of SARB and first having complied with the investment criteria of SARB; (iv) repatriate to South Africa profits of foreign operations; and (v) limit our business to utilize profits of one foreign business to finance operations of a different foreign business.

Under current exchange control regulations, SARB approval would be required for any acquisition of our company which would involve payment to our South African shareholders of any consideration other than South African rand. This restriction could limit our management in its ability to consider strategic options and thus, our shareholders may not be able to realize the premium over the current trading price of our shares.

Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. We face the risk of disruption from labor disputes and new South African labor laws.

In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. Although only approximately 2% percent of our South African workforce is unionized and we have not experienced any labor disruptions in recent years, such labor disruptions may occur in the future. In addition, developments in South African labor laws may increase our costs or alter our relationship with our employees and trade unions, which may have an adverse effect on us, our financial condition and our operations.

Operating in South Africa and other emerging markets subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as South Africa, as well as some of the other markets into which we have recently begun to expand, including African countries outside South Africa, South America, Southeast Asia and Central and Eastern Europe, are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive there to be the greatest opportunities to market our products and services successfully, the political, economic and market conditions in many of these markets present risks that could make it more difficult to operate our business successfully.

Some of these risks include:

- political and economic instability, including higher rates of inflation and currency fluctuations;
- high levels of corruption, including bribery of public officials;
- loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- logistical and communications challenges;
- potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- difficulties in staffing and managing operations and ensuring the safety of our employees;
- restrictions on the right to convert or repatriate currency or export assets;
- greater risk of uncollectible accounts and longer collection cycles;
- indigenization and empowerment programs; and
- exposure to liability under US securities and foreign trade laws, including the Foreign Corrupt Practices Act, or FCPA, and regulations established by the US Department of Treasury's Office of Foreign Assets Control, or OFAC.

Many of these countries and regions are in various stages of developing institutions and political, legal and regulatory systems that are characteristic of democracies. However, institutions in these countries and regions may not yet be as firmly established as they are in democracies in the developed world. Many of these countries and regions are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that can affect our investments in these countries and regions. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries and regions are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

As the political, economic and legal environments remain subject to continuous development, investors in these countries and regions face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries or others in the region may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks Relating to Government Regulation

We are required to comply with certain US laws and regulations, including the Foreign Corrupt Practices Act as well as economic and trade sanctions, which could adversely impact our future growth.

We must comply with the FCPA, which prohibits US companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. In addition, OFAC administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on US foreign policy and national security goals.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the FCPA could subject us to substantial penalties. In addition, the requirement that we comply with the FCPA could put us at a competitive disadvantage with companies that are not required to comply with the FCPA or could otherwise harm our business. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us by foreign officials. Furthermore, the trade sanctions administered and enforced by OFAC target countries which are typically less developed countries. Since less developed countries present some of the best opportunities for us to expand our business internationally, restrictions against entering into transactions with those foreign countries, as well as with certain entities and individuals in those countries, can adversely affect our ability to grow our business.

Changes in current South African government regulations relating to social welfare grants could adversely affect our revenues and cash flows.

We derive a substantial portion of our current business from the distribution of social welfare grants in South Africa. Because social welfare eligibility and grant amounts are regulated by the South African government, any changes to or reinterpretations of the government regulations relating to social welfare may result in the non-renewal or reduction of grants for certain individuals, or a determination that currently eligible social welfare grant recipients are no longer eligible. If any of these changes were to occur, the number of grants we distribute could decrease which could result in a reduction of our revenue and cash flows.

We do not have a South African banking license and therefore we provide our social welfare grant distribution and wage payment solution through an arrangement with a third-party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to terminate, we would not be able to operate our social welfare grant distribution and wage payment business without alternate means of access to a banking license

The South African retail banking market is highly regulated. Under current law and regulations, our South African social welfare grant distribution and wage payment business activities in the unbanked market requires us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have entered into an agreement with Grindrod Bank Limited that enables us to implement our social welfare grant distribution and wage payment solution in compliance with the relevant laws and regulations. If the agreement were to be terminated, we would not be able to operate these services unless we were able to obtain access to a banking license through alternate means.

In addition, the South African Financial Advisory and Intermediary Services Act, 2002, requires persons who give advice regarding the purchase of financial products or who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. We have applied for a license under this Act in order to continue to provide advice and intermediary services in respect of the financial products on which we advise and the payment processing services we provide in South Africa on behalf of insurers and other financial product suppliers. If we fail to obtain this license, we may be stopped from continuing this part of our business in South Africa.

Our payment processing businesses are subject to substantial governmental regulation and may be adversely affected by liability under, or any future inability to comply with, existing or future regulations or requirements.

Our payment processing activities are subject to extensive regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We may be subject to regulations regarding privacy, data use and/or security which could adversely affect our business.

We are subject to regulations in a number of the countries in which we operate relating to the collection, use, retention, security and transfer of personally identifiable information about the people who use our products and services, in particular, personal financial and health information. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Any failure, or perceived failure, by us to comply with any regulatory requirements or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and adversely affect us. In addition, as noted above, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.

Our stock price has experienced recent significant volatility. During the 2012 fiscal year, our stock price ranged from a low of $5.77 to a high of $11.21. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:

- the extent to which we are able to implement our new SASSA contract successfully;
- fluctuations in currency exchange rates, particularly the US dollar/ZAR exchange rate;
- quarterly variations in our operating results, especially if our operating results fall below the expectations of securities analysts and investors;
- announcements of acquisitions, disposals or impairments of intangible assets;
- the timing of or delays in the commencement, implementation or completion of major projects;
- large purchases or sales of our common stock;
- general conditions in the markets in which we operate; and
- economic and financial conditions.

A majority of our common stock is beneficially owned by a small number of shareholders. The interests of these shareholders may conflict with those of our other shareholders.

There is a concentration of ownership of our outstanding common stock because approximately 41% of our outstanding common stock is owned by two shareholders. Based on their most recent SEC filings disclosing ownership of our shares, International Value Advisers, LLC, or IVA, and investment entities affiliated with General Atlantic LLC beneficially owned 27.2% and 14.1% of our outstanding common stock, respectively. General Atlantic also has the right to representation on our board of directors although it is not currently exercising that right.

In addition, pursuant to a Broad Based Black Economic Empowerment transaction described above, we have granted an option to purchase up to 8,955,000 shares of our common stock, equal to 19.7% of our current issued and outstanding shares, to the BBBEE consortium. The option is exercisable at US$8.96 per share at any time until April 19, 2013. The BBBEE consortium is currently represented on our board by invitation and has the right to representation on our board if and so long as it owns more than 10% of our outstanding common stock.

The interests of IVA, the BBBEE consortium and General Atlantic may be different from or conflict with the interests of our other shareholders. As a result of the ownership by IVA, the BBBEE consortium and General Atlantic, as well as the BBBEE consortium's and General Atlantic's right to board representation, they will be able, if they act together, to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, thus depriving shareholders of a premium for their shares, or facilitating a change of control that other shareholders may oppose.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies, or to fund acquisitions. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We may have difficulty raising necessary capital to fund operations or acquisitions as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performance, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new technologies, to expand into new markets and to make acquisitions, all of which may be dependent upon our ability to obtain financing through debt and equity or other means.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order to provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations or to acquire other businesses, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders. In addition, additional shares that we issue would likely be freely tradable which could adversely affect the trading price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. Some of these companies may not be required to comply with Sarbanes prior to the time we acquire them. The integration of these acquired companies into our internal control over financial reporting could require significant time and resources from our management and other personnel and may increase our compliance costs. If we fail to successfully integrate the operations of these acquired companies into our internal control over financial reporting, our internal control over financial reporting may not be effective.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our directors and officers and experts.

While Net1 is incorporated in the state of Florida, United States, the company is headquartered in Johannesburg, South Africa and substantially all of the company's assets are located outside the United States.

In addition, all of Net1's directors and officers reside outside of the United States and our experts, including our independent registered public accountants, are based in South Africa. As a result, even though you could effect service of legal process upon Net1, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Net1 in the United States, including any judgment based on the civil liability provisions of the U.S. federal securities laws, because substantially all of our assets are located outside the United States. Moreover, it may not be possible for you to effect service of legal process upon the majority of our directors and officers or upon our experts within the United States or elsewhere outside South Africa and any judgment obtained against any of our foreign directors, officers and experts in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court.

A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court or arbitral body which pronounced the judgment had international jurisdiction and competence to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy in South Africa, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by improper or fraudulent means;
- the judgment does not involve the enforcement of a penal or foreign revenue law or any award of multiple or punitive damages; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978 (as amended), of the Republic of South Africa.

It has been the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. South African courts have awarded compensation to shareholders who have suffered damages as a result of a diminution in the value of their shares based on various actions by the corporation and its management. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency. Also, under South Africa's exchange control laws, the approval of SARB is required before a defendant resident in South Africa may pay money to a non-resident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

In reaching the foregoing conclusions, we consulted with our South African legal counsel, Cliffe Dekker Hofmeyr Inc.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our corporate headquarters facility which consists of approximately 83,000 square feet in Johannesburg, South Africa. We also lease properties throughout South Africa, a 12,088 square foot manufacturing facility in Lazer Park, a 14,230 square foot manufacturing facility in Brakpan and 96 depot facilities. We also lease additional office space in Johannesburg, Pretoria, Cape Town and Durban, South Africa; Vienna, Austria; Seoul, Republic of Korea; Moscow, Russia; New York, New York and Fredrick, Maryland. These leases expire at various dates through 2017.

We own land and buildings in Ahnsung,Kyung-gi, Republic of Korea, which facility is used for the storage of business documents. We believe we have adequate facilities for our current business operations.

ITEM 3. LEGAL PROCEEDINGS

On February 8, 2012, AllPay Consolidated Investment Holdings (Pty) Ltd filed an application in the North Gauteng High Court of South Africa seeking to set aside the award of the SASSA tender to us. AllPay was one of the unsuccessful bidders during the recent SASSA tender process and was a former contractor to SASSA. We are included as one of several respondents in this proceeding. As a respondent, we are entitled to oppose the application, which we are doing. When SASSA publicly announced the award of the tender to us in January 2012, it stated that it had conducted the tender in accordance with all relevant legislation. The High Court heard this matter on May 29 to 31, 2012. We expect that it will hand down a decision during the first quarter of fiscal 2013. Any of the parties to the proceeding will thereafter be entitled to apply to the High Court for leave to appeal the judgment and, provided that such leave is granted, the appeal process could take several months to be finalized. We cannot predict when the proceeding will be resolved or its ultimate outcome.

On February 3, 2012, another unsuccessful bidder and former SASSA contractor, Empilweni Payout Services (Pty) Ltd, requested SASSA to provide it with all reasons for the award and information that we provided to SASSA in connection with the tender process. Empilweni filed a High Court application to compel SASSA to provide such reasons and information. We opposed the application but SASSA provided certain of the requested information to Empilweni pursuant to an agreed court order. No further action is expected in this proceeding.

In addition, on March 22, 2012, Empilweni filed an urgent High Court application to interdict and restrain SASSA from taking any steps to implement our appointment as a service provider of SASSA in the province of Mpumalanga, pursuant to the award of the tender. On March 27, 2012 the High Court ruled that the matter was not urgent and accordingly it was struck from the court roll. If Empilweni wants to proceed, it would have to do so on a non-urgent basis. Empilweni has taken no further steps to advance this proceeding since March 27, 2012.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on The Nasdaq Global Select Market, or Nasdaq, in the United States under the symbol "UEPS" and on the JSE in South Africa under the symbol "NT1." The Nasdaq is our principal market for the trading of our common stock.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by Nasdaq.

Period	High	Low
Quarter ended September 30, 2010..........	$15.04	$10.72
Quarter ended December 31, 2010..........	$12.97	$10.35
Quarter ended March 31, 2011................	$12.31	$8.24
Quarter ended June 30, 2011	$8.92	$7.29
Quarter ended September 30, 2011..........	$9.00	$5.77
Quarter ended December 31, 2011	$8.59	$5.80
Quarter ended March 31, 2012.................	$11.21	$6.71
Quarter ended June 30, 2012	$10.33	$7.79

Our transfer agent in the United States is Computershare Shareowner Services LLC, 480 Washington Blvd, Jersey City, New Jersey, 07310. According to the records of our transfer agent, as of August 17, 2012, there were 19 shareholders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions. Our transfer agent in South Africa is Link Market Services South Africa (Pty) Ltd, 13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001, South Africa.

Dividends

We have not paid any dividends on our shares of common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

Issuer Purchases of Equity Securities

We did not purchase any shares of our common stock during the fourth quarter of fiscal 2012. We currently have $97,848,570 available under our $100 million Board of Directors approved share repurchase authorization. The authorization has no expiration date.

The table below presents our common stock purchased during fiscal 2012 per quarter:

Period	Total number of shares purchased	Average price paid per share (US dollars)
First	180,656	6.25
Second	-	-
Third	-	-
Fourth	-	-
Total fiscal 2012................................	180,656	6.25

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2007, in each of our common stock, the S&P 500 companies, and the companies in the NASDAQ Industrial Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
(AMONG NET 1, THE S&P 500 INDEX AND THE NASDAQ INDUSTRIAL INDEX)
120
100
80
60
40
20
-
Dollars
NASDAQ Industrial Index
S&P 500 Index
Net1
2007
2008
2009
2010
2011
2012
Fiscal year ended June 30,

ITEM 6. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data should be read together with Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8—"Financial Statements and Supplementary Data." The following selected historical financial data as of June 30, 2012 and 2011, and for the three years ended June 30, 2012 have been derived from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected historical consolidated financial data presented below as of June 30, 2010, 2009 and 2008 and for the years ended June 30, 2009 and 2008, have been derived from our consolidated financial statements, which are not included herein. The selected historical financial data as of each date and for each period presented have been prepared in accordance with US GAAP. These historical results are not necessarily indicative of results to be expected in any future period.

Consolidated Statements of Operations Data
(in thousands, except per share data)

	Year Ended June 30				
	2012	2011(1)	2010	2009	2008
Revenue	$390,264	$343,420	$280,364	$246,822	$254,056
Cost of goods sold, IT processing, servicing and support	141,000	109,858	72,973	70,091	67,486
Selling, general and administrative(2)	137,404	119,692	80,854	64,833	65,362
Equity instrument granted pursuant to BBBEE transaction (3)	14,211	-	-	-	-
Depreciation and amortization	36,499	34,671	19,348	17,082	10,822
Profit on sale of microlending business	-	-	-	455	-
Impairment losses(4)	-	41,771	37,378	1,836	-
Operating income	61,150	37,428	69,811	93,435	110,386
Foreign exchange gain related to short-term investment(5)	-	-	-	26,657	-
Interest (expense) income, net	(769)	(1,018)	9,069	10,828	15,722
Income before income taxes	60,381	36,410	78,880	130,920	126,108
Income tax expense(6)	15,936	33,525	40,822	42,744	39,192
Income from continuing operations	44,651	2,647	38,990	86,601	86,695
Net income attributable to Net1	44,651	2,647	38,990	86,601	86,695
Income from continuing operations per share:					
Basic	$0.99	$0.06	$0.84	$1.53	$1.50
Diluted	$0.99	$0.06	$0.84	$1.53	$1.49

(1) KSNET was acquired effective November 1, 2010, and our reported results for fiscal 2011 include KSNET revenues of $68.4 million and a net loss of $4.1 million, after acquisition-related intangible assets amortization, deferred taxes related to acquisition-related intangible asset amortization and interest related to financing obtained to partially fund the acquisition.
(2) Selling, general and administrative expense includes a charge of $2.8 million (2012), $1.7 million (2011), $5.5 million (2010), $4.9 million (2009) and $3.8 million (2008), respectively, in respect of stock-based compensation.
(3) On April 19, 2012, we issued an option to purchase 8,955,000 shares of our common stock to a BEE consortium pursuant to a BBBEE transaction that we entered into on January 25, 2012. The fair value of the option was determined as approximately $14.2 million and has been expensed in full.
(4) Customer relationships acquired in the acquisition of Net1 UTA were impaired in fiscal 2011. Goodwill related to the hardware, software and related technology sales segment was impaired during fiscal 2010, and goodwill related to the financial services segment was impaired during fiscal 2009.
(5) The foreign exchange gain related to a short-term investment in the form of an asset swap arrangement which matured during fiscal 2009.
(6) The fully-distributed tax rate for fiscal 2012 was 28%, for fiscal 2011, 2010 and 2009 it was 34.55% and for fiscal 2008 it was 35.45%. Our income tax expense for fiscal 2012 includes the effects of the change in South African tax law to impose a 15% dividends withholding tax (a tax levied and withheld by a company on distributions to its shareholders) to replace the 10% Secondary Taxation on Companies (a tax levied directly on a company on dividend distributions) ("STC") (refer to Note 19 of our consolidated financial statements). Our income tax expense for fiscal 2012 also includes a valuation allowance of $8.2 million related to foreign tax credits we believe we may not recover (refer to Note 19 of our consolidated financial statements). Our income tax expense for fiscal 2011 includes valuation allowances related to our Net1 UTA business of $8.9 million and a reversal of $10.4 million related to the customer impairment loss. Our income tax expense for fiscal 2009 and 2008 includes the impact of the change in the fully-distributed rate during those fiscal years of approximately $3.5 million and $5.4 million, respectively.

Additional Operating Data:
(in thousands, except percentages)

	Year ended June 30,				
	2012(1)	2011(1)	2010(1)	2009	2008
Cash flows provided by operating activities	$20,406	$66,223	$68,683	$106,768	$118,760
Cash flows used in investing activities	$292,539	$323,685	$90,186	$107,856	$3,903
Cash flows provided by (used in) financing activities.	$231,907	$183,269	$(48,478)	$(40,248)	$2,864
Operating income margin	16%	11%	25%	38%	43%

(1) Cash flows used in investing activities include movements in settlement assets and cash flows provided by (used in) financing activities include movement in settlement liabilities.

Consolidated Balance Sheet Data:
(in thousands)

	As of June 30,				
	2012	2011	2010	2009	2008
Cash and cash equivalents	$39,123	$95,263	$153,742	$220,786	$272,475
Total current assets before settlement assets	175,236	213,421	226,429	290,294	345,734
Goodwill (1)	182,737	209,570	76,346	116,197	76,938
Intangible assets (1)	93,930	119,856	68,347	75,890	22,216
Total assets	955,893	781,645	472,090	499,487	454,071
Total current liabilities before settlement obligations..	75,367	104,396	57,927	77,809	76,503
Total long-term debt	79,760	111,776	4,343	4,185	3,766
Total Net1 equity	$341,515	$323,006	$285,878	$373,217	$340,328

(1) Refer to Note 9 to our consolidated financial statements for discussion of the movement in our goodwill and intangible assets during fiscal 2011.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 6—"Selected Financial Data" and Item 8—"Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See Item 1A—"Risk Factors" and "Forward Looking Statements."

Overview

We are a leading provider of payment solutions and transaction processing services across multiple industries and in a number of emerging economies.

We have developed and market a comprehensive transaction processing solution that encompasses our smart card-based alternative payment system for the unbanked and under-banked populations of developing economies and for mobile transaction channels. Our market-leading system can enable the billions of people globally who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our universal electronic payment system, or UEPS, uses biometrically secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can conduct transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. Our latest version of the UEPS technology has now been certified by EMV, which facilitates our traditionally proprietary UEPS system to interoperate with the global EMV standard and allows card holders to transact at any EMV-enabled point of sale terminal or ATM. The new UEPS/EMV technology is currently being deployed on an extensive scale in South Africa through the issuance of MasterCard-branded UEPS/EMV cards to our social welfare grant customers. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also provide secure transaction technology solutions and services, by offering transaction processing, financial and clinical risk management solutions to various industries. We have extensive expertise in secure online transaction processing, cryptography, mobile telephony and integrated circuit card (chip/smart card) technologies.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments, using our UEPS/EMV technology, to over nine million recipients across the entire country, process debit and credit card payment transactions on behalf of retailers that we believe represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay system, process value-added services such as bill payments and prepaid airtime and electricity for the major bill issuers and local councils in South Africa, and provide mobile telephone top-up transactions for all of the South African mobile carriers. We are the largest provider of third-party and associated payroll payments in South Africa through our FIHRST service that processes monthly payments for approximately 1,250 employer groups representing over 850,000 employees. Our MediKredit service provides the majority of funders and providers of healthcare in South Africa with an on-line real-time management system for healthcare transactions. We perform a similar service in the US through our XeoHealth subsidiary.

Internationally, though KSNET, the second largest transaction processor by volume in Korea, we offer card processing, payment gateway and banking value-added services in that country. The acquisition of KSNET during the second quarter of fiscal 2011, expands our international footprint as well as diversifies our revenue, earnings and product portfolio. We have also concluded deals for the provision of MVC services and/or licenses with customers in Mexico, Spain and India.

Sources of Revenue

We generate our revenues by charging transaction fees to government agencies, merchants, financial service providers, employers and healthcare providers; by providing loans and insurance products and by selling hardware, licensing software and providing related technology services.

We have structured our business and our business development efforts around four related but separate approaches to deploying our technology. In our most basic approach, we act as a supplier, selling our equipment, software, and related technology to a customer. As an example, in Ghana, we sold a complete UEPS to the Central Bank, which owns and operates the resulting transaction settlement system. The revenue and costs associated with this approach are reflected in our hardware, software and related technology sales segment.

We have found that we have greater revenue and profit opportunities, however, by acting as a service provider instead of a supplier. In this approach we own and operate the UEPS ourselves, charging one-time and on-going fees for the use of the system either on a fixed or ad valorem basis. This is the case in South Africa, where we distribute welfare grants on behalf of the South African government and wages on behalf of employers on a fixed fee basis, but charge a fee on an ad valorem basis for goods and services purchased using our smart card. The revenue and costs associated with this approach are reflected in our smart card accounts, South African transaction-based activities and financial services segments. We have adopted a variation of this approach in Iraq, where we operate a UEPS system on an outsourced basis on behalf of a consortium consisting of the Iraqi government and local Iraqi banks, in return for transaction fees based on the volume and value of transactions processed through the system.

Because our smart cards are designed to enable the delivery of more advanced services and products, we are also willing to supply those services and products directly where the business case is compelling. For instance, we provide short-term UEPS-based loans to our smart card holders. This is an example of the third approach that we have taken. Here we can act as the principal in operating a business that can be better delivered through our UEPS. We can also act as an agent, for instance, in the provision of insurance policies. In both cases, the revenue and costs associated with this approach are reflected in our financial services segment.

Through KSNET, we earn most of our revenue from payment processing services we provide to approximately 220,000 merchants and to card issuers in Korea through our value-added network. In the US, we earn transaction fees from our customers utilizing our XeoRules on-line real-time management system for healthcare transactions. We also generate fees from our customers who utilize our VCPay technology to generate a unique, one-time use prepaid virtual card number to securely purchase goods and services or perform bill payments in any card not present environment. The revenue and costs at KSNET, XeoHealth and VCPay as well as those from our Iraqi contract, are reflected in our international transaction-based activities segment.

We also generate fees from transaction processing for both funders and providers of healthcare in South Africa and from providing a payroll transaction management service to South African companies. In both cases, the revenue and costs associated with these services are reflected in our South African transaction-based activities segment.

Finally, we have entered into business partnerships or joint ventures to introduce our UEPS and VTU solutions to new markets such as Botswana, Namibia and Colombia. In these situations, we take an equity position in the business while also acting as a supplier of technology. In evaluating these types of opportunities, we seek to maintain a highly disciplined approach, carefully selecting partners, participating closely in the development of the business plan and remaining actively engaged in the management of the new business. In most instances, the joint venture or partnership has a license to use the UEPS in the specific territory, including the back-end system. We account for our equity investments using the equity method. When we equity-account these investments, we are required under US GAAP to eliminate our share of the net income generated from sales of hardware and software to the investee. We recognize this net income from these equity-accounted investments during the period in which the hardware and software is utilized in the investee's operations, or has been sold to third-party customers, as the case may be.

We believe that this flexible approach enables us to drive adoption of our solution while capturing the value created by the implementation of our technology.

Business Developments during Fiscal 2012

South Africa

SASSA contract

On January 17, 2012, SASSA awarded us a tender to provide payment services for social grants in all of South Africa's nine provinces for a period of five years. On February 3, 2012, we entered into a new contract, together with a related service level agreement, with SASSA pursuant to which we pay, on behalf of SASSA, social grants to all persons nationally who are entitled to receive such grants, for a firm price of ZAR16.44 per beneficiary paid, or ZAR 14.42 net of VAT. The new pricing terms became effective on April 1, 2012, upon the March 31, 2012 expiration of our then-existing contract with SASSA to provide social grant distribution in five provinces. Thus, our fiscal 2012 results of operations include three quarters of operations under the prior contract, which contained a standard pricing formula for all five provinces based on a transaction fee per beneficiary paid, regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month.

We commenced the implementation of our new contract during the third quarter of fiscal 2012. The implementation is being conducted in two phases. The first phase involved issuing approximately 2.5 million MasterCard-branded debit cards to beneficiaries that we did not serve under our previous contract in order to establish the payment process to pay all social grants in the country. We commenced the national grant payment process for approximately 9.2 million beneficiaries on April 2, 2012 and thus successfully completed the first phase of implementation.

The second phase requires us to re-enroll all social grant beneficiaries in South Africa. This enrollment process will require us to capture the personal and biometric information of each beneficiary and issue each grant recipient with our latest MasterCard-branded UEPS/EMV combination smart cards. These smart cards can be used across all elements of the South African National Payment System, including at ATMs and POSs, in addition to our current UEPS merchant acquiring system and mobile pay points. We commenced the second phase of the enrollment process in early July 2012 and plan to be substantially complete by March 2013.

In order to complete the first phase of the implementation on time, we hired approximately 2,500 temporary employees required to assist with the first phase of the beneficiary enrollment process. Once we have completed the second phase, we expect our permanent employee base to increase from pre-new contract levels by approximately 900 people. Additionally, following the conclusion of the new service level agreement, we paid certain of our executives and key employees special bonuses of $5.4 million (ZAR 41.8 million) in recognition of their contributions to the compilation of the successful SASSA tender, the development of the new technologies and the support provided for the implementation of the tender award.

During fiscal 2012 we incurred direct implementation expenses (excluding the bonuses discussed above) of approximately $10.9 million (ZAR 83.9 million) including staff, travel, premises hire for enrollment, stationery, delivery and advertising costs. We are unable to quantify the value of time spent by our executives and pension and welfare operations managers and staff that service the five provinces in which we operated under the previous contract and that have assisted in the implementation of the national award. We also incurred approximately $21.2 million in capital expenditures, primarily to acquire registration workstations, payment vehicles and the branch infrastructure required for the national implementation. We anticipate cumulative capital expenditures related to the ramp of our national contract to be in the $45 to $50 million range, of which roughly two-thirds should be incurred by the end of the second quarter of fiscal 2013.

See Item 1A—"Risk Factors" and Item 3—"Legal Proceedings" for more information and the risks associated with our SASSA contract, the recently initiated new tender process and for an update on litigation between us and SASSA.

Issue of option pursuant to Broad Based Black Economic Empowerment transaction

On April 19, 2012, we issued a one-year option to purchase 8,955,000 shares of our common stock to a BEE consortium pursuant to the previously-announced BEE transaction that we entered into on January 25, 2012. While we believe that this transaction will improve our BEE rating, and therefore provide us with additional business opportunities in South Africa, additional steps may become necessary to achieve these goals.

For a discussion of additional risks associated with compliance with the South African Broad Based Black Economic Empowerment Act, please see the risk factor entitled "If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk losing our government and private contracts. In addition, it is possible that we may be required to achieve black shareholding of our company in a manner that could dilute your ownership." in Item 1A.

Acquisition of SmartLife

On July 1, 2011, we acquired SmartLife, a South African long-term insurance company, for ZAR 13 million (approximately $1.8 million) in cash. Prior to its acquisition by us, Smart Life had been administered as a ring-fenced life-insurance license by a large South African insurance company, had not written any new insurance business for a number of years and had reinsured all of its risk exposure under its life insurance products. SmartLife has been allocated to our financial services operating segment.

The acquisition of SmartLife provides us with an opportunity to offer relevant insurance products directly to our existing customer and employee base in South Africa. We intend to offer this customer base a full spectrum of products applicable to this market segment, including credit life, group life, funeral and education insurance policies.

Acquisition of Eason prepaid airtime and electricity business

On October 3, 2011, we acquired the South African prepaid airtime and electricity businesses of Eason & Son, Ltd, or Eason, an Irish private limited company, for approximately $4.5 million in cash. The principal assets acquired comprise customer and supplier lists, accounts receivable books, inventory, point of service terminals and a perpetual license to utilize Eason's internally developed transaction-based system software, namely EBOS. The business has been integrated with EasyPay and has been allocated to our South African transaction-based activities operating segment. We expect over time to integrate all of our prepaid offerings onto the EBOS system.

South African transaction processors, excluding pension and welfare

FIHRST continues to grow its market share in the employer and employee payment processing space via the offering of our expanded services and the acquisition of new employer and employee groups. MediKredit signed agreements with new providers, including public hospitals, private hospitals and specialist doctors, and has commenced adjudication and processing activities for these providers.

Partnership with MasterCard

Following our EMV certification and subsequent strategic decision to issue MasterCard-branded UEPS/EMV cards to our welfare recipients in South Africa as part of our SASSA contract, we entered into a partnership with MasterCard to facilitate the interoperability of our UEPS technology with the traditional EMV payment system to address the financial services needs of the unbanked population in South Africa and a number of other emerging African countries by leveraging the UEPS/EMV technology.

Partnership with Vodacom

As part of our national SASSA rollout in South Africa, we have partnered with Vodacom, one of the largest mobile operators in the country and a subsidiary of Vodafone Group, to issue welfare recipients with a free Vodacom SIM card in addition to our UEPS/EMV smart card as a way to communicate monthly with beneficiaries regarding grant information, a free phone call for voice biometric verification, and a channel to distribute customized marketing offers via SMS for various products and services.

Outside South Africa

KSNET

The KSNET management team has commenced a number of strategic initiatives in the Republic of Korea to maintain and expand our current market share and to grow into adjacent markets. In fiscal 2012, KSNET increased the number of merchants it served by 20,000 as a result of its strategic marketing initiatives to target the small and medium merchant market segment, and currently serves approximately 220,000 merchants. The competitive value added network environment in Korea has resulted in a nominal anticipated loss of operation margin, which we expect to continue for the foreseeable future, and expect further nominal margin loss in the short to medium-term. However, management expects that its efforts to penetrate the small and medium sized merchant base as well as the introduction of additional services that leverage the existing infrastructure may improve the unit's margin profile over time.

XeoHealth

During the second quarter of fiscal 2012, we commenced processing 4010 and 5010 data, including capitation information and creating state reporting claims files for Community Behavioral Health, or CBH, a not-for-profit corporation contracted by the City of Philadelphia to provide behavioral health services for Philadelphia Medicaid recipients. XeoHealth licenses its XeoRules SaaS offering to CBH including implementation services. XeoHealth has recognized implementation revenue during the implementation phase and recurring transaction-based revenue from December 2011 from this contract.

Additionally, XeoHealth has been subcontracted by Cognosante LLC, a U.S. provider of health IT services to state and federal agencies and regional health organizations, to assist with the provision of recovery audit contractor, or RAC, services to the North Dakota Department of Human Services, Medical Services Division. XeoHealth will earn a fee based on a percentage of the final recoveries identified by our XeoRules claims auditing service for the past five years, as well as the desk review recovery referrals identified through our XeoRules engine until June 30, 2013. In addition to the North Dakota RAC, XeoHealth has also been subcontracted by Cognosante to provide both the automated audit as well the analysis services as required by the RAC for the State of Missouri Medicaid.

XeoHealth will be compensated based on a percentage of the final recoveries identified by our XeoRules claims re-adjudicating service for the audit period of three years, as well as the desk review recovery referrals identified through our XeoRules engine. We expect XeoHealth to commence providing RAC services by September 2012.

XeoRules is XeoHealth's internally developed 5010 and ICD-10 enabled real-time claims adjudication engine. XeoRules significantly reduces the time and radically improves the efficiency and accuracy of healthcare claims adjudication and data processing. We continue to enjoy significant interest from various participants in the U.S. healthcare industry in our solution for the current and newly updated Health Insurance Portability and Accountability Act-mandated electronic data interchange transactions.

Mobile Virtual Card

We launched our VCPay offering in the United States during fiscal 2011. Our mobile phone-based virtual payment card application is designed to eliminate fraud in card not present transactions. During the first quarter of fiscal 2012, we engaged the services of a specialist advisory firm to assist us with the general management of our VCPay initiatives in the US, the identification of the various strategic channels for VCPay deployment and the commercialization of VCPay in our targeted industry verticals.

The Banamex VCPay initiative in Mexico is currently in the system integration testing phase, with hardware having been deployed and prepared for launch in the second quarter of fiscal 2013. We believe that this first implementation of our VCPay technology in Latin America, spearheaded by one of the largest financial institutions in the region, as a catalyst to increase the footprint of VCPay services in the region.

Late in fiscal 2012, we have signed additional MVC deployments with new customers in Spain and India.

The African Continent and Iraq

During fiscal 2012, NUETS recorded revenue from transaction fees under its contract with the government of Iraq. NUETS has entered the second phase of its initiative in Ghana and now generates recurring income in the form of hardware and software maintenance fees. According to data from our customer, Ghana Interbank Payment and Settlement Systems, during the first six months of calendar 2012, value and volume of transactions involving e-Zwich increased ten-fold since January 1, 2012 and as additional payment infrastructure is deployed, usage is expected to increase further. Although we do not receive a transaction fee from our system in Ghana, we believe that the increase in usage demonstrates the attractiveness of our technology in countries outside South Africa.

NUETS continued to service its current customers on the African continent and in Iraq and continued its business development efforts, including responding to a number of tenders, in multiple countries on the African continent during the year. In addition, NUETS has developed a limited investment / software as a service business model and we expect to deploy the UEPS technology in selected African markets using this approach in the future.

Our partnership with MasterCard may also bring us additional business development opportunities for current or future MasterCard member banks who seek the offline and additional functionality incorporated in our new UEPS/EMV payment technology.

Reallocation of certain activities among reporting segments

During fiscal 2012, we made the following changes to our reporting segments:

- We have reallocated our EP Kiosk business unit to the South African transaction-based activities segment from the hardware, software and related technology sales segment, as the unit is no longer in pilot phase and now forms part of EasyPay;
- Following XeoHealth's first contract announcement, we have allocated its revenue and costs to the international transaction-based activities segment which were previously included in the South African transaction-based activities segment; and
- Revenue and administration costs related to our comprehensive financial services offerings are now all included in the financial services segment.

The tables below present our revenue and operating income, both as reported and as revised to reflect the reallocations described above, for each quarter of fiscal 2011:

Table 1

Revenue $ '000		South African transaction-based activities	International transaction-based activities	Smartcard accounts	Financial services	Hardware, software and related technology sales	Total
Q1 2011	Reported	44,422	470	7,970	1,248	10,173	64,283
	Revised	44,889	470	7,970	1,250	9,704	64,283
	Difference	467	-	-	2	(469)	-
Q2 2011	Reported	46,588	16,950	8,434	1,623	15,416	89,011
	Revised	46,737	17,385	8,434	1,651	14,804	89,011
	Difference	149	435	-	28	(612)	-
Q3 2011	Reported	47,313	24,627	8,288	2,168	10,362	92,758
	Revised	47,313	24,627	8,288	2,171	10,359	92,758
	Difference	-	-	-	3	(3)	-
Q4 2011	Reported	50,267	27,900	8,623	2,274	8,304	97,368
	Revised	50,267	27,900	8,623	2,278	8,300	97,368
	Difference	-	-	-	4	(4)	-
F2011	Reported	188,590	69,947	33,315	7,313	44,255	343,420
	Revised	189,206	70,382	33,315	7,350	43,167	343,420
	Difference	616	435	-	37	(1,088)	-

Table 2

Operating income (loss) $ '000		South African transaction-based activities	International transaction-based activities	Smart card accounts	Financial services	Hardware, software and related technology sales	Corp/ Elims	Total
Q1 2011	Reported	17,439	(211)	3,622	929	(2,660)	(8,133)	10,986
	Revised	17,748	(708)	3,622	797	(2,339)	(8,134)	10,986
	Difference	309	(497)	-	(132)	321	(1)	-
Q2 2011	Reported	18,547	327	3,832	1,231	(319)	(1,644)	21,974
	Revised	18,578	139	3,832	1,028	(49)	(1,554)	21,974
	Difference	31	(188)	-	(203)	270	90	-
Q3 2011	Reported	18,309	780	3,767	1,701	(44,584)	(2,098)	(22,125)
	Revised	18,566	274	3,767	1,540	(44,086)	(2,186)	(22,125)
	Difference	257	(506)	-	(161)	498	(88)	-
Q4 2011	Reported	20,347	811	3,919	1,797	(2,367)	2,086	26,593
	Revised	20,776	75	3,919	1,634	(1,898)	2,087	26,593
	Difference	429	(736)	-	(163)	469	1	-
F2011	Reported	74,642	1,707	15,140	5,658	(49,930)	(9,789)	37,428
	Revised	75,668	(220)	15,140	4,999	(48,372)	(9,787)	37,428
	Difference	1,026	(1,927)	-	(659)	1,558	2	-

Furthermore, the activities of Net1 UTA related primarily to the commercialization of our MVC offering during the first quarter of fiscal 2012 have been allocated to our international transaction-based activities operating segment.

Refer to Note 22 to our consolidated financial statements for a description of our operating segments and segment financial information for fiscal 2012, 2011 and 2010.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with US GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations and financial condition.

Deferred Taxation

We estimate our tax liability through the calculations done for the determination of our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are disclosed on our balance sheet. Management then has to assess the likelihood that deferred tax assets are more likely than not to be realized in future periods. In the event it is determined that the deferred tax assets to be realized in the future would be in excess of the net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded. This adjustment would increase income in the period such determination was made. Likewise, should it be determined that all or part of the net deferred tax asset would not be realized in the future, an adjustment to increase the deferred tax asset valuation allowance would be charged to income in the period such determination is made. In assessing the need for a valuation allowance, historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practicable tax planning strategies are considered. During fiscal 2012, 2011, and 2010, we recorded increases to our valuation allowance of $12.0 million, $19.5 million and $5.0 million, respectively.

Stock-based Compensation and Equity Instrument issued pursuant to BBBEE transaction

Stock-based compensation

Management is required to make estimates and assumptions related to our valuation and recording of stock-based compensation charges under current accounting standards. These standards require all share-based compensation to employees to be recognized in the statement of operations based on their respective grant date fair values over the requisite service periods and also requires an estimation of forfeitures when calculating compensation expense. We utilize the Cox Ross Rubinstein binomial model to measure the fair value of stock options granted to employees and directors and recognize compensation cost on a straight line basis. Option-pricing models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. Our management has estimated forfeitures based on historic employee behavior under similar compensation plans. No stock options were granted during fiscal 2010. The fair value of stock options is affected by the assumptions selected. Net stock-based compensation expense from continuing operations was $2.8 million, $1.7 million, and $5.7 million for fiscal 2012, 2011 and 2010, respectively. Net stock-based compensation expense for fiscal 2011, includes a reversal of $3.5 million related to a portion of the restricted stock granted in August 2007 that did not vest as the performance condition prescribed in the terms of the awards was not met.

Equity instrument

We recorded $14.2 million of expense associated with the issuance of equity instruments as part of the BBBEE transaction during fiscal 2012 as such awards were fully vested during the period.

Intangible Assets Acquired Through Acquisitions

The fair values of the identifiable intangible assets acquired through acquisitions were determined by management using the purchase method of accounting. We completed acquisitions during fiscal 2012, 2011 and 2010, where we identified and recognized intangible assets. We have used the relief from royalty method, the multi-period excess earnings method, the income approach and the cost approach to value acquisition-related intangible assets. In so doing, we made assumptions regarding expected future revenues and expenses to develop the underlying forecasts, applied contributory asset charges, discount rates, exchange rates, cash tax charges and useful lives.

The valuations were based on information available at the time of the acquisition and the expectations and assumptions that have been deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows. To the extent actual cash flows vary, revisions to the useful life or impairment of intangible assets may be necessary. For instance, during fiscal 2011, we recognized an impairment loss of approximately $41.8 million related to the entire carrying value of customer relationships acquired in the Net1 UTA acquisition in August 2008.

Business Combinations and the Recoverability of Goodwill

A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. The purchase price of an acquired business is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods, including present value modeling. Further, we make assumptions using certain valuation techniques, including discount rates and timing of future cash flows.

We review the carrying value of goodwill annually or more frequently if circumstances indicate impairment may have occurred. In performing this review, we are required to estimate the fair value of goodwill that is implied from a valuation of the reporting unit to which the goodwill has been allocated after deducting the fair values of all the identifiable assets and liabilities that form part of the reporting unit.

The determination of the fair value of a reporting unit requires us to make significant judgments and estimates. In determining the fair value of reporting units, we consider the value of our business as a whole and allocate this value across our reporting units based on the weighted average of the returns of the reporting units.

We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

The results of our impairment tests during fiscal 2012 indicated that the fair value of our reporting units exceeded their carrying values and therefore our reporting units were not at risk of potential impairment.

Accounts Receivable and Provision for Doubtful Debts

We maintain a provision for doubtful debts related to our hardware, software and related technology sales and international transaction-based activities segments as a result of sales or rental of hardware, support and maintenance services provided; or sale of licenses to customers; or the provision of transaction processing services to our customers. Our policy is to regularly review the aging of outstanding amounts due from customers and adjust the provision based on management's estimate of the recoverability of the amounts outstanding. Management considers factors including period outstanding, creditworthiness of the customers, past payment history and the results of discussions by our credit department with the customer. We consider this policy to be appropriate taking into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. Additional provisions may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these receivables, including on-going evaluation of the creditworthiness of each customer.

Research and Development

Accounting standards require product development costs to be charged to expenses as incurred until technological feasibility is attained. Technological feasibility is attained when our software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development has been short. Accordingly, we did not capitalize any development costs during the years ended June 30, 2012, 2011 or 2010, particularly because the main part of our development is the enhancement and upgrading of existing products.

Costs to develop software for our internal use is expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

A significant amount of judgment is required to separate research costs, new development costs and ongoing development costs based as the transition between these stages. A multitude of factors need to be considered by management, including an assessment of the state of readiness of the software and the existence of markets for the software. The possibility of capitalizing development costs in the future may have a material impact on the group's profitability in the period when the costs are capitalized, and in subsequent periods when the capitalized costs are amortized.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2012

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2012, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 3	Year ended June 30,		
	2012	2011 (1)	2010
ZAR : $ average exchange rate	7.7920	7.0286	7.6117
Highest ZAR : $ rate during period	8.6987	7.7809	8.3187
Lowest ZAR : $ rate during period	6.6096	6.4925	7.1731
Rate at end of period	8.2881	6.8449	7.6529
KRW : $ average exchange rate	1,130	1,113	n/a
Highest KRW : $ rate during period	1,202	1,169	n/a
Lowest KRW : $ rate during period	1,029	1,059	n/a
Rate at end of period	1,159	1,079	n/a

(1) – KRW : $ average, highest and lowest exchange rates are from November 1, 2010 (KSNET acquisition date) to June 30, 2011.

ZAR: US $ Exchange Rates



First quarter
Second quarter
Third quarter
Fourth quarter
9.00
8.50
8.00
7.50
7.00
6.50
6.00
ZAR:US $
Jun-30
Jul-31
Aug-31
Sep-30
Oct-31
Nov-30
Dec-31
Jan-31
Feb-29
Mar-31
Apr-30
May-31
Jun-30
F2012 ZAR
F2011 ZAR
F2010 ZAR

KRW: US $ Exchange Rates



First quarter
Second quarter
Third quarter
Fourth quarter
1,300.00
1,250.00
1,200.00
1,150.00
1,100.00
1,050.00
1,000.00
950.00
KRW:US $
Jun-30
Jul-31
Aug-31
Sep-30
Oct-31
Nov-30
Dec-31
Jan-31
Feb-28
Mar-31
Apr-30
May-31
Jun-30
F2012 KRW
F2011 KRW

Translation exchange rates

We are required to translate our results of operations from ZAR to US dollars on a monthly basis. Thus, the average rates used to translate this data for the years ended June 30, 2012, 2011 and 2010, vary slightly from the averages shown in the table above. The translation rates we use in presenting our results of operations are the rates shown in the following table:

Table 4	Year ended June 30,		
	2012	2011	2010
Income and expense items: $1 = ZAR	7.7186	6.9962	7.6092
Income and expense items: $1 = KRW	1,104	1,121	n/a
Balance sheet items: $1 = ZAR.....................	8.2881	6.8449	7.6529
Balance sheet items: $1 = KRW	1,159	1,079	n/a

Results of Operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with US GAAP. We analyze our results of operations both in US dollars, as presented in the consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our profits and is the currency in which the majority of our transactions are initially incurred and measured. Due to the significant impact of currency fluctuations between the US dollar and ZAR on our reported results and because we use the US dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business.

Fiscal 2012 results include SmartLife from July 1, 2011, and Eason from October 1, 2011 and KSNET, MediKredit and FIHRST. Fiscal 2011 results include MediKredit and FIHRST for the entire period and KSNET from November 1, 2010, but do not include Eason and SmartLife. Fiscal 2010 results include MediKredit and FIHRST from January 1, 2010 and March 31, 2010, respectively, and do not include KSNET, SmartLife and Eason.

The discussion below gives effect to the reallocation of certain activities among our various operating segments as discussed above.

Fiscal 2012 Compared to Fiscal 2011

The following factors had an influence on our results of operations during fiscal 2012 as compared with the same period in the prior year:

- ***Impact of new SASSA contract:*** Our new SASSA contract has resulted in higher revenues from SASSA during the fourth quarter of fiscal 2012. We commenced implementing the new contract during the third quarter of fiscal 2012 and incurred additional implementation and staff costs of approximately $10.9 million,excluding cash bonuses of $5.4 million which were paid as a result of the tender award to us;
- ***Unfavorable impact from the strengthening of the US dollar:*** The US dollar appreciated by 10% against the ZAR during fiscal 2012 which negatively impacted our reported results;
- ***Replacement of STC with a dividends withholding tax in South Africa:*** As a result of a change in South African tax law that replaces STC with a dividends withholding tax, our tax expense includes the positive impact of a $18.3 million deferred tax benefit;
- ***Foreign tax credit valuation allowance:*** Our tax expense includes the negative impact of a $8.2 million foreign tax credit valuation allowance;
- ***Fair value charge resulting from issue of equity instrument pursuant to BBBEE transaction:*** The fair value charge of $14.2 million related to our BBBEE transaction negatively impacted our reported results during fiscal 2012;
- ***Inclusion of revenue contribution from KSNET at lower operating margin (before acquired intangible asset amortization) than our legacy business:*** The inclusion of KSNET contributed to an increase in revenues for fiscal 2012; however, because KSNET has an operating margin (before acquired intangible asset amortization) that is lower than our legacy businesses, it reduced our overall operating margin. KSNET also contributed to the increase in selling, general and administration and depreciation and amortization expenses;
- ***Inclusion of revenue contribution from Eason at lower operating margin than our legacy business:*** The inclusion of the acquired Eason business from the second quarter of fiscal 2012 contributed to an increase in revenues for fiscal 2012; however, because Eason's prepaid airtime sales business has a operating margin (before acquired intangible asset amortization) that is lower than our legacy businesses, it reduced our overall operating margin;

- ***Intangible asset amortization related to acquisitions:*** We recorded additional intangible asset amortization related to the acquisitions of KSNET and Eason which was offset by the full impairment of Net1 UTA's intangibles in 2011;
- ***Profit on liquidation of SmartSwitch Nigeria:*** We recorded a non-cash profit of $4.0 million on the liquidation of SmartSwitch Nigeria in fiscal 2012; and
- ***Fiscal 2011 intangible asset impairment and transaction-related expenses:*** During 2011, we impaired intangible assets related to the Net1 UTA acquisition of $41.8 million and incurred transaction-related expenses of $5.7 million, primarily for the acquisition of KSNET.

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 5

	In United States Dollars (US GAAP)		
	Year ended June 30,		
	2012 $ '000	**2011 $ '000**	**% change**
Revenue	390,264	343,420	14%
Cost of goods sold, IT processing, servicing and support	141,000	109,858	28%
Selling, general and administration	137,404	119,692	15%
Equity instrument issued pursuant to BBBEE transaction	14,211	-	nm
Depreciation and amortization	36,499	34,671	5%
Impairment of intangible assets	-	41,771	(100)%
Operating income	61,150	37,428	63%
Interest income	8,576	7,654	12%
Interest expense	9,345	8,672	8%
Income before income taxes	60,381	36,410	66%
Income tax expense	15,936	33,525	(52)%
Net income before income (loss) from equity-accounted investments	44,445	2,885	nm
Income (Loss) from equity-accounted investments	220	(339)	(165)%
Net income	44,665	2,546	nm
Less (Add) net income (loss) attributable to non-controlling interest	14	(101)	(114)%
Net income attributable to Net1	44,651	2,647	nm

Table 6

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2012 ZAR '000	**2011 ZAR '000**	**% change**
Revenue	3,012,292	2,402,634	25%
Cost of goods sold, IT processing, servicing and support	1,088,322	768,589	42%
Selling, general and administration	1,058,190	837,389	26%
Equity instrument issued pursuant to BBBEE transaction	112,066	-	nm
Depreciation and amortization	281,722	242,565	16%
Impairment of intangible assets	-	292,238	(100)%
Operating income	471,992	261,853	80%
Interest income	66,195	53,549	24%
Interest expense	72,130	60,671	19%
Income before income taxes	466,057	254,731	83%
Income tax expense	123,004	234,548	(48%)
Net income before income (loss) from equity-accounted investments	343,053	20,183	nm
Income (Loss) from equity-accounted investments	1,698	(2,372)	(172%)
Net income	344,751	17,811	nm
Less (Add) net income (loss) attributable to non-controlling interest	108	(707)	(115%)
Net income attributable to Net1	344,643	18,518	nm

Analyzed in ZAR, the increase in revenue was primarily due to the inclusion of KSNET, incremental revenue resulting from our new SASSA contract award, higher prepaid airtime sales resulting from the Eason acquisition, increase in the number of UEPS-based loans made, and higher utilization of our UEPS system in Iraq, offset by lower hardware and software sales.

Analyzed in ZAR, cost of goods sold, IT processing, servicing and support was higher primarily due to the inclusion of KSNET and incremental costs resulting from our new SASSA contract award.

The increase in selling, general and administration expense is the result of the KSNET acquisition and SASSA implementation costs of $10.9 million and cash bonuses of $5.4 million paid which was offset by lower stock-based compensation charge, primarily because the performance-based restricted stock granted in August 2007 was fully expensed in prior periods and due to the non-cash profit related to the liquidation of SmartSwitch Nigeria of $4.0 million. During fiscal 2011, selling, general and administration expense included transaction-related costs of $6.0 million (ZAR 42.3 million), primarily for the KSNET acquisition.

The grant date fair value of the equity instrument issued pursuant to our January 2012 BBBEE transaction was $14.2 million (ZAR 112.1 million) and has been expensed in full in fiscal 2012.

Our operating income margin for fiscal 2012 and 2011 was 16% and 11%, respectively. We discuss the components of the operating income margin under "—Results of operations by operating segment", however the increase is attributable to lower stock-based compensation charges and the non-cash profit related to the liquidation of SmartSwitch Nigeria of $4.0 million in fiscal 2012 compared with fiscal 2011 and transaction-related costs during fiscal 2011.

In ZAR, depreciation and amortization increased primarily as a result of an increase in depreciation related to assets used to service our obligations under our new SASSA contract and an increase in KSNET depreciation and intangible asset amortization, but was partially offset by the full impairment of Net1 UTA intangibles in 2011. The intangible asset amortization related to our various acquisitions has been allocated to our operating segments as presented in the tables below:

Table 7

	Year ended June 30,	
	2012	2011
	$ '000	$ '000
Amortization included in depreciation and amortization expense:	19,557	21,692
South African transaction-based activities	6,171	5,702
International transaction-based activities	13,015	8,602
Hardware, software and related technology sales	371	7,388

Table 8

	Year ended June 30,	
	2012	2011
	ZAR '000	ZAR '000
Amortization included in depreciation and amortization expense:	150,952	151,761
South African transaction-based activities	47,625	39,891
International transaction-based activities	100,458	60,181
Hardware, software and related technology sales	2,869	51,689

During fiscal 2011, customer relationships acquired as part of the Net1 UTA acquisition in August 2008 were reviewed for impairment following deteriorating trading conditions and uncertainty surrounding the timing and quantum of future net cash inflows. As a consequence of this review, we recognized an impairment loss of approximately $41.8 million related to the entire carrying value of customer relationships acquired. In addition, we reversed the deferred tax liability of $10.4 million associated with this intangible asset.

In ZAR, interest on surplus cash increased to $8.6 million (ZAR 66.2 million) from $7.7 million (ZAR 53.4 million). The increase resulted primarily from higher average daily ZAR cash balances offset by lower deposit rates resulting from the decrease in the South African prime interest rate from an average of approximately 9.29% to 9.00% per annum.

Interest expense increased to $9.3 million (ZAR 72.1 million) from $8.7 million (ZAR 60.7 million) due to the incurrence of long-term debt to fund a portion of the KSNET purchase price. Interest expense for fiscal 2012 and 2011 includes amortized debt facility fees of $0.4 million (ZAR 3.0 million) and $2.0 million (ZAR 13.7 million), respectively.

Total tax expense for fiscal 2012 decreased to $16.0 million (ZAR 123.0 million) from $33.5 million (ZAR 234.5 million). In fiscal 2012 our effective tax rate decreased to 26.4% from 92.1% . Our fiscal 2012 tax expense includes $18.3 million related to a change in South African tax law and the creation of a valuation allowance of $12.0 million related to foreign tax credits. The reduction in our effective tax rate was primarily due to the tax law change, a non-taxable profit on liquidation of SmartSwitch Nigeria, offset by an increase in non-deductible expenses, including stock-based compensation charges, an equity instrument issued pursuant to our BEE transaction and interest expenses related to our Korean long-term debt. Our fiscal 2011 tax expense includes the effect of the reversal of $10.4 million related to deferred tax liabilities related to impaired Net1 UTA customer relationships and a valuation allowances of $8.9 million related to Net1 UTA deferred tax assets.

Net earnings from equity-accounted investments for fiscal 2012 were $0.2 million (ZAR 1.7 million) compared with a loss of $0.3 million (ZAR 2.4 million) during fiscal 2011. We sold VinaPay in fiscal 2011 and in fiscal 2012 we did not account for the equity accounted losses in VTU Colombia as the accumulated losses have exceeded our initial investments. Net earnings from equity-accounted investments for fiscal 2012 was primarily due to an increase in transaction fees generated by SmartSwitch Namibia and SmartSwitch Botswana and due to the exclusion of VinaPay and VTU Colombia loss-making results.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below

Table 9

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2012 $ '000**	**% of total**	**2011 $ '000**	**% of total**	**% change**
Consolidated revenue:					
South African transaction-based activities	201,207	52%	189,206	55%	6%
International transaction-based activities	118,281	30%	70,382	20%	68%
Smart card accounts	31,263	8%	33,315	10%	(6%)
Financial services	8,121	2%	7,350	2%	10%
Hardware, software and related technology sales	31,392	8%	43,167	13%	(27%)
Total consolidated revenue	390,264	100%	343,420	100%	14%
Consolidated operating income (loss):					
South African transaction-based activities	49,824	81%	75,668	202%	(34%)
Operating income before amortization	55,995		81,370		(31%)
Amortization	(6,171)		(5,702)		8%
International transaction-based activities	1,257	2%	(220)	(1%)	(671%)
Operating income before amortization	14,272		8,382		70%
Amortization	(13,015)		(8,602)		51%
Smart card accounts	12,820	21%	15,140	40%	(15%)
Financial services	4,636	8%	4,999	13%	(7%)
Hardware, software and related technology sales	3,619	6%	(48,372)	(129%)	(107%)
Operating income before amortization and impairment of intangibles	3,990		787		407%
Impairment of intangibles	-		(41,771)		nm
Amortization of intangibles	(371)		(7,388)		(95%)
Corporate/eliminations	(11,006)	(18%)	(9,787)	(25%)	12%
Total consolidated operating income	61,150	100%	37,428	100%	63%

Table 10

Operating Segment	2012 ZAR '000	% of total	2011 ZAR '000	% of total	% change
	In South African Rand (US GAAP) Year ended June 30,				
Consolidated revenue:					
South African transaction-based activities	1,553,036	52%	1,323,723	55%	17%
International transaction-based activities	912,964	30%	492,406	20%	85%
Smart card accounts	241,307	8%	233,078	10%	4%
Financial services	62,683	2%	51,422	2%	22%
Hardware, software and related technology sales	242,302	8%	302,005	13%	(20%)
Total consolidated revenue	3,012,292	100%	2,402,634	100%	25%
Consolidated operating income (loss):					
South African transaction-based activities	384,572	81%	529,388	202%	(27%)
Operating income before amortization	432,197		569,279		(24%)
Amortization	(47,625)		(39,891)		19%
International transaction-based activities	9,702	2%	(1,539)	(1%)	(730%)
Operating income before amortization	110,160		58,642		88%
Amortization	(100,458)		(60,181)		67%
Smart card accounts	98,952	21%	105,922	40%	(7%)
Financial services	35,783	8%	34,974	13%	2%
Hardware, software and related technology sales	27,934	6%	(338,420)	(129%)	(108%)
Operating income before amortization and impairment of intangibles	30,803		5,507		459%
Impairment of intangibles	-		(292,238)		nm
Amortization of intangibles	(2,869)		(51,689)		(94%)
Corporate/eliminations	(84,951)	(18%)	(68,472)	(25%)	24%
Total consolidated operating income	471,992	100%	261,853	100%	80%

South African transaction-based activities

In ZAR, the increases in segment revenue were primarily due to higher revenues earned, from April 1, 2012, under our new SASSA contract, higher prepaid airtime sales resulting primarily from the Eason acquisition and increased transaction volumes at MediKredit, offset by a lower contribution from EasyPay. Segment revenues include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

Our operating income margin for the fiscal 2012 and 2011 was 25% and 40%, respectively, and has declined primarily due to SASSA implementation costs and cash bonuses paid and higher low-margin prepaid airtime sales and higher intangible asset amortization attributable to the Eason acquisition.

Pension and welfare operations:

Our new contract discussed under "—Business Developments during Fiscal 2012—South Africa—SASSA contract" had a positive impact on revenue but decreased our operating margin. Our pension and welfare operations continue to generate the majority of our revenues and operating income in this operating segment and overall.

South African transaction processors:

The table below presents the total volume and value processed during fiscal 2012 and 2011 by our transaction processors:

Table 11

Transaction processor	Total volume ('000s) 2012	Total volume ('000s) 2011	Total value $ ('000) 2012	Total value $ ('000) 2011	Total value ZAR ('000) 2012	Total value ZAR ('000) 2011
EasyPay(1)	443,227	715,945	12,171,663	24,307,247	93,948,192	165,500,752
Remaining core	418,831	493,018	11,383,734	15,662,653	87,866,487	106,642,308
Discontinued	24,396	222,927	787,929	8,644,594	6,081,705	58,858,444
MediKredit	10,677	9,805	620,439	513,503	4,788,923	3,592,572
FIHRST	24,266	21,954	10,069,927	9,792,178	77,725,741	68,508,034

(1) – includes Eason prepaid airtime and electricity volume and value from October 1, 2011 and reclassified to reflect the consolidation of value-added services through EasyPay and to reflect the remaining core processing activities.

We are refocusing EasyPay's activities on higher-margin value-added services and have terminated certain inefficient activities such as the hosting of processing servers for financial institutions. We have reclassified the 2011 transaction volumes and values in the table above to reflect the consolidation of value-added services through EasyPay and to reflect the remaining core processing activities.

Our results for fiscal 2012 include intangible asset amortization related to our Eason acquisition from October 2011 and MediKredit and FIHRST for the full year. Our results for fiscal 2011 include intangible asset amortization related to our MediKredit and FIHRST acquisitions for the full year.

Continued adoption of our merchant acquiring system:

The key statistics and indicators of our merchant acquiring system on a quarterly basis during the last 18 months in each of the five South African provinces where we distributed social welfare grants during the quarter are summarized in the table below.

The increase in the number of POS devices since June 30, 2011, is due to increased rental or purchase of POS devices by current merchants requesting additional equipment and new merchants joining our UEPS merchant acquiring system. The decrease in the number of participating UEPS retail locations is due to us cancelling contracts due to non-payment by the merchants. Under our normal credit control procedures we regularly scrutinize and review long outstanding debtors accounts, and after all efforts have been exhausted, we cancel our relationship with these defaulting merchants. The cancellation of these contracts has not, and should not, have a significant impact on our results of operations and as demonstrated by the key statistics below, we believe that our merchant acquiring system is functioning optimally.

Table 12	**Three months ended**					
	Mar 31, 2011	**Jun 30, 2011**	**Sep 30, 2011**	**Dec 31, 2011**	**Mar 31, 2012**	**Jun 30, 2012**
Total POS devices installed as of period end	4,835	4,921	4,867	5,034	4,976	6,353
Number of participating UEPS retail locations as of period end	2,541	2,482	2,438	2,485	2,416	2,477
Value of transactions processed through POS devices during the quarter (1) (in $ '000)	411,233	446,068	493,760	404,551	484,862	349,392
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in $ '000)	401,723	444,750	471,942	415,369	459,495	463,555
Value of transactions processed through POS devices during the quarter (1) (in ZAR '000)	2,920,454	3,037,006	3,523,339	3,282,747	3,773,295	2,843,719
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in ZAR '000)	2,852,913	3,028,036	3,367,648	3,370,534	3,575,890	3,772,900
Number of grants paid through POS devices during the quarter (1)	4,804,540	4,850,146	5,091,858	4,687,607	5,320,585	3,942,781
Number of grants paid through POS devices during the completed pay cycles for the quarter (2)	4,739,062	4,839,106	4,960,121	4,820,153	5,088,020	5,191,904
Average number of grants processed per terminal during the quarter (1)	995	994	1,040	947	1,063	696
Average number of grants processed per terminal during the completed pay cycles for the quarter (2)	981	992	1,014	974	1,017	917

(1) Refers to events occurring during the quarter (i.e., based on three calendar months).

(2) Refers to events occurring during the completed pay cycle.

Under our previous contract with SASSA to distribute social welfare grants in five South African provinces, we established a dedicated UEPS merchant acquiring system where our beneficiaries could load and spend their grants. Following SASSA's award of the new tender to us for the payment of all social grants in South Africa, we will issue each grant recipient with our latest MasterCard-branded UEPS/EMV combination smart cards. These smart cards can be used across all elements of the South African National Payment System, including at ATMs and POSs, in addition to our current UEPS merchant acquiring system and mobile pay points.

We will continue to supply our merchant acquiring solution to those merchants who are not already acquired, but given the availability of all EMV-enabled POS devices and ATMs to our beneficiaries on a national basis, we do not expect any further growth in the number and value of transactions processed through our own merchant acquiring network. We believe that the continued presentation of the above metrics in fiscal 2013 will not provide any meaningful information and will therefore discontinue this disclosure.

International transaction-based activities

KSNET continues to contribute the majority of our revenues in this operating segment. Operating margin for the segment is lower than most of our South African transaction-based businesses and was negatively impacted by start-up expenditures related to our XeoHealth launch in the United States, MVC activities at Net1 UTA and on-going losses at Net1 Virtual Card, but these expenses were partially offset by revenue contributions from KSNET, and to a lesser extent from XeoHealth and NUETS' initiative in Iraq. Operating income margin for fiscal 2012 and 2011 was 1% and 0%, respectively.

Our results for fiscal 2012 include the intangible asset amortization related to our KSNET acquisition for the full year and for fiscal 2011 from November 1, 2011.

Smart card accounts

In ZAR, our revenue from this operating segment was higher because the number of smart card-based accounts has increased as a result of the SASSA award, however, our revenue per account has decreased. We have reduced our pricing for smart card accounts after taking into consideration the lower price and higher volumes of the new SASSA contract. The new pricing, effective from April 1, 2012, reduced the average revenue from R5.50 to R4.00 and the operating income margin from 45.45% to 28.50%. Operating income margin from providing smart card accounts for fiscal 2012 and 2011 was 41% and 45%, respectively.

In ZAR, revenue from the provision of smart card-based accounts increased in proportion to the increased number of beneficiaries serviced through our SASSA contract. A total number of 5,578,518 smart card-based accounts were active at June 30, 2012 compared to 3,561,105 active accounts as at June 30, 2011.

Financial services

UEPS-based lending contributes the majority of the revenue and operating income in this operating segment. Revenue increased primarily due to an increase in the number of loans granted. Our current UEPS-based lending portfolio comprises loans made to qualifying old age grant recipients in some of the provinces where we distribute social welfare grants. We continue to incur start-up expenditures related to our SmartLife business and other financial services offerings. SmartLife did not contribute significantly to our operating income in fiscal 2012 as it had not commenced operating activities under its new business model.

Operating income margin for the financial services segment decreased to 57% from 68%, primarily as a result of start-up expenditures related to SmartLife and other financial services offerings, which was offset by increased UEPS-based lending activities.

Hardware, software and related technology sales

In ZAR, the decrease in revenue was due to a lower contribution from all drivers of hardware and software sales. However, the increase in operating margin to 13% from 2% (before the intangible asset impairment) is attributable to the sale of more software and license revenues in 2012, which contribute higher margins compared to hardware sales. UETS was impacted by significantly lower hardware sales, primarily terminals and cards, as these sales are generally made on an ad hoc basis. The majority of these sales occur within the first two years after the commencement of a project, such as in Ghana and Iraq.

During fiscal 2011, customer relationships of $41.8 million acquired as part of the Net1 UTA acquisition was impaired.

Amortization of Prism intangible assets during fiscal 2012 and 2011, respectively, was approximately $0.4 million (ZAR 2.9 million) and $0.7 million (ZAR 4.6 million) and reduced our operating income.

As we expand internationally, whether through traditional selling arrangements to provide products and services (such as in Ghana and Iraq) or through joint ventures (such as with SmartSwitch Namibia and SmartSwitch Botswana), we expect to receive revenues from sales of hardware and from software customization and licensing to establish the infrastructure of POS terminals and smart cards necessary to enable utilization of the UEPS technology in a particular country. To the extent that we enter into joint ventures and account for the investment as an equity investment, we are required to eliminate our portion of the sale of hardware, software and licenses to the investees. The sale of hardware, software and licenses under these arrangements occur on an ad hoc basis as new arrangements are established, which can materially affect our revenues and operating income in this segment from period to period.

Corporate/ Eliminations

The increase in our corporate expenses resulted primarily from the equity instrument issued pursuant to our BBBEE transaction, offset by lower stock-based compensation charges, primarily because the performance-based restricted stock granted in August 2007 was fully expensed in prior periods and due to the $4.0 million profit related to the liquidation of SmartSwitch Nigeria. These expense reductions were offset by higher corporate head office-related expenses. In addition, the fiscal 2011 results include transaction related expenditures of $6.0 million (ZAR 42.3 million), primarily related to the acquisition of KSNET.

Our corporate expenses also include expenditure related to compliance with Sarbanes; non-executive directors' fees; employee and executive salaries and bonuses; stock-based compensation; legal and audit fees; directors and officers insurance premiums; telecommunications expenses; property-related expenditures including utilities, rental, security and maintenance; and elimination entries.

Fiscal 2011 Compared to Fiscal 2010

The following factors had an influence on our results of operations during fiscal 2011 as compared with the same period in the prior year:

- ***Impairment loss related to Net1 UTA customer relationships:*** We recorded an impairment loss of $41.8 million related to Net1 UTA's customer relationships;
- ***SASSA price and volume reductions:*** Our contract with SASSA that was in place during fiscal 2011 reduced our revenue and operating income as a result of price and volume reductions from our previous contract;
- ***Valuation allowances related to Net1 UTA deferred tax assets:*** During fiscal 2011, we recorded valuation allowances totaling $8.9 million related to Net1 UTA deferred tax assets;
- ***Favorable impact from the weakness of the US dollar:*** The US dollar depreciated by 8% compared to the ZAR during fiscal 2011 compared to fiscal 2010 which had a positive impact on our reported results;
- ***Increased revenue from KSNET at lower operating margins, before acquired intangible asset amortization, than our legacy business:*** Our KSNET acquisition in October 2010 positively impacted our revenue during fiscal 2011, however, because KSNET has an operating margin, before acquired intangible asset amortization, that is lower than our legacy businesses, it negatively impacted our operating margin. The inclusion of KSNET in our results also contributed to the increase in selling, general and administration and depreciation and amortization expenses;
- ***Increased transaction volumes at EasyPay:*** Our reported results were positively impacted by increased transaction volumes at EasyPay resulting from growth in value-added services and higher than expected activity at retailers during the Christmas season;
- ***Increased revenue from MediKredit and FIRHST at lower operating margins than other South African transaction-based activity business:*** Our MediKredit and FIHRST acquisitions positively impacted our revenue during fiscal 2011, however, because MediKredit generated an operating loss and FIHRST has operating margin that is lower than our other transaction-based activity businesses, they negatively impacted our operating margin. The inclusion of these businesses in our results also contributed to the increase in selling, general and administration expense;
- ***Increased user adoption in Iraq:*** Our reported results were positively impacted by increased transaction revenues at NUETS from the adoption of our UEPS technology in Iraq;
- ***Lower revenues and margins from hardware, software and related technology sales segment:*** Results for this segment were adversely impacted by lower revenues from all contributors;
- ***Intangible asset amortization related to acquisitions:*** Our reported results for fiscal 2011 were adversely impacted by additional intangible asset amortization related to the acquisitions of KSNET, MediKredit and FIHRST;
- ***Lower interest income and increased interest expense resulting from KSNET acquisition:*** We received lower interest income due to the payment of a portion of the KSNET purchase price in cash and increased interest expense due to the payment of a portion of the KSNET purchase price utilizing long-term debt and facility fees of approximately $2.0 million;
- ***Reversal of stock-based compensation charges:*** Our reported results were positively impacted by the reversal of stock-based compensation charge of $3.5 million (ZAR 24.5 million), primarily as a result of the forfeitures of a portion of the performance-based restricted stock granted in August 2007; and

- ***Transaction-related expenses included in selling, general and administration expense:*** During fiscal 2011, we incurred transaction-related expenses of $6.0 million, primarily for the acquisition of KSNET.

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 13

	In United States Dollars (US GAAP) Year ended June 30,		
	2011 $ '000	**2010 $ '000**	**% change**
Revenue	343,420	280,364	22%
Cost of goods sold, IT processing, servicing and support	109,858	72,973	51%
Selling, general and administration	119,692	80,854	48%
Depreciation and amortization	34,671	19,348	79%
Impairment loss	41,771	37,378	12%
Operating income	37,428	69,811	(46)%
Interest income	7,654	10,116	(24)%
Interest expense	8,672	1,047	nm
Income before income taxes	36,410	78,880	(54)%
Income tax expense	33,525	40,822	(18)%
Net income before earnings (loss) from equity-accounted investments	2,885	38,058	(92)%
(Loss) Earnings from equity-accounted investments	(339)	93	(465)%
Net income	2,546	38,151	(93)%
Add: net loss attributable to non-controlling interest	(101)	(839)	(88)%
Net income attributable to Net1	2,647	38,990	(93)%

Table 14

	In South African Rand (US GAAP) Year ended June 30,		
	2011 ZAR '000	**2010 ZAR '000**	**% change**
Revenue	2,402,634	2,133,374	13%
Cost of goods sold, IT processing, servicing and support	768,589	555,274	38%
Selling, general and administration	837,389	615,243	36%
Depreciation and amortization	242,565	147,225	65%
Impairment loss	292,238	284,420	3%
Operating income	261,853	531,212	(51)%
Interest income	66,177	76,976	(14)%
Interest expense	72,111	7,967	nm
Income before income taxes	254,731	600,221	(58)%
Income tax expense	234,548	310,627	(24)%
Net income before earnings (loss) from equity-accounted investments	20,183	289,594	(93)%
(Loss) Earnings from equity-accounted investments	(2,372)	708	(435)%
Net income	17,811	290,302	(94)%
Add: net loss attributable to non-controlling interest	(707)	(6,384)	(89)%
Net income attributable to Net1	18,518	296,686	(94)%

Analyzed in ZAR, the increase in revenue and cost of goods sold, IT processing, servicing and support for fiscal 2011 was primarily due to the inclusion of KSNET, FIHRST and MediKredit, an increase in the number of UEPS-based loans made and increased transaction volumes at EasyPay. This increase was partially offset by lower revenues from our SASSA contract, and fewer sales from our hardware, software and related technology sales segment.

Included in fiscal 2011 selling, general and administration expense are transaction-related costs of $6.0 million (ZAR 42.3 million), primarily related to the KSNET acquisition. The increase in selling, general and administration expense was offset by a reversal of stock-based compensation charge of $3.5 million (ZAR 24.5 million), primarily as a result of forfeitures (based on failure to achieve the required vesting conditions) of a portion of performance-based restricted stock granted in August 2007. The net fiscal 2011 stock-based compensation charge was $1.7 million (ZAR 12.0 million), which is significantly lower than the fiscal 2010 charge of $5.7 million (ZAR 43.1 million). Fiscal 2010 selling, general and administration expenses include acquisition-related costs of $0.6 million (ZAR 4.7 million).

Our operating income margin decreased to 11% from 25% resulting primarily from the impairment of intangibles, as well as from the price and volumes reductions under our SASSA contract. We discuss the components of the operating income margin in more detail under "—Results of operations by operating segment".

In ZAR, depreciation and amortization increased during fiscal 2011 primarily as a result of intangible asset amortization related to the KSNET, MediKredit and FIHRST acquisitions. The intangible asset amortization related to our various acquisitions has been allocated to our operating segments as presented in the tables below:

Table 15

	Year ended June 30,	
	2011 $ '000	2010 $ '000
Amortization included in depreciation and amortization expense:	21,692	14,138
South African transaction-based activities	5,702	4,205
International transaction-based activities	8,602	-
Hardware, software and related technology sales	7,388	9,933

Table 16

	Year ended June 30,	
	2011 ZAR '000	2010 ZAR '000
Amortization included in depreciation and amortization expense:	151,761	107,588
South African transaction-based activities	39,891	31,999
International transaction-based activities	60,181	-
Hardware, software and related technology sales	51,689	75,589

During fiscal 2011, customer relationships acquired as part of the Net1 UTA acquisition in August 2008 were reviewed for impairment following deteriorating trading conditions and uncertainty surrounding the timing and quantum of future net cash inflows. As a consequence of this review, we recognized an impairment loss of approximately $41.8 million related to the entire carrying value of customer relationships acquired. In addition, we reversed the deferred tax liability of $10.4 million associated with this intangible asset.

During fiscal 2010, we recognized an impairment loss of approximately $37.4 million on goodwill allocated to the hardware, software and related technology sales segment as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which were expected to impact future cash flows.

Interest on surplus cash for fiscal 2011 decreased to $7.7 million (ZAR 53.4 million) from $10.1 million (ZAR 77.0 million) for fiscal 2010. The decrease resulted primarily from lower average daily ZAR cash balances during fiscal 2011 as a result of the payment of a portion of the KSNET purchase price in cash as well as lower deposit rates resulting from the decrease in the South African prime interest rate from an average of approximately 10.43% per annum for fiscal 2010 to 9.29% per annum for fiscal 2011.

Fiscal 2011 interest expense increased to $8.7 million (ZAR 60.5 million) from $1.0 million (ZAR 8.0 million) for fiscal 2010 due to the incurrence of long-term debt to fund a portion of the KSNET purchase price. Interest expense includes amortized debt facility fees of $2.0 million (ZAR 13.7 million).

Total tax expense for fiscal 2011 decreased to $33.5 million (ZAR 234.5 million) from $40.8 million (ZAR 310.6 million) in fiscal 2010. Deferred tax assets and liabilities are measured utilizing the enacted fully-distributed tax rate. Excluding the impact of reversal of the Net1 UTA customer relationships deferred tax liability and the Net1 UTA valuation allowances, our total tax expense decreased primarily due to lower taxable income resulting from the SASSA price and volume reductions and a decrease in overall profitability. As discussed above, our tax expense was reduced by the reversal of $10.4 million related to deferred tax liabilities related to impaired Net1 UTA customer relationships. Our tax expense increased due to valuation allowances of $8.9 million related to Net1 UTA deferred tax assets. Our effective tax rate for fiscal 2011 was 92.08%, compared to 51.8% for fiscal 2010. The change in our effective tax rate was primarily due to an increase in non-deductible expenses, including stock-based compensation charges, interest expenses related to our Korean debt facilities and acquisition-related expenses, and the Net1 UTA valuation allowance.

Net1 loss from equity-accounted investments for fiscal 2011 were $0.3 million (ZAR 2.4 million) compared with earnings of $0.1 million (ZAR 0.7 million) during fiscal 2010. Net loss from equity-accounted investments for fiscal 2011 was primarily due to waiver of interest and related currency effects at SmartSwitch Botswana offset by an increase in transaction fees generated by SmartSwitch Namibia and SmartSwitch Botswana. VTU Colombia and VinaPay incurred losses during fiscal 2011 and 2010, respectively. VinaPay was sold in April 2011.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below.

Table 17

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2011 $ '000**	**% of total**	**2010 $ '000**	**% of total**	**% change**
Consolidated revenue:					
South African transaction-based activities	189,206	55%	191,362	68%	(1)%
International transaction-based activities	70,382	20%	-	-	nm
Smart card accounts	33,315	10%	31,971	11%	4%
Financial services	7,350	2%	4,023	1%	82%
Hardware, software and related technology sales	43,167	13%	53,008	20%	(17)%
Total consolidated revenue	343,420	100%	280,364	100%	22%
Consolidated operating income (loss):					
South African transaction-based activities	75,668	202%	106,036	152%	(30)%
Operating income before amortization	81,370		110,241		(27)%
Amortization	(5,702)		(4,205)		36%
International transaction-based activities	(220)	(1)%	-	-	nm
Operating income before amortization	8,382		-		nm
Amortization	(8,602)		-		nm
Smart card accounts	15,140	40%	14,532	21%	4%
Financial services	4,999	13%	2,881	4%	96%
Hardware, software and related technology sales	(48,372)	(129)%	(42,524)	(61)%	17%
Operating income before amortization and impairment of intangibles	787		4,787		(116)%
Impairment of intangibles	(41,771)		(37,378)		12%
Amortization of intangibles	(7,388)		(9,933)		(26)%
Corporate/eliminations	(9,787)	(25)%	(11,114)	(16)%	(12)%
Total consolidated operating income	37,428	100%	69,811	100%	(46)%

Table 18

Operating Segment	In South African Rand (US GAAP) Year ended June 30, 2011 ZAR '000	% of total	2010 ZAR '000	% of total	% change
Consolidated revenue:					
South African transaction-based activities	1,323,723	55%	1,456,131	68%	(9)%
International transaction-based activities	492,406	20%	-	-	Nm
Smart card accounts	233,078	10%	243,277	11%	(4)%
Financial services	51,422	2%	30,612	1%	67%
Hardware, software and related technology sales	302,005	13%	403,354	20%	(23)%
Total consolidated revenue	2,402,634	100%	2,133,374	100%	13%
Consolidated operating income (loss):					
South African transaction-based activities	529,388	202%	806,860	152%	(35)%
Operating income before amortization	569,279		838,859		(33)%
Amortization	(39,891)		(31,999)		25%
International transaction-based activities	(1,539)	(1)%	-	-	Nm
Operating income before amortization	58,642		-		Nm
Amortization	(60,181)		-		Nm
Smart card accounts	105,922	40%	110,578	21%	(4)%
Financial services	34,974	13%	21,922	4%	81%
Hardware, software and related technology sales	(338,420)	(129)%	(323,578)	(61)%	8%
Operating income before amortization and impairment of intangibles	5,507		36,431		(85)%
Impairment of intangibles	(292,238)		(284,420)		3%
Amortization of intangibles	(51,689)		(75,589)		(32)%
Corporate/eliminations	(68,472)	(25)%	(84,570)	(16)%	(19)%
Total consolidated operating income	261,853	100%	531,212	100%	(51)%

South African transaction-based activities

In ZAR, the decreases in revenue were primarily due to a new SASSA contract that was in effect for fiscal 2011 at lower economics than the previous contract, which was partially offset by increased transaction volumes at EasyPay and the inclusion of MediKredit and FIHRST.

Revenues for South African transaction-based activities include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

Operating income margin of our South African transaction-based activities decreased to 40% from 55% a year ago. The decrease was primarily due to the lower revenues generated under our SASSA contract, additional intangible asset amortization related to the acquisition of MediKredit and FIHRST and lower margins at MediKredit and FIHRST compared with legacy South African transaction-based activities.

***Pension and welfare operations*:**

Our revenue and operating income related to our pension and welfare operations were negatively impacted by a new contract with SASSA that was in effect for fiscal 2011. During fiscal 2011, our pension and welfare operations continued to generate the majority of our revenues and operating income in this operating segment and for us as a whole.

South African transaction processors:

The table below presents the total volume and value processed during fiscal 2011 and 2010 by our transaction processors:

Table 19

Transaction processor	Total volume ('000s) 2011	2010	Total value $ ('000) 2011	2010	Total value ZAR ('000) 2011	2010
EasyPay	715,945	655,176	24,307,247	18,904,176	165,500,752	143,847,549
Remaining core	493,018	439,767	15,662,653	12,143,835	106,642,308	92,406,087
Discontinued	222,927	215,409	8,644,594	6,760,341	58,858,444	51,441,462
MediKredit	9,805	5,411	513,503	227,881	3,592,572	1,734,015
FIHRST	21,954	5,260	9,792,178	1,858,590	68,508,034	14,142,572

Our results for fiscal 2011 include intangible asset amortization related to our MediKredit and FIHRST acquisitions but exclude RMT's intangible assets which were fully amortized during fiscal 2010. Fiscal 2010 includes amortization related to the RMT intangible assets for three quarters, MediKredit intangible assets for two quarters and FIHRST's intangible assets for one quarter.

International transaction-based activities

For fiscal 2011, KSNET contributed the majority of our revenues in this operating segment. Operating margin for the segment was lower than our legacy South African transaction-based businesses and was negatively impacted by start-up expenditures related to our Virtual Card launch in the United States, but was partially offset by improving profitability of NUETS' initiative in Iraq. Operating income margin for fiscal 2011 was 0%.

Our results for fiscal 2011 include the intangible asset amortization related to our KSNET acquisition from November 1, 2010.

Smart card accounts

Operating income margin from providing smart card accounts was constant at 45% for each of fiscal 2011 and 2010.

In ZAR, revenue from the provision of smart card-based accounts increased in proportion to the increased number of beneficiaries serviced through our SASSA contract. A total number of 3,561,105 smart card-based accounts were active at June 30, 2011, compared to 3,532,620 active accounts as at June 30, 2010.

Financial services

Revenue from UEPS-based lending increased primarily due to an increase in the number of loans granted. During fiscal 2011, our UEPS-based lending portfolio comprised loans made to elderly pensioners in some of the provinces where we distribute social welfare grants. We insure the UEPS-based lending book against default and thus no allowance is required.

Operating income margin for the financial services segment decreased to 68% from 72%.

Hardware, software and related technology sales

In ZAR, the decrease in revenue and operating income was primarily due to lower revenues by all major contributors to this operating segment as a result of challenging trading conditions. Net1 UTA failed to retain and expand hardware and software sales to its existing customer base and certain of our South African businesses were impacted by increased competition. UETS was impacted by significantly lower hardware sales, primarily terminals and cards, as these sales are generally made on an ad hoc basis. The majority of these sales occur within the first two years after the commencement of a project, such as in Ghana and Iraq.

During fiscal 2011, customer relationships of $41.8 million acquired as part of the Net1 UTA acquisition were impaired. During fiscal 2010, we recognized a goodwill impairment loss of approximately $37.4 million (ZAR 284.4 million) as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which were expected to impact future cash flows.

Amortization of Prism intangible assets during fiscal 2011 and 2010, respectively, was approximately $0.7 million (ZAR 4.6 million) and $0.6 million (ZAR 4.6 million) and reduced our operating income.

Corporate/ Eliminations

The decrease in our corporate expenses resulted primarily from the reversal of stock-based compensation charges of $3.5 million (ZAR 24.5 million), primarily as a result of forfeitures (based on failure to achieve the required vesting conditions) of performance-based restricted stock issued in August 2007. These reductions were offset by higher corporate head office-related expenditure, including the effects of inflation in South Africa, and transaction related expenditures of $6.0 million (ZAR 42.3 million), primarily related to the acquisition of KSNET.

Liquidity and Capital Resources

At June 30, 2012, our cash balances were $39.1 million, which comprised mainly ZAR-denominated balances of ZAR 179.4 million ($21.6 million), KRW-denominated balances of KRW 13.8 billion ($11.9 million) and US dollar-denominated balances of $4.1 million and other currency deposits, primarily euro, of $1.5 million. The decrease in our cash balances from June 30, 2011, has resulted primarily from capital expenditures to expand operations as we implement our new SASSA contract, repayment of our long-term debt and strengthening in the USD against the ZAR, offset by an increase in cash generated from operations (before interest received and paid and net taxes paid).

We currently believe that our cash and credit facilities are sufficient to fund our future operations, including our SASSA implementation, for at least the next four quarters.

We generally invest the surplus cash held by our South African operations in overnight call accounts that we maintain at South African banking institutions, and surplus cash held by our non-South African companies in the US and European money markets. We have invested surplus cash in Korea in short-term investment accounts at Korean banking institutions. In addition, we are required to invest the interest payable under our Korean debt facilities due in the next six months in an interest reserve account in Korea.

Historically, we have financed most of our operations, research and development, working capital, capital expenditures and acquisitions through our internally generated cash. When considering whether to borrow under our financing facilities, we consider the cost of capital, cost of financing, opportunity cost of utilizing surplus cash and availability of tax efficient structures to moderate financing costs.

We have a South African short-term credit facility of approximately ZAR 250 million ($30.2 million) which remained fully undrawn as of June 30, 2012.

During the second quarter of fiscal 2012 we received $4.9 million, net, in cash, in final settlement of any and all claims and contractual adjustments between us and the former shareholders of KSNET. Our Korean debt agreement required us to use the settlement proceeds to repay a portion of our outstanding debt thereunder. We made the prepayment on January 30, 2012.

As of June 30, 2012, we had outstanding long-term debt of 108.7 billion KRW (approximately $93.8 million translated at exchange rates applicable as of June 30, 2012) under credit facilities with a group of Korean banks. The loans bear interest at the Korean CD rate in effect from time to time (3.54% as of June 30, 2012) plus a margin of 4.10%. Semi-annual principal payments of approximately $7.0 million (translated at exchange rates applicable as of June 30, 2012) were due starting in October 2011, with final maturity scheduled for October 2015.

The loans are secured by substantially all of KSNET's assets, a pledge by our subsidiary, Net1 Korea, of its entire equity interest in KSNET and a pledge by the immediate parent of Net1 Korea (also one of our subsidiaries) of its entire equity interest in Net1 Korea. The Facilities Agreement contains customary covenants that require Net1 Korea and its consolidated subsidiaries to maintain certain specified financial ratios (including a leverage ratio and a debt service coverage ratio) and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations and engage in other corporate activities. As of June 30, 2012, we were in compliance with all of the required covenants under the Facilities Agreement. The loans under the Facilities Agreement are without recourse to, and the covenants and other agreements contained therein do not apply to, us or any of our subsidiaries (other than Net1 Korea and its subsidiaries, including KSNET).

We have a unique cash flow cycle due to the funding mechanism under our SASSA contact and our pre-funding of certain merchants. We generally receive the grant funds 48 hours prior to the provision of the service in a trust account and any interest we earn on these amounts is for the benefit of SASSA. We are required to initiate payments before the start of the pay cycle month in order to have cash, merchant and interbank funds available when the payment cycle commences and this process requires that we have access to the grant funds to be paid. These funds are recorded as settlement assets and liabilities. Historically, we opened the pay cycle at certain participating merchants a few days before the payment of grants at pay sites, however, currently we do not commence the payment cycle at participating merchants before the start of the pay cycle month. We use our funds to pre-fund certain merchants for grants paid through our merchant acquiring system on our behalf a day or two before the pay cycle opens. We typically reimburse merchants that are not pre-funded within 48 hours after they distribute the grants to the social welfare beneficiaries.

In addition, as a transaction processor, and in certain instances as a claims adjudicator, we receive cash from:

- health care plans which we disburse to health care service providers once we have adjudicated claims;
- customers on whose behalf we processes off payroll payments that we will disburse to customer employees, payroll-related payees and other payees designated by the customer; and

- credit card companies (as well as other types of payment services) which have business relationships with merchants selling goods and services via the internet in Korea that are our customers and on whose behalf we process the transactions between various parties and settle the funds from the credit card companies to our merchant customers.

These funds do not represent cash that is available to us and we present these funds, and the associated liability, outside of our current assets and liabilities on our consolidated balance sheet. Movements in these cash balances are presented in investing activities and movements in the obligations are presented in financing activities in our consolidated statement of cash flows.

Cash flows from operating activities

Cash flows from operating activities for fiscal 2012 decreased to $20.4 million (ZAR 157.5 million) from $66.2 million (ZAR 463.4 million) for fiscal 2011. Excluding the impact of interest paid under our Korean debt and taxes presented in the table below, the decrease in cash provided by operating activities resulted from the timing of receipts of accounts receivable in our South African transaction-based activities operating segment and an increase in prefunding to merchants participating in our merchant acquiring system as described above. We have also incurred significant implementation costs related to our SASSA contract and, due to the timing of the opening of the July 2012 pay cycle, we did not have any significant amounts due to non-prefunded merchants participating in our merchant acquiring system as of June 30, 2012. During fiscal 2012, we paid interest under the Facilities Agreement of $8.7 million.

Cash flows from operating activities for fiscal 2011 decreased to $66.2 million (ZAR 463.4 million) from $68.7 million (ZAR 522.1 million) for fiscal 2010. Our net cash from operating activities decreased primarily due to the SASSA price and volume reductions which were effective July 1, 2010. During fiscal 2011, we paid interest under the Facilities Agreement of $4.1 million.

During fiscal 2012, we made a first provisional payment of $15.0 million (ZAR 123.3 million), a second provisional payment of $8.5 million (ZAR 71.5 million) related to our 2012 tax year in South Africa and paid STC of $1.8 million (ZAR 14.6 million) related to cross-border intercompany dividends paid. We made an additional second provisional tax payment of $3.3 million (ZAR 24.8 million) related to our 2010 tax year in South Africa. We also paid taxes totaling $2.4 million in other tax jurisdictions, primarily Korea.

During fiscal 2011, we made a first provisional payment of $16.6 million (ZAR 113.7 million), a second provisional payment of $12.3 million (ZAR 84.0 million) related to our 2011 tax year in South Africa and paid STC of $15.2 million (ZAR 106.5 million) related to cross-border intercompany dividends paid. We made an additional second provisional tax payment of $1.8 million (ZAR 12.7 million) related to our 2010 tax year in South Africa. We also paid taxes totaling $2.6 million in other tax jurisdictions, primarily Korea.

Taxes paid during fiscal 2012 and 2011 were as follows:

Table 20	**Year ended June 30,**			
	2012 $ '000	**2011 $ '000**	**2012 ZAR '000**	**2011 ZAR '000**
First provisional payments	15,014	16,565	123,271	113,708
Second provisional payments	8,486	12,331	71,458	84,019
Third provisional payments	-	335	-	2,296
Taxation paid related to prior years	3,326	1,774	24,803	12,716
Taxation refunds received	(287)	(213)	(2,121)	(1,577)
Secondary taxation on companies	1,811	15,216	14,615	106,500
Total South African taxes paid	28,350	46,008	232,026	317,662
Foreign taxes paid, primarily Korea	2,355	2,622	18,288	18,098
Total tax paid	30,705	48,630	250,314	335,760

Cash flows from investing activities

During fiscal 2012, we received a net settlement of $4.9 million from the former shareholders of KSNET. During fiscal 2011, we paid approximately $230.2 million (ZAR 1.6 billion), net of cash received, for 98.73% of KSNET. We also paid $4.5 million (ZAR 34.8 million) for the Eason prepaid electricity and airtime business during fiscal 2012. During fiscal 2010, we paid $1.0 million (ZAR 7.3 million), net of cash received, for 100% of the outstanding ordinary capital of MediKredit and all claims outstanding and $9.4 million (ZAR 69.0 million), net of cash received for the FIHRST business and software.

Cash used in investing activities for fiscal 2012 includes capital expenditure of $39.2 million (ZAR 302.2 million), primarily for payment vehicles for our SASSA contract, acquisition of payment processing terminals in Korea and POS devices to service our merchant acquiring system in South Africa.

Cash used in investing activities for fiscal 2011 includes capital expenditure of $15.1 million (ZAR 105.6 million), primarily for the acquisition of payment processing terminals in Korea, kiosks to service our EasyPay Kiosk pilot project, the acquisition of POS devices to service our merchant acquiring system, the replacement of computer and electronic hardware and the replacement of motor vehicles.

Cash used in investing activities for fiscal 2010 includes capital expenditure of $2.7 million (ZAR 20.7 million), primarily for the acquisition of POS devices to service our merchant acquiring system, improvements to leasehold property and the acquisition of computer equipment.

Cash flows from financing activities

During fiscal 2012, we made long-term debt repayments of $19.2 million and acquired 180,656 shares of our common stock for $1.1 million.

During fiscal 2011 we obtained long-term debt to fund a portion of the KSNET purchase price. We also repaid KSNET's outstanding debt of $7.1 million. In addition, we paid the facility fee of approximately $3.1 million in October 2010 and acquired 125,392 shares of our common stock for $1.0 million.

During fiscal 2010 we repurchased, using our ZAR reserves, 9,221,526 shares of our common stock from Brait S.A.'s investment affiliates for $13.50 (ZAR 105.98) per share, for an aggregate repurchase price of $124.5 million (ZAR 977.3 million). In addition, we incurred costs of approximately $0.5 million (ZAR 3.9 million) related to the repurchase of these shares. We also paid $1.3 million on account of shares we repurchased on June 30, 2009, under our 2009 share buy-back program and received $0.7 (ZAR 5.5 million) from employees exercising stock options and repaying loans.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2012, 2011 and 2010 were as follows:

Table 21

	Year ended June 30,					
Operating Segment	**2012 $'000**	**2011 $'000**	**2010 $'000**	**2012 ZAR '000**	**2011 ZAR '000**	**2010 ZAR '000**
South African transaction-based activities	23,408	2,423	2,177	180,678	16,952	16,565
International transaction-based activities	14,978	12,113	-	115,610	84,745	-
Smart card accounts	-	-	-	-	-	-
Financial services	620	400	302	4,786	2,798	2,298
Hardware, software and related technology sales.	161	117	251	1,243	819	1,910
Corporate / Eliminations	-	-	-	-	-	-
Consolidated total	39,167	15,053	2,730	302,317	105,314	20,773

Our capital expenditures for fiscal 2012, 2011 and 2010, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally-generated funds. We had outstanding capital commitments as of June 30, 2012, of $5.0 million related mainly to equipment and cards to implement our new SASSA contract. We expect to fund these expenditures through internally-generated funds.

We expect that our capital expenditures will increase significantly over the next 12 months as we transition into our new SASSA contract. In addition to these capital expenditures, we expect that capital spending for fiscal 2013 will also relate to providing a switching service through EasyPay and expanding our operations in Korea.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2012:

Table 22

	Payments due by Period, as of June 30, 2012 (in $ '000s)				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt obligations (A)	111,256	20,916	90,340	-	-
Operating lease obligations	10,211	3,785	4,657	1,769	-
Purchase obligations	13,724	13,724	-	-	-
Capital commitments	5,019	5,019	-	-	-
Other long-term obligations (B)	25,791	-	-	-	25,791
Total	166,001	43,444	94,997	1,769	25,791

(A) – Includes $111.3 million of long-term debt discussed under "—Liquidity and capital resources" and includes interest payable at the rate applicable as of June 30, 2012.

(B) – Includes policy holder liabilities $24.8 million related to our insurance business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to reduce our exposure to currencies other than the South African rand, or ZAR, through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, we use financial instruments to economically hedge our exposure to exchange rate and interest rate fluctuations arising from our operations. We are also exposed to equity price and liquidity risks as well as credit risks.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase inventories that we are required to settle in other currencies, primarily the euro and US dollar. We have used forward contracts to limit our exposure in these transactions to fluctuations in exchange rates between the ZAR, on the one hand, and the US dollar and the euro, on the other hand. As of June 30, 2012, and 2011, our outstanding foreign exchange contracts were as follows:

As of June 30, 2012

None.

As of June 30, 2011

None.

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the US dollar is our reporting currency, but we earn most of our revenues and incur most of our expenses in ZAR and generate a significant amount of revenue and related and operating expenses in KRW. The US dollar fluctuated significantly over the past three years, including against the ZAR and KRW. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our regular financing activities. In addition, outstanding indebtedness under our Facilities Agreement bears interest at the Korean CD rate plus 4.10%. As interest rates, and specifically the Korean CD rate, are outside our control, there can be no assurance that future increases in interest rates, specifically the Korean CD rate, will not adversely affect our results of operations and financial condition. As of June 30, 2012, the Korean CD rate was 3.54%.

The following table illustrates the effect on our annual expected interest charge, translated at exchange rates applicable as of June 30, 2012, as a result of a change in the Korean CD rate. The effects of a hypothetical 1% increase and a 1% decrease in the Korean CD rate as of June 30, 2012, is shown. The selected 1% hypothetical change does not reflect what could be considered the best or worst case scenarios.

Table 23	As of June 30, 2012		
	Annual expected interest charge ($ '000)	**Hypothetical change in Korean CD rate**	**Estimated annual expected interest charge after change in Korean CD rate ($ '000)**
Interest on Facilities Agreement	7,165	1%	8,102
		(1%)	6,227

We generally maintain limited investment in cash equivalents and have occasionally invested in marketable securities. The interest earned on our bank balances and short term cash investments is dependent on the prevailing interest rates in the jurisdictions where our cash reserves are invested.

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deems appropriate.

With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold and the risk that we may not be able to liquidate these securities. We have invested in approximately 27% of the issued share capital of Finbond Group Limited which are exchange-traded equity securities. The fair value of these securities as of June 30, 2012, represented approximately 1% of our total assets, including these securities. We expect to hold these securities for an extended period of time and we are not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound.

The market price of these securities may fluctuate for a variety of reasons, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which these securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

The following table summarizes our exchange-traded equity securities with equity price risk as of June 30, 2011. The effects of a hypothetical 10% increase and a 10% decrease in market prices as of June 30, 2012, is also shown. The selected 10% hypothetical change does not reflect what could be considered the best or worst case scenarios. Indeed, results could be far worse due both to the nature of equity markets and the aforementioned liquidity risk.

	As of June 30, 2012			
Table 24	**Fair value ($ '000)**	**Hypothetical price change**	**Estimated fair value after hypothetical change in price ($ '000)**	**Hypothetical Percentage Increase (Decrease) in Shareholders' Equity**
Exchange-traded equity securities.	8,679	10%	9,547	0.25%
		(10%)	7,811	(0.25%)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 through F-52 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2012.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision, of the company's chief executive officer and chief financial officer, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2012. Deloitte & Touche (South Africa), our independent registered public accounting firm, has issued an audit report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal quarter ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the internal control over financial reporting of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2012 of the Company and our report dated August 23, 2012, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche (South Africa)
Per PJ Smit
Partner
August 23, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Executive Officers and Significant Employees of the Registrant." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2012 annual meeting of shareholders entitled "Board of Directors and Corporate Governance" and "Additional Information."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2012 annual meeting of shareholders entitled "Executive Compensation," "Board of Directors and Corporate Governance—Compensation of Directors" and "—Remuneration Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2012 annual meeting of shareholders entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2012 annual meeting of shareholders entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2012 annual meeting of shareholders entitled "Audit and Non-Audit Fees."

PART IV

ITEM 15. EXHIBITS and FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-52.

Report of the Independent Registered Public Accounting Firm – Deloitte & Touche (South Africa)	F-2
Consolidated balance sheets as of June 30, 2012 and 2011	F-3
Consolidated statements of operations for the years ended June 30, 2012, 2011 and 2010	F-4
Consolidated statements of comprehensive income for the years ended June 30, 2012, 2011 and 2010	F-5
Consolidated statements of changes in equity for the years ended June 30, 2012, 2011 and 2010	F-6
Consolidated statements of cash flows for the years ended June 30, 2012, 2011 and 2010	F-9
Notes to the consolidated financial statements	F-10

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
3.1	Amended and Restated Articles of Incorporation		8-K	3.1	December 1, 2008
3.2	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc.		8-K	3.2	November 5, 2009
4.1	Form of common stock certificate		S-1	4.1	June 20, 2005
10.1	Distribution Agreement, dated July 1, 2002, between Net 1 UEPS Technologies, Inc. and Net 1 Investment Holdings (Pty) Limited		S-4	10.1	February 3, 2004
10.2	Patent and Technology Agreement, dated June 19, 2000, by and between Net 1 Holdings S.a.r.1. and Net 1 UEPS Technologies, Inc.		S-4	10.2	February 3, 2004
10.3	Technology License Agreement between Net 1 Investment Holdings (Proprietary) Limited and Visa International Service Association		S-1	10.12	May 26, 2005
10.4	Product License Agreement between Net 1 Holdings S.a.r.1. and Net 1 Operations S.a.r.1.		S-4/A	10.8	April 21, 2004
10.5	Non Exclusive UEPS License Agreement between Net 1 Investment Holdings (Proprietary) Limited and SIA Netcards		S-4/A	10.10	April 21, 2004
10.6	Assignment of Copyright and License of Patents and Trade Marks between MetroLink (Proprietary) Limited and Net 1 Products (Proprietary) Limited		S-1	10.18	May 26, 2005
10.7	Agreement between Nedcor Bank Limited and Net 1 Products (Proprietary) Limited		S-1/A	10.16	July 19, 2005
10.8	Patent and Technology Agreement by and among Net 1 Investment Holdings (Proprietary) Limited, Net 1 Applied Technology Holding Limited and Nedcor Bank Limited		S-1	10.19	May 26, 2005

10.9	Patent and Technology Agreement by and among Net 1 Holdings S.a.r.1., Net 1 Applied Technology Holdings Limited and Nedcor Bank Limited		S-1/A	10.19	July 19, 2005
10.10	Agreement by and among Nedbank Limited, Net 1 UEPS Technologies, Inc., and Net 1 Applied Technologies South Africa Limited		S-1/A	10.20	July 19, 2005
10.11	Banking Facility between Nedbank Limited and Net 1 Applied Technologies South Africa Limited dated as of April 30, 2010		10-K	10.13	August 26, 2010
10.12*	Amended and Restated Stock Incentive Plan of Net 1 UEPS Technologies, Inc.		14A	A	October 28, 2009
10.13*	Form of Restricted Stock Agreement	X			
10.14*	Form of Stock Option Agreement	X			
10.15*	Form of Restricted Stock Agreement (non-employee directors)	X			
10.16	Share Purchase Agreement, dated as of September 14, 2010, by and among Net 1 UEPS Technologies, Inc., Payment Services Asia LLC and H&Q NPS Van Investment, Ltd.		8-K	2.1	September 17, 2010
10.17	Senior Facilities Agreement dated October 29, 2010, between Net 1 Applied Technologies Korea, as borrower, Hana Daetoo Securities Co., Ltd., as mandated lead arranger, Shinhan Bank and Woori Bank, as co-arrangers, the financial institutions listed therein as original lenders and Hana Bank, as agent and security agent		8-K	10.51	November 3, 2010
10.18†	Service Level Agreement, dated as of August 24, 2010, between the South African Social Security Agency and Cash Paymaster Services (Pty) Limited		10-Q	10.52	November 9, 2010
10.19*	Employment agreement dated September 17, 2010 between KSNET, Inc. and Phil-Hyun Oh		10-K	10.19	August 25, 2011
10.20	Registration Rights Agreement dated November 10, 2011 between the Company and shareholders affiliated with General Atlantic LLC		8-K	99.1	November 10, 2011
10.21	Relationship Agreement dated January 25, 2012 by and among the Company, Business Venture Investments No 1567 (Proprietary) Limited (RF), Mosomo Investment Holdings (Proprietary) Limited and Brian Kgomotso Mosehla		8-K	99.1	January 26, 2012
10.22	Form of Option to be issued by the Company to Business Venture Investments No 1567 (Proprietary) Limited (RF)		8-K	99.2	January 26, 2012
10.23	Contract for the Payment of Social Grants dated February 3, 2012 between CPS and SASSA		8-K	99.1	February 6, 2012
10.24	Service Level Agreement dated February 3, 2012 between CPS and SASSA		8-K	99.2	February 6, 2012
12	Statement of Ratio of Earnings to Fixed Charges	X			
14	Amended and Restated Code of Ethics		8-K	14	August 27, 2009
21	Subsidiaries of Registrant	X			
23	Consent of Independent Registered Public Accounting Firm	X			
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			

31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X
32	Certification pursuant to 18 USC Section 1350	X
101.INS	XBRL Instance Document	X
101.SCH	XBRL Taxonomy Extension Schema	X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X
101.LAB	XBRL Taxonomy Extension Label Linkbase	X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X

† Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act, and thus, such portions have been omitted.

* Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/ Serge C.P. Belamant

Serge C.P. Belamant
Chief Executive Officer, Chairman of the Board and Director

Date: August 23, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Serge C.P. Belamant Serge C.P. Belamant	Chief Executive Officer and Chairman of the Board and Director (Principal Executive Officer)	August 23, 2012
/s/ Herman Gideon Kotzé Herman Gideon Kotzé	Chief Financial Officer, Treasurer and Secretary and Director (Principal Financial and Accounting Officer)	August 23, 2012
/s/ Paul Edwards Paul Edwards	Director	August 23, 2012
/s/ Khomotso Brian Mosehla Khomotso Brian Mosehla	Director	August 23, 2012
/s/ Alasdair Jonathan Kemsley Pein Alasdair Jonathan Kemsley Pein	Director	August 23, 2012
/s/ Christopher Stefan Seabrooke Christopher Stefan Seabrooke	Director	August 23, 2012

(This page intentionally left blank)

NET 1 UEPS TECHNOLOGIES, INC.

LIST OF CONSOLIDATED FINANCIAL STATEMENTS

Report of the Independent Registered Public Accounting Firm – Deloitte & Touche (South Africa)	F-2
Consolidated balance sheets as of June 30, 2012 and 2011	F-3
Consolidated statements of operations for the years ended June 30, 2012, 2011 and 2010	F-4
Consolidated statements of comprehensive income for the years ended June 30, 2012, 2011 and 2010	F-5
Consolidated statements of changes in equity for the years ended June 30, 2012, 2011 and 2010	F-6
Consolidated statements of cash flows for the years ended June 30, 2012, 2011 and 2010	F-9
Notes to the consolidated financial statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Net 1 UEPS Technologies, Inc. and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche (South Africa)

Per PJ Smit
Partner
August 23, 2012

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2012 and 2011

	2012	2011
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 39,123	$ 95,263
Pre-funded social welfare grants receivable (Note 4)	9,684	4,579
Accounts receivable, net (Note 5)	101,918	82,780
Finance loans receivable, net	8,141	8,141
Deferred expenditure on smart cards	4,587	51
Inventory (Note 6)	6,192	6,725
Deferred income taxes (Note 19)	5,591	15,882
Total current assets before settlement assets	175,236	213,421
Settlement assets	409,166	186,668
Total current assets	584,402	400,089
PROPERTY, PLANT AND EQUIPMENT, net (Note 8)	52,616	35,807
EQUITY-ACCOUNTED INVESTMENTS (Note 7)	1,508	1,860
GOODWILL (Note 9)	182,737	209,570
INTANGIBLE ASSETS, net (Note 9)	93,930	119,856
OTHER LONG-TERM ASSETS, including available for sale securities (Note 7)	40,700	14,463
TOTAL ASSETS	955,893	781,645
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	13,172	11,360
Other payables (Note 11)	42,157	71,265
Current portion of long-term borrowings (Note 13)	14,019	15,062
Income taxes payable	6,019	6,709
Total current liabilities before settlement obligations	75,367	104,396
Settlement obligations	409,166	186,668
Total current liabilities	484,533	291,064
DEFERRED INCOME TAXES (Note 19)	20,988	52,785
LONG-TERM BORROWINGS (Note 13)	79,760	110,504
OTHER LONG-TERM LIABILITIES	25,791	1,272
TOTAL LIABILITIES	611,072	455,625
COMMITMENTS AND CONTINGENCIES (Note 23)		
EQUITY		
COMMON STOCK (Note 14) Authorized shares: 200,000,000 with $0.001 par value; Issued and outstanding shares, net of treasury: 2012: 45,548,902; 2011: 45,152,805	59	59
PREFERRED STOCK Authorized shares: 50,000,000 with $0.001 par value; Issued and outstanding shares, net of treasury: 2012: -; 2011: -	-	-
ADDITIONAL PAID-IN CAPITAL	153,360	136,430
TREASURY SHARES, AT COST: 2012: 13,455,090; 2011: 13,274,434 (Note 14)	(175,823)	(174,694)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(75,722)	(33,779)
RETAINED EARNINGS	439,641	394,990
TOTAL NET1 EQUITY	341,515	323,006
NON-CONTROLLING INTEREST	3,306	3,014
TOTAL EQUITY	344,821	326,020
TOTAL LIABILITIES AND EQUITY	$ 955,893	$ 781,645

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2012, 2011 and 2010

	2012	2011	2010
	(In thousands, except per share data)		
REVENUE (Note 15)	$ 390,264	$ 343,420	$ 280,364
Sale of goods	19,152	30,130	36,228
Loan-based interest and fees received	8,433	7,276	4,214
Services rendered	362,679	306,014	239,922
EXPENSE			
Cost of goods sold, IT processing, servicing and support	141,000	109,858	72,973
Selling, general and administration	137,404	119,692	80,854
Equity instrument issued pursuant to BBBEE transaction (Note 16)	14,211	-	-
Depreciation and amortization	36,499	34,671	19,348
IMPAIRMENT LOSSES (Note 9)	-	41,771	37,378
OPERATING INCOME	61,150	37,428	69,811
INTEREST INCOME	8,576	7,654	10,116
INTEREST EXPENSE	9,345	8,672	1,047
INCOME BEFORE INCOME TAXES	60,381	36,410	78,880
INCOME TAX EXPENSE (Note 19)	15,936	33,525	40,822
NET INCOME BEFORE EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS	44,445	2,885	38,058
EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS (Note 7)	220	(339)	93
NET INCOME	44,665	2,546	38,151
LESS (ADD): NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	14	(101)	(839)
NET INCOME ATTRIBUTABLE TO NET1	$ 44,651	$ 2,647	$ 38,990
Net income per share: (Note 20)			
Basic earnings attributable to Net1 shareholders in $	0.99	0.06	0.84
Diluted earnings attributable to Net1 shareholders in $	0.99	0.06	0.84

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended June 30, 2012, 2011 and 2010

	2012	2011	2010
		(In thousands)	
NET INCOME	$ 44,665	$ 2,546	$ 38,151
OTHER COMPREHENSIVE (LOSS) INCOME:			
Net unrealized (income) loss on asset available for sale, net of tax	1,547	(691)	(684)
Movement in foreign currency translation reserve	(43,617)	34,002	(7,517)
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(42,070)	33,311	(8,201)
COMPREHENSIVE INCOME	2,595	35,857	29,950
Less (Add) comprehensive income (loss) attributable to non-controlling interest	113	(303)	1,116
COMPREHENSIVE INCOME ATTRIBUTABLE TO NET1	$ 2,708	$ 35,554	$ 31,066

Certain amounts for the year ended June 30, 2011 and 2010, respectively, have been reclassified to reflect the appropriate attribution of net income (loss) and other movements between Net1 and its non-controlling interest.

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder									
	Number of Shares	**Amount**	**Number of Treasury Shares**	**Treasury Shares**	**Additional Paid-In Capital**	**Retained Earnings**	**AOC(L)I**	**Total Net1 Equity**	**Non-controlling Interests**	**Total**
Balance – July 1, 2009	58,434,003	$59	(3,927,516)	$(48,637)	$126,914	$353,353	$(58,472)	$373,217	$2,539	$375,756
Options exercised	83,338	-			303			303		303
Restricted stock granted	10,098							-		-
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					417			417		417
Stock-based compensation charge					5,670			5,670		5,670
Treasury shares acquired (Note 14)			(9,221,526)	(125,034)				(125,034)		(125,034)
Income tax benefits from stock awards sold by employees					239			239		239
Comprehensive income (loss), net of taxes:										
Net income (loss)						38,990		38,990	(839)	38,151
Other comprehensive (loss):										
Net unrealized loss on available for sale investment, net of tax							(684)	(684)		(684)
Movement in foreign currency translation reserve							(7,240)	(7,240)	(277)	(7,517)
Balance – June 30, 2010	58,527,439	$59	(13,149,042)	$(173,671)	$133,543	$392,343	$(66,396)	$285,878	$1,423	$287,301

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder									
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings	AOC(L)I	Total Net1 Equity	Non-controlling Interests	Total
Balance – July 1, 2010	58,527,439	$59	(13,149,042)	$(173,671)	$133,543	$392,343	$(66,396)	$285,878	$1,423	$287,301
Restricted stock granted	156,956							-		-
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					20			20		20
Stock-based compensation charge					5,212			5,212		5,212
Reversal of stock-based compensation charge	(257,156)				(3,492)			(3,492)		(3,492)
Treasury shares acquired (Note 14)			(125,392)	(1,023)				(1,023)		(1,023)
Utilization of income tax benefits from stock awards sold by employees					(68)			(68)		(68)
Acquisition of KSNET (Note 3)								-	3,097	3,097
Acquisition of 19.90% non-controlling interest (Note 3)					1,215		(290)	925	(1,809)	(884)
Comprehensive income (loss), net of taxes:										
Net income (loss)						2,647		2,647	(101)	2,546
Other comprehensive income (loss):										
Net unrealized loss on available for sale investment, net of tax							(691)	(691)		(691)
Movement in foreign currency translation reserve							33,598	33,598	404	34,002
Balance – June 30, 2011	58,427,239	$59	(13,274,434)	$(174,694)	$136,430	$394,990	$(33,779)	$323,006	$3,014	$326,020

NET 1 UEPS TECHNOLOGIES, INC.
Consolidated Statement of Changes in Equity (dollar amounts in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder									
	Number of Shares	**Amount**	**Number of Treasury Shares**	**Treasury Shares**	**Additional Paid-In Capital**	**Retained Earnings**	**Accumulated other comprehensive (loss) income**	**Total Net1 Equity**	**Non-controlling Interest**	**Total**
Balance – July 1, 2011	58,427,239	$59	(13,274,434)	$(174,694)	$136,430	$394,990	$(33,779)	$323,006	$3,014	$326,020
Restricted stock granted	582,729									
Stock-based compensation charge					2,909			2,909		2,909
Reversal of stock-based compensation charge	(5,976)				(134)			(134)		(134)
Equity instrument charge (Note 16)					14,211			14,211		14,211
Treasury shares acquired (Note 14)			(180,656)	(1,129)				(1,129)		(1,129)
Utilization of APIC pool related to vested restricted stock					(56)			(56)		(56)
Liquidation of SmartSwitch Nigeria (Note 18)									280	280
Sale of 10% of SmartLife (Note 3)									188	188
KSNET purchase accounting adjustment (Note 3)									(63)	(63)
Comprehensive income (loss), net of taxes:										
Net income						44,651		44,651	14	44,665
Other comprehensive loss:										
Net unrealized gain on available for sale investment, net of tax							1,547	1,547		1,547
Movement in foreign currency translation reserve							(43,490)	(43,490)	(127)	(43,617)
Balance – June 30, 2012	59,003,992	$59	(13,455,090)	$(175,823)	$153,360	$439,641	$(75,722)	$341,515	$3,306	$344,821

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2012, 2011 and 2010

	2012	2011	2010
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME	$ 44,665	$ 2,546	$ 38,151
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	36,499	34,671	19,348
Impairment of intangible asset	-	41,771	-
Impairment of goodwill	-	-	37,378
(Earnings) Loss from equity-accounted investments	(220)	339	(93)
Fair value adjustment	(3,375)	728	78
Interest payable	8,823	2,487	301
Facility fee amortized	389	1,958	-
(Profit) Loss on disposal of property, plant and equipment	(64)	(5)	69
Net loss (profit) on sale of 10% of SmartLife (2012) and VinaPay (2011)	81	(14)	-
Profit on liquidation of subsidiary (Note 18)	(3,994)	-	-
Realized loss on sale of SmartLife investments	25	-	-
Stock compensation charge, net of forfeitures	2,775	1,720	5,670
Fair value of BBBEE equity instrument granted (Note 16)	14,211	-	-
(Increase) Decrease in accounts and finance loans receivable, and pre-funded grants receivable	(31,974)	(3,568)	4,666
(Increase) Decrease in deferred expenditure on smart cards	(4,554)	-	8
(Increase) Decrease in inventory	(717)	289	3,867
Decrease in accounts payable and other payables	(18,496)	(1,041)	(27,138)
Decrease in taxes payable	(7,483)	(1,800)	(7,582)
Decrease in deferred taxes	(16,185)	(13,858)	(6,040)
NET CASH PROVIDED BY OPERATING ACTIVITIES	20,406	66,223	68,683
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(39,167)	(15,053)	(2,730)
Proceeds from disposal of property, plant and equipment	764	76	106
Acquisitions, net of cash acquired (Note 3)	(6,154)	(230,225)	(10,319)
Settlement from former shareholders of KSNET (Note 3)	4,945	-	-
Acquisition of available-for-sale securities (Note 7)	(948)	-	-
Purchase of investments related to SmartLife	(2,320)	-	-
Proceeds from maturity of investments related to SmartLife	2,321	-	-
Proceeds from disposal of VinaPay	-	150	-
Acquisition of and advance of loans to equity-accounted investments	-	(375)	-
Repayment of loan by equity-accounted investment	122	475	-
Other investing activities, net	(1)	35	-
Net change in settlement assets	(252,101)	(78,768)	(77,243)
NET CASH USED IN INVESTING ACTIVITIES	(292,539)	(323,685)	(90,186)
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term borrowings (repaid) obtained (Note 13)	(19,172)	116,353	-
Acquisition of treasury stock (Note 14)	(1,129)	(1,023)	(126,304)
Proceeds on sale of 10% of SmartLife (Note 3)	107	-	-
Proceeds from issue of common stock	-	-	720
Loan portion related to options	-	20	-
Payment of facility fee (Note 13)	-	(3,088)	-
Repayment of short-term borrowings	-	(6,705)	-
Repayment of bank overdraft	-	(462)	(137)
Acquisition of remaining 19.9% of Net1 UTA	-	(594)	-
Net change in settlement obligations	252,101	78,768	77,243
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	231,907	183,269	(48,478)
Effect of exchange rate changes on cash	(15,914)	15,714	2,937
NET DECREASE IN CASH AND CASH EQUIVALENTS	(56,140)	(58,479)	(67,044)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	95,263	153,742	220,786
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,123	$ 95,263	$ 153,742

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Net 1 UEPS Technologies, Inc. ("Net1" and collectively with its consolidated subsidiaries, the "Company") was incorporated in the State of Florida on May 8, 1997. The Company provides payment solutions and transaction processing services across a wide range of industries and in various geographies. It has developed and markets a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. Its universal electronic payment system ("UEPS") uses biometrically secure smart cards that operate in real-time but offline, which allows users to enter into transactions at any time with other card holders in even the most remote areas. The Company also develops and provides secure transaction technology solutions and services, and offers transaction processing, financial and clinical risk management solutions to various industries. The Company's technology is widely used in South Africa today, where it distributes pension and welfare payments to recipients in South Africa, processes debit and credit card payment transactions on behalf of retailers through its EasyPay system, processes value-added services such as bill payments and prepaid electricity for the major bill issuers and local councils in South Africa and provides mobile telephone top-up transactions for the major South African mobile carriers. The Company also processes third-party and associated payroll payments for employees through its FIHRST system and provides funders and providers of healthcare with an on-line real-time management system for healthcare transactions through its MediKredit service. Through KSNET, the Company offers card processing, payment gateway ("PG") and banking value-added services ("VAN") in Korea.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Net1 exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Net1, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

The Company, if it is the primary beneficiary, consolidates entities which are considered to be variable interest entities ("VIE"). The primary beneficiary is considered to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. No entities were required to be consolidated in terms of these requirements during the years ended June 30, 2012, 2011 and 2010.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

The primary functional currency of the Company is the South African Rand ("ZAR") and its reporting currency is the US dollar. The Company also has consolidated entities which have the euro, Russian ruble, Korean won ("KRW") or Indian rupee as their functional currency. The current rate method is used to translate the financial statements of the Company to US dollar. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in total equity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in income for the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan provisions and allowance for doubtful debts

UEPS-based lending

Beginning in fiscal 2012, the Company no longer insures its UEPS-based lending book and provides for the principal and services fees upon default. The Company considers a UEPS-based loan and related service fee to be in default when the borrower dies or can not be found. For the years ended June 30, 2011 and 2010 no provision was required for UEPS-based lending. The principal amount of the loan was insured and the amount due to be recovered from the insurer is recorded as a receivable once the amount is deemed unrecoverable. Once the loan was deemed unrecoverable, service fees related to the unrecoverable insured loan were not recognized.

Allowance for doubtful debts

A specific provision is established where it is considered likely that all or a portion of the amount due from customers renting point of sale ("POS") equipment, receiving support and maintenance or transaction services or purchasing licenses from the Company will not be recovered. Non-recoverability is assessed based on a review by management of the ageing of outstanding amounts, the location of the customer and the payment history in relation to those specific amounts.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the equity-accounted company. Under the equity method, the Company initially records the investment at cost and then adjusts the carrying value of the investment to recognize the proportional share of the equity-accounted company's net income (loss). In addition, dividends received from the equity-accounted company reduce the carrying value of the Company's investment.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic lives are approximately:

Computer equipment	3 to 5 years
Office equipment	2 to 10 years
Vehicles	4 to 8 years
Furniture and fittings	5 to 10 years
Plant and equipment	5 to 10 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leasehold improvement costs

Costs incurred in the adaptation of leased properties to serve the requirements of the Company are capitalized and amortized over the shorter of the estimated useful life of the asset and the remaining term of the lease.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and results of testing for recoverability of a significant asset group within a reporting unit.

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in the statement of operations. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties; present value techniques of estimated future cash flows; or valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Intangible assets

Intangible assets are shown at cost less accumulated amortization. Intangible assets are amortized over the following useful lives:

Customer relationships	1 to 15 years
Software and unpatented technology	3 to 5 years
FTS patent	10 years
Exclusive licenses	7 years
Trademarks	3 to 20 years
Customer databases	3 years

Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Policy Reserves and Liabilities

Reserves for future policy benefits and claims payable:

The Company determines its reserves for future policy benefits under its life insurance products using the financial soundness valuation method and assumptions as of the issue date as to mortality, interest, persistency and expenses plus provisions for adverse deviations.

Deposits on investment contracts

For the Company's interest-sensitive life contracts, liabilities approximate the policyholder's account value. For deferred annuities, the fixed option on variable annuities, guaranteed investment contracts and other investment contracts, the liability is the policyholder's account value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reinsurance contracts held

The Company enters into reinsurance contracts with reinsurers under which the Company is compensated for the entire amount or a portion of losses arising on one or more of the insurance contracts it issues.

The expected benefits to which the Company is entitled under its reinsurance contracts held are recognized as reinsurance assets. These assets consist of short-term balances due from reinsurers (classified within accounts receivable, net) as well as long-term receivables (classified with other long-term assets) that are dependent on the present value of expected claims and benefits arising net of expected premiums payable under the related reinsurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract.

Reinsurance assets are assessed for impairment at each balance sheet date. If there is reliable objective evidence that amounts due may not be recoverable, the Company reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in its condensed consolidated statement of operations.

Reinsurance premiums are recognized when due for payment under each reinsurance contract.

Sales taxes

Revenue and expenses are presented net of sales, use and value added taxes, as the case may be.

Revenue recognition

The Company recognizes revenue when:

- there is persuasive evidence of an agreement or arrangement;
- delivery of products has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

The Company's principal revenue streams and their respective accounting treatments are discussed below:

Fees

Pension and welfare and South African participating merchants

The Company provides a state welfare benefit distribution service to the South Africa Social Security Agency. Fee income received for these services is recognized in the statement of operations when distributions have been made to the beneficiaries.

Beneficiaries are able to load their welfare grants at merchants enrolled in the Company's participating merchant system in certain provinces. There is no charge to the beneficiary to load the grant onto a smart card at the merchant location, however, a fee is charged to the merchant for purchases made at the merchant using the smart card. A fee is also charged to the merchant when the beneficiary makes a cash withdrawal. Fee income received for these services is recognized in the statement of operations when the transaction occurs.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Fees (continued)

Card VAN, banking VAN and payment gateway

Card VAN services consist of services relating to authorization of credit card transactions including transmission of transaction details ("authorization service"), and collection of receipts associated with the credit card transactions ("collection service"). With its authorization service, the Company connects credit card companies with merchants online when a customer uses his/her credit card via terminals installed at merchants' sites and the Company's central processing server for approval of credit card transactions. Immediately after approval of credit card transactions, the Company transmits details of the transactions to credit card companies online for processing payments. Collection service captures the transaction data and gathers receipts as documented evidence and provides them to credit card companies upon request. The Company earns service fees based on the number of transactions processed for credit card companies when services are rendered in accordance with the contracts entered into between credit card companies and the Company. The Company bills for its service charges to credit card companies each month. Each service could be provided either individually or collectively, based on terms of contracts.

The Company charges commission fees to credit card companies for the authorization service provided based on the number of approvals transferred. The right to receive a service fee is due once a credit card transaction has been approved and details of the transaction are transmitted by the Company. Therefore, revenues from the authorization service are recognized when the credit card transactions are authorized and details of the transactions are transmitted. The Company earns a collection service fee once it has provided settled funds to the credit card companies. Therefore, revenue from the collection service is recognized when the Company collects the receipts and provides them to the card companies.

For multiple-element arrangements, the Company has identified two deliverables. The first deliverable is the authorization service, and the second deliverable is the collection service. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value and there are no customer-negotiated refunds or return rights for the delivered elements. If the arrangement includes a customer-negotiated refund or return right relative to the delivered item and the delivery and performance of the undelivered item is considered probable and substantially in the Company's control, the delivered element constitutes a separate unit of accounting. In instances when the aforementioned criteria are not met, the deliverable is combined with the undelivered elements and the allocation of the arrangement consideration and revenue recognition is determined for the combined unit as a single unit. Allocation of the consideration is determined at arrangement inception on the basis of each unit's relative selling price. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of selling price ("TPE"), and (iii) best estimate of the selling price ("ESP").

VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. ESPs reflect the Company's best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. Because the Company has neither VSOE nor TPE for the two deliverables, the allocation of revenue has been based on the Company's ESPs. Amounts allocated to the authorization and the collection service are recognized at the time of service, provided the other conditions for revenue recognition have been met.

The Company's process for determining its ESP for deliverables without VSOE or TPE considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing the ESPs include prices charged by the Company, historical pricing practices and controls, range of prices for various customers and the nature of the services. Consideration is also given to market conditions such as competitor pricing strategies and market perception.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Fees (continued)

Card VAN, banking VAN and payment gateway (continued)

Banking VAN is a division supporting a company's fund management business (large payment transfers, collections, etc.) by relaying financial transactions between client companies and financial institutions. Financial transactions between two or more business enterprises, or between business enterprises and their customers, are conducted through the transaction-processing network established between the Company and the banks. Revenue from the banking VAN service is recognized when the service is rendered by the Company.

With its PG service, the Company provides the Internet-based settlement service between an on-line shopping mall and a credit card company when a customer uses his/her credit card, debit card or on-line payment to pay for goods or services. The Company receives fees for carrying out settlements for electronic transactions. Revenue from the PG service is recognized when the service is rendered by the Company.

Other fees and commissions

The Company provides an automated payment collection service to third parties, for which it charges monthly fees. These fees are recognized in the statement of operations as the underlying services are performed. The Company provides medical-related claims adjudication, reconciliation and settlement services ("medical-related claim service") to customers, for which it charges fees. These fees are recognized in the statement of operations as the underlying services are performed. The Company sells prepaid electricity and recognizes a commission in its statement of operations once the prepaid electricity token has been delivered to the customer.

Contract variations fees

The Company records additional revenue from variations to contracts for the provision of state welfare benefits, if:

- there is persuasive evidence of an agreement; and
- collectability is reasonably assured; and
- all material terms and conditions of the agreement have been adhered to.

Hardware and prepaid airtime voucher sales

Revenue from hardware and airtime voucher sales is recognized when risk of loss has transferred to the customer and there are no unfulfilled Company obligations that affect the customer's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

The Company buys terminals from manufacturers, and subsequently sells them through its agencies. Revenue is recognized when significant risks and rewards of ownership of terminals have passed to the buyer, usually on delivery of the terminals to the buyer.

To the extent that sales of hardware are made in an arrangement that includes software that is more than incidental, the Company considers post-contract maintenance and technical support or other future obligations which could impact the timing and amount of revenue recognized.

Software

Revenue from licensed software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from the sale of software is recognized if all revenue recognition criteria have been met. Post-contract maintenance and technical support in respect of software is generally negotiated and sold as a separate service and is recognized over the period such items are delivered.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Interest income

Interest income earned from micro-lending activities is recognized in the statement of operations as it falls due, using the effective interest rate method by reference to the constant interest rate stated in each loan agreement. Fees earned for establishing loans are recognized over the period of the loan as interest income.

Systems implementation projects

The Company undertakes smart card system implementation projects. The hardware and software installed in these projects are in the form of customized systems, which ordinarily involve modification to meet the customer's specifications. Software delivered under such arrangements is available to the customer permanently, subject to the payment of annual license fees. Revenue for such arrangements is recognized under the percentage of completion method, save for annual license fees, which are recognized in the period to which they relate. Up-front and interim payments received are recorded as client deposits until customer acceptance.

The Company's customer arrangements may have multiple deliverables. Generally, the Company's multiple element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements. If not, the Company unbundles multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and fair value of the undelivered element(s) exists.

Terminal rental income

The Company leases terminals to merchants participating in its merchant acquiring system. Operating rental income is recognized monthly on a straight-line basis in accordance with the lease agreement.

Other income

Revenue from service and maintenance activities is charged to customers on a time-and-materials basis and is recognized in the statement of operations as services are delivered to customers.

Research and development expenditure

Research and development expenditures is charged to net income in the period in which it is incurred. During the years ended June 30, 2012, 2011 and 2010, the Company incurred research and development expenditures of $3.9 million, $5.7 million and $7.6 million, respectively.

Computer software development

Product development costs in respect of software intended for sale to licensees are expensed as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined to be viable for its intended use. The time between the attainment of technological feasibility and completion of software development is generally short with immaterial amounts of development costs incurred during this period.

Costs in respect of the development of software for the Company's internal use are expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

On December 20, 2011, there was a change in South African tax law to impose a dividends withholding tax (a tax levied and withheld by a company on distributions to its shareholders) to replace the Secondary Taxation on Companies (a tax levied directly on a company on dividend distributions) ("STC"). The change was effective on April 1, 2012. Therefore the Company measured its South African income taxes and deferred income taxes for the year ended June 30, 2012, using the enacted statutory tax rate in South Africa of 28%. For years prior to 2012 the tax rate in South Africa varied depending on whether income was distributed. During the years ended June 30, 2011 and 2010, the income tax rate was 28%, but upon distribution, STC of 10% was due based on the amount of dividends declared net of dividends received during a dividend cycle. The Company therefore measured its income taxes and deferred income taxes for the years ended June 30, 2011 and 2010 using a combined rate of 34.55%.

Currently the Company intends to permanently reinvest its undistributed South African earnings as of June 30, 2012 in South Africa. Accordingly, the Company has not recognized a deferred tax liability related to any future distributions of these undistributed earnings. The Company will be required to record a taxation charge if it decides not to permanently reinvest its undistributed earnings. This may result in an increase in the Company's effective tax rate in future periods.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

Uncertain tax positions are recognized in the financial statements for positions which are considered more likely than not of being sustained based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

The Company's policy is to include interest related to unrecognized tax benefits in interest income, net and penalties in selling, general and administration in the consolidated statements of operations.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations and classified based on the recipients' respective functions.

The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the statement of operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity instruments issued to third parties

Equity instruments issued to third parties represents the cost related to equity instruments granted. The Company measures equity instrument issued to third parties cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The forfeiture rate is estimated based on the Company's expectation of the number of awards that will be forfeited prior to vesting.

The Company records deferred tax assets for equity instrument awards that result in deductions on the Company's income tax returns, based on the amount of equity instrument cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in the statement of operations.

Settlement assets and settlement obligations

Settlement assets comprise (1) cash received from the South African government that the Company holds pending disbursement to beneficiaries of social welfare grants, (2) cash received from health care plans which the Company disburses to health care service providers once it adjudicates claims and (3) cash received from customers on whose behalf the Company processes payroll payments that the Company will disburse to customer employees, payroll-related payees and other payees designated by the customer.

Settlement obligations comprise (1) amounts that the Company is obligated to disburse to beneficiaries of social welfare grants, (2) amounts which are due to health care service providers after claims have been adjudicated and reconciled, provided that the Company shall have previously received such funds from health care plan customers and (3) amounts that the Company is obligated to pay to customer employees, payroll-related payees and other payees designated by the customer.

The balances at each reporting date may vary widely depending on the timing of the receipts and payments of these assets and obligations

Recent accounting pronouncements adopted

The following summary of recent accounting pronouncements reflects only the new authoritative accounting guidance issued that is relevant and applicable to the Company.

On July 1, 2011, the Company adopted the new Financial Accounting Standards Board ("FASB") guidance regarding Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires the company to perform Step 2 if it is more likely than not that a goodwill impairment may exist. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this guidance did not have an impact on the Company's consolidated financial statements because none of its reporting units have zero or negative carrying amounts.

On July 1, 2011, the Company adopted the new FASB guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRSs"). The guidance improves the comparability of fair value measurements presented and disclosed in accordance with GAAP and IFRSs by changing the wording used to describe many of the requirements in GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity's equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2010. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements adopted (continued)

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities' financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. The Company currently presents its comprehensive income in two separate but consecutive statements and therefore the adoption of this guidance did not impact its presentation of comprehensive income.

Recent accounting pronouncements not yet adopted as of June 30, 2012

In September 2011, the FASB issued guidance regarding *Testing Goodwill for Impairment.* The guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance includes a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its goodwill impairment testing process.

3. ACQUISITIONS

The cash paid, net of cash received related to the Company's various acquisitions that are discussed below during the year ended June 30, 2012, 2011 and 2010 are summarized in the table below:

	2012	2011	2010
SmartLife	$1,673	$-	$-
Prepaid business	4,481	-	-
KSNET	-	230,225	-
MediKredit	-	-	981
FIHRST	-	-	9,338
Total cash paid, net of cash received	$6,154	$230,225	$10,319

2012 acquisitions

Acquisition of prepaid airtime and electricity business in October 2011

On October 3, 2011, the Company acquired the South African prepaid airtime and electricity businesses of Eason & Son, Ltd ("Eason"), an Irish private limited company, for approximately $4.5 million in cash. The principal assets acquired comprise prepaid airtime and electricity businesses customer list, accounts receivable books, inventory and a perpetual license to utilize Eason's internally developed transaction-based system software ("EBOS").

The business has been integrated with EasyPay and allocated to the Company's South African transaction-based activities operating segment. The Company believes that the acquisition will enable it to expand its prepaid customer base and over time integrate all of its prepaid offerings onto the EBOS system.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2012 acquisitions (continued)

SmartLife

On July 1, 2011, the Company acquired SmartLife (formerly known as Saambou Life Assurers Limited), a South African long-term insurance company, for ZAR 13 million (approximately $1.8 million) in cash. Prior to its acquisition by the Company, SmartLife had been administered as a ring-fenced life-insurance license by a large South African insurance company, had not written any new insurance business for a number of years and had reinsured all of its risk exposure under its life insurance products. SmartLife has been allocated to the Company's financial services operating segment.

The acquisition of SmartLife provides the Company with an opportunity to offer relevant insurance products directly to its existing customer and employee base in South Africa. The Company intends to offer this customer base a full spectrum of products applicable to this market segment, including credit life, group life, funeral and education insurance policies.

In November 2011, the Company sold 10% of SmartLife to a strategic partner for $0.1 million and recognized a loss on sale of $0.08 million.

The final purchase price allocation of the prepaid business and SmartLife acquisitions, translated at the foreign exchange rates applicable on the date of acquisition, are provided in the table below:

	Prepaid business	SmartLife	Total
Accounts receivable, net	$1,083	$152	$1,235
Inventory	305	-	305
Customer relationships	895	-	895
Software and unpatented technology	2,449	-	2,449
Deferred tax liability	(251)	-	(251)
Cash and cash equivalents	-	169	169
Financial investments (allocated to other long-term assets)	-	3,059	3,059
Reinsurance assets (allocated to other long-term assets)	-	28,492	28,492
Other payables	-	(185)	(185)
Policy holder liabilities (allocated to other long-term liabilities)	-	(29,845)	(29,845)
Total purchase price	$4,481	$1,842	$6,323

Pro forma results of operations have not been presented because the effect of the prepaid business and SmartLife acquisitions, individually and in the aggregate, were not material to the Company's consolidated results of operations. During the year ended June 30, 2012, the Company did not incur transaction-related expenditures related to these acquisitions.

Since the closing of the acquisition, the prepaid business and SmartLife acquisitions have contributed revenue of $14.3 million and $0.7 million, respectively, and a net loss, including intangible assets amortization, of $0.2 million and $0.3 million, respectively.

2011 acquisitions

98.73% of KSNET Inc. ("KSNET") in October 2010 and final settlement in December 2011

On October 29, 2010, the Company acquired KSNET for KRW 270 billion (approximately $240 million based on exchange rates on October 29, 2010), and a post-closing working capital adjustment. The acquisition of KSNET expands the Company's international footprint as well as diversifies the Company's revenue, earnings and product portfolio. In December 2011, the Company received $4.9 million, in cash, in final settlement of any and all claims and contractual adjustments between the Company and the former shareholders of KSNET. This amount has been applied against the goodwill recognized on the acquisition of KSNET and has reduced the goodwill balance. As required by the Company's Korean debt agreement, the Company has used the settlement proceeds to prepay a portion of its outstanding debt thereunder. The prepayment was made on January 30, 2012.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2011 acquisitions (continued)

98.73% of KSNET Inc. ("KSNET") in October 2010 and final settlement in December 2011 (continued)

Most of KSNET's revenue is derived from the provision of payment processing services to approximately 220,000 merchants and to card issuers in Korea through its VAN. KSNET has a diverse product offering and the Company believes it is the only total payments solutions provider offering card VAN, PG and banking VAN services in Korea, which differentiates KSNET from other Korean payment solution providers and allows it to cross-sell its products across its customer base.

The following table sets forth the allocation of the purchase price:

	June 30, 2012	Fiscal 2012 settlement	June 30, 2011
Cash and cash equivalents	$10,507	$-	$10,507
Accounts receivable, net	28,748	-	28,748
Inventory	2,788	-	2,788
Current deferred tax assets	837	(74)	911
Settlement assets	13,164	-	13,164
Long-term receivable	288	-	288
Property, plant and equipment	24,052	-	24,052
Goodwill (Note 9)	115,900	(4,239)	120,139
Intangible assets (Note 9)	102,829	-	102,829
Other long-term assets	6,324	-	6,324
Trade payables	(9,643)	-	(9,643)
Other payables	(14,789)	(696)	(14,093)
Income taxes payable	(3,363)	-	(3,363)
Settlement obligations	(13,164)	-	(13,164)
Long-term deferred income tax liabilities (Note 19)	(24,459)	-	(24,459)
Other long-term liabilities	(1,199)	-	(1,199)
Total net assets attributable to shareholders, including goodwill	238,820	(5,009)	243,829
Less attributable to non-controlling interest	(3,033)	64	(3,097)
Total purchase price	$235,787	$(4,945)	$240,732

The Company incurred transaction-related expenditures of $5.6 million during the year ended June 30, 2011.

19.9% of Net1 Universal Electronic Technologies (Austria) AG, formerly BGS Smartcard Systems AG ("Net1 UTA")

On December 23, 2010, the Company acquired the remaining 19.9% of the issued share capital of Net 1 Universal Technologies (Austria) AG ("Net1 UTA") for $0.6 million in cash. The Company now owns 100% of Net1 UTA. The transaction was accounted for as an equity transaction with a non-controlling interest and accordingly, no gain or loss was recognized in the Company's consolidated statement of operations. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest in Net1 UTA. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted, of $0.9 million, was recognized in equity attributable to Net1.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2010 Acquisitions

MediKredit Integrated Healthcare Solutions (Proprietary) Limited ("MediKredit")

On January 1, 2010, the Company acquired 100% of MediKredit, a South African private company, for ZAR 74 million (approximately $10 million) in cash. MediKredit offers transaction processing, financial and clinical risk management solutions to both health care plans and health care service providers, primarily in South Africa.

FIHRST Management Services (Proprietary) Limited business and related software (collectively "FIHRST")

On March 31, 2010, the Company acquired FIHRST, a South African business, for ZAR 70 million (approximately $9 million). FIHRST offers a third-party and associated payroll payments solution to companies in South Africa.

The final purchase price allocation of the MediKredit and FIHRST acquisitions, translated at the foreign exchange rates applicable on the date of acquisition, are provided in the table below:

	MediKredit	FIHRST	Total
Cash and cash equivalents	$9,005	$77	$9,082
Accounts receivable, net	2,940	640	3,580
Property, plant and equipment	1,290	106	1,396
Intangible assets (see Note 9)	6,070	7,983	14,053
Trade and other payables	(9,931)	(337)	(10,268)
Deferred tax assets	2,718	436	3,154
Deferred tax liabilities (see Note 19)	(2,097)	(623)	(2,720)
Goodwill (see Note 9)	-	1,187	1,187
Total purchase price	$9,995	$9,469	$19,464

Pro forma results of operations have not been presented because the effect of the MediKredit and FIHRST acquisitions, individually and in the aggregate, were not material to the Company's consolidated results of operations. During the year ended June 30, 2010, the Company incurred transaction-related expenditures of $0.4 million related to these acquisitions. Such expenditures were recognized in the Company's consolidated statements of operations.

4. PRE-FUNDED SOCIAL WELFARE GRANTS RECEIVABLE

Pre-funded social welfare grants receivable represents amounts pre-funded by the Company to certain merchants participating in the merchant acquiring system. The July 2012 payment service commenced on July 1, 2012, but the Company pre-funded certain merchants participating in the merchant acquiring systems in the last two days of June 2012.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

5. ACCOUNTS RECEIVABLE, net

	2012	2011
Accounts receivable, trade, net	$50,406	$42,197
Accounts receivable, trade, gross	51,194	42,925
Allowance for doubtful accounts receivable, end of year	788	728
Allowance for doubtful accounts receivable, beginning of year re-measured at year end rates	621	902
Allowance reversed to statement of operations, re-measured at year end rates	(114)	(47)
Allowance acquired in acquisitions, re-measured at year end rates	131	190
Allowance charged to statement of operations, re-measured at year end rates	50	364
Amount utilized, re-measured at year end rates	100	(681)
Prepaid establishment costs related to Grindrod opportunity	-	175
Other receivables	51,512	40,408
Total accounts receivable, net	$101,918	$82,780

Receivables from customers renting POS equipment from the Company are included in accounts receivable, trade, and are stated net of an allowance for certain amounts that the Company's management has identified may be unrecoverable. Accounts receivable, trade, also includes amounts due by customers from the sale of hardware, software licenses and SIM cards and provision of transaction processing services. The allowances for credit losses acquired in the KSNET transactions are presented in the tables above, stated at exchange rates prevailing at June 30, 2011.

Cash payments to agents in Korea are amortized over the contract period with the agent. As of June 30, 2012 and 2011, respectively, other receivables include approximately $24.5 million and $16.8 million related to these prepayments.

6. INVENTORY

The Company's inventory comprised the following categories as of June 30, 2012 and 2011.

	2012	2011
Raw materials	$30	$24
Finished goods	6,162	6,701
	$6,192	$6,725

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs subsequent to initial recognition. These instruments are measured as set out below:

Risk management

The Company seeks to reduce its exposure to currencies other than the South African rand through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, the Company uses financial instruments in order to economically hedge its exposure to exchange rate and interest rate fluctuations arising from its operations. The Company is also exposed to equity price and liquidity risks as well as credit risks.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Fair value of financial instruments (continued)

Risk management (continued)

Currency exchange risk

The Company is subject to currency exchange risk because it purchases inventories that it is required to settle in other currencies, primarily the euro and US dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand, on the one hand, and the US dollar and the euro, on the other hand.

The Company's outstanding foreign exchange contracts are as follows:

As of June 30, 2012

None.

As of June 30, 2011

None.

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the US dollar is its reporting currency, but it earns most of its revenues and incurs most of its expenses in ZAR. The US dollar to ZAR exchange rate has fluctuated significantly over the past two years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of its normal borrowing and leasing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through regular financing activities. The Company generally maintains limited investment in cash equivalents and has occasionally invested in marketable securities. The Company, through its recently acquired insurance business, maintains investments in fixed maturity investments which are exposed to fluctuations in interest rates.

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies with regard to its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate.

With respect to credit risk on financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Fair value of financial instruments (continued)

Risk management (continued)

UEPS-based microlending credit risk

The Company is exposed to credit risk in its UEPS-based microlending activities, which provides unsecured short-term loans to qualifying customers, primarily its social grant recipient base. The Company manages this risk by performing an affordability test for each prospective customer and assigns a "creditworthiness score," which takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds and the risk that it may not be able to liquidate these securities. The market price of these securities may fluctuate for a variety of reasons, consequently, the amount the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which these securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

Financial instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

Fair value measurements and inputs are categorized into a fair value hierarchy which prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

Investments in common stock

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology would apply to Level 1 investments. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. These investments would be included in Level 2 investments. In circumstances in which inputs are generally unobservable, values typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. Investments valued using such techniques are included in Level 3 investments.

Asset measured at fair value using significant unobservable inputs – investment in Finbond Group Limited ("Finbond")

The Company's Level 3 asset represents an investment of 156,788,712 shares of common stock of Finbond, which are exchange-traded equity securities. Finbond's shares are traded on the JSE Limited ("JSE") and the Company has designated such shares as available for sale investments. The Company has concluded that the market for Finbond shares is not active and consequently has employed alternative valuation techniques in order to determine the fair value of such stock. Currently, the operations of Finbond relate primarily to the provision of microlending products. In determining the fair value of Finbond, the Company has considered amongst other things Finbond's historical financial information (including its most recent public accounts), press releases issued by Finbond and its published net asset value. The Company believes that the best indicator of fair value of Finbond is its published net asset value and has used this value to determine the fair value.

The fair value of these securities as of June 30, 2012, represented approximately 1% of the Company's total assets, including these securities. The Company expects to hold these securities for an extended period of time and it is not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound.

In March 2012, Finbond completed a rights issue and the Company acquired an additional 72,156,187 shares for approximately $1 million. The Company's ownership interest in Finbond as of June 30, 2012, is approximately 27%. The Company has no rights to participate in the financial, operating, or governance decisions made by Finbond. The Company also has no participation on Finbond's board of directors whether through contractual agreement or otherwise. Consequently, the Company has concluded that it does not have significant influence over Finbond and therefore equity accounting is not appropriate.

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter customized derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of BBB or better. The Company uses quoted prices in active markets for similar assets and liabilities to determine fair value. The Company has no derivatives that require fair value measurement under level 1 or 3 of the fair value hierarchy.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Related to insurance business (included in other long-term assets):				
Cash and cash equivalents	$2,628	$-	$-	$2,628
Investment in Finbond (available for sale assets included in other long-term assets)	-	-	8,679	8,679
Other	-	262	-	262
Total assets at fair value	$2,628	$262	$8,679	$11,569

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Finbond (available for sale assets included in other long-term assets)	-	$-	$8,161	$8,161
Other	-	275	-	275
Total assets at fair value	-	$275	$8,161	$8,436

Trade and other receivables

Trade and other receivables originated by the Company are stated at cost less allowance for doubtful debts. The fair value of trade and other receivables approximate their carrying value due to their short-term nature.

Trade and other payables

The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures its equity-accounted investments at fair value on a nonrecurring basis. The Company has no liabilities that are measured at fair value on a nonrecurring basis. These equity-accounted investments are recognized at fair value when they are deemed to be other-than-temporarily impaired.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Assets and liabilities measured at fair value on a nonrecurring basis (continued)

The Company reviews the carrying values of its investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of the Company's investments are determined using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and the excess is determined to be other-than-temporary. The Company has not recorded any impairment charges during the reporting periods presented herein.

Equity-accounted investments

The Company owns 50% of the ordinary shares in and loans extended to SmartSwitch Namibia (Proprietary) Limited ("SmartSwitch Namibia"). The Company has determined that this entity is a VIE, as the loan to the entity represents a variable interest, but that the Company is not the primary beneficiary. Therefore, the Company has not consolidated this entity and has accounted for this investment using the equity method. The interest earned by the Company on the loans to the entity has been eliminated.

The Company also owns 50% of the ordinary shares of SmartSwitch Botswana (Proprietary) Limited ("SmartSwitch Botswana") and 20% of VTU De Colombia S.A. ("VTU Colombia"). In April 2011, VTU Colombia admitted another new independent shareholder which resulted in a dilution of the Company's investment from 37.50% to approximately 20%. The funds received from these new shareholders by VTU Colombia were used to fund its continuing operations the Company has no obligation to provide any additional funding at this stage.

The Company sold its 30% interest in the issued and outstanding ordinary share capital of Vietnam Payment Technologies Joint Stock Company ("VinaPay") in April 2011. The Company received gross proceeds of approximately $0.15 million and recognized a profit on sale of this investment of approximately $0.02 million.

During the year ended June 30, 2011, SmartSwitch Namibia commenced repaying its outstanding loans, including outstanding interest. The repayments received have been allocated to the equity-accounted investments presented in our consolidated balance sheets, and reduced these balances. The cash inflow from principal repayments have been allocated to cash flows from investing activities and the cash inflow from the interest repayments have been included in cash flow from operating activities in our consolidated statement of cash flows for the years ended June 30, 2012 and 2011, respectively.

During the year ended June 30, 2011, SmartSwitch Botswana capitalized all shareholder loan funding provided and shareholders agreed to waive all interest on these loans. The net effect of the reversal of the interest and related foreign exchange effects are included in the Company's consolidated statements of operations for the year ended June 30, 2011.

In July 2010, the Company provided additional loan funding of $375,000 for a specific growth initiative at VTU Colombia. As of June 30, 2012 and 2011, respectively, the Company's share in VTU Colombia's accumulated losses continued to exceed its investment.

The Company has sold hardware, software and/or licenses to SmartSwitch Namibia and SmartSwitch Botswana and defers recognition of 50% of the net income after tax related to these sales until SmartSwitch Namibia and SmartSwitch Botswana has used the purchased asset or has sold it to a third-party. The deferral of the net income after tax is shown in the Elimination column in the table below.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Equity-accounted investments (continued)

The functional currency of the Company's equity-accounted investments is not the US dollar and thus the investments are translated at the period end US dollar/foreign currency exchange rate with an entry against accumulated other comprehensive loss. The functional currency of SmartSwitch Namibia is the Namibian dollar, the functional currency of SmartSwitch Botswana is the Botswana pula, the functional currency of VTU Colombia is the Colombian peso and the functional currency of VinaPay is the Vietnamese dong.

Summarized below is the Company's interest in equity-accounted investments as of June 30, 2012 and 2011:

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2011	$4,051	$1,630	$(3,828)	$7	$1,860
Loan repaid	-	(130)	-	-	(130)
Interest repaid	-	-	-	(139)	(139)
Earnings (loss) from equity-accounted investments	-	-	170	50	220
SmartSwitch Namibia[1]	-	-	210	29	239
SmartSwitch Botswana[1]	-	-	(40)	21	(19)
Foreign currency adjustment[2]	(533)	(81)	247	64	(303)
Balance as of June 30, 2012	$3,518	$1,419	$(3,411)	$(18)	$1,508

(1) – includes the recognition of realized net income.

(2) – the foreign currency adjustment represents the effects of the combined net currency fluctuations between the functional currency of the equity-accounted investments and the US dollar.

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2010	$3,549	$2,512	$(3,905)	$442	$2,598
Loans provided	-	375	-	-	375
Loan repaid		(475)		-	(475)
Interest repaid	-	-	-	(292)	(292)
Loans converted to equity	1,015	(1,015)	-	-	-
(Loss) Earnings from equity-accounted investments	-	-	(268)	(71)	(339)
SmartSwitch Namibia[1]	-	-	187	70	257
SmartSwitch Botswana[1]	-	-	347	(421)	(74)
VTU Colombia[1]	-	-	(729)	280	(449)
VinaPay[1]	-	-	(73)	-	(73)
Sale of VinaPay	(579)	-	443	-	(136)
Proceeds – sale of VinaPay	-	-	-	-	150
Profit on sale of VinaPay	-	-	-	-	(14)
Foreign currency adjustment[2]	66	233	(98)	(72)	129
Balance as of June 30, 2011	$4,051	$1,630	$(3,828)	$7	$1,860

(1) – includes the recognition of realized net income.

(2) – the foreign currency adjustment represents the effects of the combined net currency fluctuations between the functional currency of the equity-accounted investments and the US dollar.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. PROPERTY, PLANT AND EQUIPMENT, net

	2012	2011
Cost:		
Land	$847	$910
Building and structures	465	499
Computer equipment	88,669	64,411
Furniture and office equipment	14,091	8,297
Motor vehicles	20,413	8,824
Plant and equipment	2,373	2,873
	126,858	85,814
Accumulated depreciation:		
Land	-	-
Building and structures	67	29
Computer equipment	59,062	33,417
Furniture and office equipment	5,815	6,378
Motor vehicles	7,178	7,745
Plant and equipment	2,120	2,438
	74,242	50,007
Carrying amount:		
Land	847	910
Building and structures	398	470
Computer equipment	29,607	30,994
Furniture and office equipment	8,276	1,919
Motor vehicles	13,235	1,079
Plant and equipment	253	435
	$52,616	$35,807

9. GOODWILL AND INTANGIBLE ASSETS, net

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2012, 2011 and 2010:

	Carrying value
Balance as of July 1, 2009	$116,197
Acquisitions	1,187
Impairment of goodwill	(37,378)
Foreign currency adjustment [(1)]	(3,660)
Balance as of June 30, 2010	$76,346
Acquisition of KSNET (Note 3) [(2)]	120,139
Foreign currency adjustment [(1)]	13,085
Balance as of June 30, 2011	209,570
Reduction in goodwill related to net settlement (Note 3)	(4,239)
Foreign currency adjustment [(1)]	(22,594)
Balance as of June 30, 2012	$182,737

(1) – the foreign currency adjustment represents the effects of the fluctuations between the South African rand and the Korean won, and the US dollar on the carrying value.

(2) – represents goodwill arising from the acquisition of KSNET. This goodwill has been allocated to the international transaction-based activities operating segment (see Note 3).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Goodwill associated with the acquisition of KSNET represents the excess of cost over the fair value of acquired net assets. The KSNET goodwill is not deductible for tax purposes. See Note 3 for the allocation of the purchase price to the fair value of acquired net assets.

The Company assesses the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. The Company performs its annual impairment test as at June 30 of each year. The results of our impairment tests during the year ended June 30, 2012 and 2011, indicated that the fair value of the Company's reporting units exceeded their carrying values and therefore the Company's reporting units were not at risk of potential impairment.

Goodwill has been allocated to the Company's reportable segments as follows:

	2012	2011
South African transaction-based activities	$34,692	$42,005
International transaction-based activities	111,798	124,895
Smart card accounts	-	-
Financial services	-	-
Hardware, software and related technology sales	36,247	42,670
Total	$182,737	$209,570

Intangible assets, net

Impairment loss

The Company assesses the carrying value of intangible assets for impairment whenever events occur or circumstances change indicating that the carrying amount of the intangible asset may not be recoverable. During the year ended June 30, 2011, one of Net1 UTA's largest customers advised the Company of its intention to transition to an alternative payment platform. As a consequence of this development, as well as deteriorating trading conditions and uncertainty surrounding the timing and quantum of future net cash inflows, the Company reviewed customer relationships acquired as part of the Net1 UTA acquisition for impairment. As a result of this review, the Company recognized an impairment loss of $41.8 million during its third quarter of fiscal 2011 related to the entire carrying value of customer relationships acquired in the Net1 UTA acquisition in August 2008. In addition, the Company reversed the deferred tax liability of $10.4 million associated with this intangible asset.

The impairment loss recognized was allocated to the Company's hardware, software and related technology sales operating segment.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets, net (continued)

Intangible assets acquired

Summarized below is the fair value of intangible assets acquired, translated at the exchange rate applicable as of the relevant acquisition dates, and the weighted-average amortization period:

	Fair value as of acquisition date	Weighted-Average Amortization period (in years)
Finite-lived intangible asset:		
KSNET customer relationships	$74,663	10
FIHRST customer relationships	1,804	10
Net1 UTA customer relationships (1)	68,859	7
Prepaid business customer relationships	895	0.75
KSNET software and unpatented technology	24,380	5
FIHRST software and unpatented technology	6,179	3
MediKredit software and unpatented technology	5,249	3
Prepaid business software and unpatented technology	2,449	3
KSNET trademarks	3,786	8
MediKredit customer database	$821	3

(1) Impaired during the year ended June 30, 2011

The Company recognized a deferred tax liability of approximately $0.2 million related to the acquisition of the prepaid business customer relationships during the year ended June 30, 2012. The Company recognized a deferred tax liability of approximately $24.5 million related to the acquisition of the KSNET intangible assets during the year ended June 30, 2011. The Company recognized a deferred tax asset of approximately $0.4 million related to the acquisition of the FIHRST software and a deferred tax liability of approximately $2.7 million related to the MediKredit and the remaining FIHRST intangible assets during the year ended June 30, 2010.

Summarized below is the carrying value and accumulated amortization of intangible assets as of June 30, 2012 and 2011:

	As of June 30, 2012			As of June 30, 2011		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Customer relationships(1)	$91,692	$(22,617)	$69,075	$100,155	$(15,283)	$84,872
Software and unpatented technology(1)	36,082	(15,968)	20,114	37,697	(8,999)	28,698
FTS patent	4,623	(4,623)	-	5,598	(5,598)	-
Exclusive licenses	4,506	(4,506)	-	4,506	(4,506)	-
Trademarks	7,125	(2,507)	4,618	8,130	(2,288)	5,842
Customer database	734	(611)	123	888	(444)	444
Total finite-lived intangible assets	$144,762	$(50,832)	$93,930	$156,974	$(37,118)	$119,856

(1) June 30, 2012 balances include the customer relationships and software and unpatented technology acquired as part of the prepaid business acquisition in October 2011;

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets, net (continued)

Amortization expense charged for the years to June 30, 2012, 2011 and 2010 was $19.4 million, $22.5 million, and $15.2 million, respectively.

Future estimated annual amortization expense for the next five fiscal years, assuming exchange rates prevailing on June 30, 2012, is presented in the table below. Actual amortization expense in future periods could differ from this estimate as a result of acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

2013	$16,961
2014	14,678
2015	14,614
2016	10,769
2017	8,506
Thereafter	$28,402

10. REINSURANCE ASSETS AND POLICY HOLDER LIABILITIES UNDER INSURANCE AND INVESTMENT CONTRACTS

Reinsurance assets and policy holder liabilities under insurance contracts

Summarized below is the movement in reinsurance assets and policy holder liabilities under insurance contracts during the year ended June 30, 2012:

	Reinsurance assets (1)	Insurance contracts (2)
Balances acquired on July 1, 2011	$28,492	$(28,492)
Claims and policyholders' benefits under insurance contracts	254	(360)
Foreign currency adjustment (3)	(5,151)	5,151
Balance as of June 30, 2012	$23,595	$(23,701)

(1) Included in other long-term assets;
(2) Included in other long-term liabilities;
(3) The foreign currency adjustment represents the effects of the fluctuations between the ZAR against the US dollar.

The Company has agreements with reinsurance companies in order to limit its losses from large insurance contracts, however, if the reinsurer is unable to meet its obligations, the Company retains the liability.

The value of insurance contract liabilities is based on best estimates assumptions of future experience plus prescribed margins, as required in the markets in which these products are offered, namely South Africa. The process of deriving the best estimates assumptions plus prescribed margins includes assumptions related to future mortality and morbidity (an appropriate base table of standard mortality is chosen depending on the type of contract and class of business), withdrawals (based on recent withdrawal investigations and expected future trends), investment returns (based on government treasury rates adjusted by an applicable margin), expense inflation (based on a 10 year real return on CPI-linked government bonds from the risk-free rate and adding an allowance for salary inflation and book shrinkage of 1% per annum) and claim reporting delays (based on average industry experience).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. REINSURANCE ASSETS AND POLICY HOLDER LIABILITIES UNDER INSURANCE AND INVESTMENT CONTRACTS (CONTINUED)

Assets and policy holder liabilities under investment contracts

Summarized below is the movement in assets and policy holder liabilities under investment contracts during the year ended June 30, 2012:

	Assets (1)	Investment contracts (2)
Balances acquired on July 1, 2011	$1,353	$(1,353)
Foreign currency adjustment [3]	(244)	244
Balance as of June 30, 2012	$1,109	$(1,109)

(1) Included in other long-term assets;
(2) Included in other long-term liabilities;
(3) The foreign currency adjustment represents the effects of the fluctuations between the ZAR against the US dollar.

The Company does not offer any investment products with guarantees related to capital or returns.

11. OTHER PAYABLES

	2012	2011
Participating merchants settlement obligation	$5,291	$30,316
Payroll-related payables	2,199	1,842
Accruals	11,413	7,976
Value-added tax payable	2,405	3,186
Other	9,695	16,238
Provisions	11,154	11,707
	$42,157	$71,265

12. SHORT-TERM FACILITIES

The Company has a ZAR 250 million ($30.2 million, translated at exchange rates applicable as of June 30, 2012) short-term South African credit facility. As of June 30, 2012, the overdraft rate on this facility was 7.85%. The Company has ceded its investment in Cash Paymaster Services (Proprietary) Limited, a wholly owned South African subsidiary, as security for the facility. As of June 30, 2012 and June 30, 2011, the Company had utilized none of its South African short-term facility.

13. LONG-TERM BORROWINGS

The Company financed a portion of the KSNET acquisition price and related transaction expenses with the proceeds of a KRW 130.5 billion (approximately $115.9 million based on October 29, 2010 exchange rates) five-year senior secured loan facility provided by a consortium of banks under a facilities agreement (the "Facilities Agreement"). The current carrying value as of June 30, 2012, is $93.8 million. The Facilities Agreement provides for three separate facilities: a Facility A loan to the Company's wholly owned subsidiary, Net1 Applied Technologies Korea ("Net1 Korea"), of up to KRW 130.5 billion (divided into Facility A1 (KRW 65.5 billion) and Facility A2 (KRW 65.0 billion)) and a Facility B loan to KSNET of up to KRW 65.0 billion. The Facility B loan, if drawn, must be used to repay the Facility A2 loan and may be borrowed only if Net1 Korea and KSNET complete a merger transaction with each other. Interest on the loans is payable quarterly and is based on the Korean CD rate in effect from time to time plus a margin of 4.10% for Facility A loans and 3.90% for the Facility B loan. The CD rate was 3.54% on June 30, 2012. Total interest expense for the year ended June 30, 2012 and 2011, respectively, was $8.8 million and $7.5 million, and includes amortization of facility fees of $0.4 million and $2.0 million. Interest of approximately $1.2 million, translated at exchange rates applicable as of June 30, 2012, has been accrued as of June 30, 2012.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. LONG-TERM BORROWINGS (continued)

The Facility A1 loan matures on the fifth anniversary of the initial drawdown with no required principal prepayments. Principal on the Facility A2 loan and Facility B loan is repayable in scheduled installments, beginning twelve months after initial drawdown and thereafter, semi-annually with final maturity scheduled for 54 months after initial drawdown. During the year ended June 30, 2012, the Company made the first and second principal payments totaling approximately $14.3 million and an unscheduled $4.8 million principal payment with the proceeds of the net settlement received from the former shareholders of KSNET. The third and fourth scheduled installments of approximately $14.0 million, translated at exchange rates applicable as of June 30, 2012, are due in equal installments of $7.0 million each, on October 29, 2012 and April 29, 2013, respectively, and have been classified as current in the Company's consolidated balance sheet. As of June 30, 2012, the carrying amount of the long-term borrowings approximated its fair value

The loans are secured by substantially all of KSNET's assets, a pledge by Net1 Korea of its entire equity interest in KSNET and a pledge by the immediate parent of Net1 Korea (also one of the Company's subsidiaries) of its entire equity interest in Net1 Korea. The Facilities Agreement contains customary covenants that require Net1 Korea and its consolidated subsidiaries to maintain certain specified financial ratios (including a leverage ratio and a debt service coverage ratio) and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations and engage in other corporate activities. The loans under the Facilities Agreement are without recourse to, and the covenants and other agreements contained therein do not apply to, the Company or any of the Company's subsidiaries (other than Net1 Korea and its subsidiaries, including KSNET).

14. COMMON STOCK

Common stock

Holders of shares of Net1's common stock are entitled to receive dividends and other distributions when declared by Net1's board of directors out of funds available. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Net1 must be able to meet its debts as they become due in the usual course of its business.

Upon voluntary or involuntary liquidation, dissolution or winding up of Net1, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Net1 common stock are not subject to redemption.

Common stock repurchases (continued)

In February 2010 and in May 2010, the Company's Board of Directors authorized the repurchase of up to $50 million of the Company's common stock, for a total of $100 million. The authorization does not have an expiration date.

The share repurchase authorization will be used at management's discretion, subject to limitations imposed by SEC Rule 10b-18 and other legal requirements and subject to price and other internal limitations established by the Board. Repurchases will be funded from the Company's available cash. Share repurchases may be made through open market purchases, privately negotiated transactions, or both. There can be no assurance that the Company will purchase any shares or any particular number of shares.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Common stock repurchases (continued)

The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. During the year ended June 30, 2012 and 2011, respectively, the Company repurchased 180,656 and 125,392 shares for approximately $1.1 million and $1.0 million. The Company did not repurchase any of its shares during the year ended June 30, 2010 under this authorization.

On July 28, 2009, the Company repurchased an aggregate of 9,221,526 shares of its common stock from two shareholders, who originally acquired their shares in connection with the Aplitec transaction. The purchase price was $13.50 (ZAR 105.98) per share and was paid from the Company's cash reserves in ZAR for an aggregate purchase price of $124.5 million (ZAR 977.3 million).

15. REVENUE

	2012	2011	2010
Sale of goods – comprising mainly hardware and software sales	$19,152	$30,130	$36,228
Loan-based interest and fees received	8,433	7,276	4,214
Services rendered – comprising mainly fees and commissions	362,679	306,014	239,922
	$390,264	$343,420	$280,364

During the years ended June 30, 2012, 2011 and 2010, the Company did not recognize any revenue using the percentage of completion method.

16. EQUITY INSTRUMENT ISSUED PURSUANT TO BBBEE TRANSACTION

On April 19, 2012, the Company issued an option to purchase 8,955,000 shares of its common stock to a BEE consortium pursuant to a BBBEE transaction that it entered into on January 25, 2012. The option expires one year after issue and is currently exercisable.

The fair value of the option was determined as approximately $14.2 million and has been expensed in full. The fair value was determined on the date that all conditions to the BEE transaction had been fulfilled using the Cox Ross Rubinstein binomial model. The Company used an expected volatility of 47%, an expected life of one year, a risk free rate of 0.90% and no future dividends in its calculation of the fair value. The estimated expected volatility is calculated based on the Company's 250 day volatility.

17. STOCK-BASED COMPENSATION

Amended and Restated Stock Incentive Plan

The Company's Amended and Restated Stock Incentive Plan (the "Plan") has been approved by its shareholders. No evergreen provisions are included in the Plan. This means that the maximum number of shares issuable under the Plan is fixed and cannot be increased without shareholder approval, the plan expires by its terms upon a specified date, and no new stock options are awarded automatically upon exercise of an outstanding stock option. Shareholder approval is required for the repricing of awards or the implementation of any award exchange program. The Plan permits Net1 to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's Board of Directors ("Remuneration Committee") administers the Plan.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION

Amended and Restated Stock Incentive Plan (continued)

The total number of shares of common stock issuable under the Plan is 8,552,580. The maximum number of shares for which awards, other than performance-based awards, may be granted in any combination during a calendar year to any participant is 569,120. The maximum limits on performance-based awards that any participant may be granted during a calendar year are 569,120 shares subject to stock option awards and $20 million with respect to awards other than stock options. Shares that are subject to awards which terminate or lapse without the payment of consideration may be granted again under the Plan. Shares delivered to the Company as part or full payment for the exercise of an option or to satisfy withholding obligations upon the exercise of an option may be granted again under the Plan in the Remuneration Committee's discretion. No awards may be granted under the Plan after June 7, 2019, but awards granted on or before such date may extend to later dates.

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of five years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the following table. The estimated expected volatility is calculated based on the Company's 250 day volatility. The estimated expected life of the option was determined based historical behavior of employees who were granted options with similar terms. The Company has estimated no forfeitures for options awarded in 2012 and 2011. No stock options were granted during the year ended June 30, 2010. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2012 and 2011:

	2012	2011
Expected volatility	37% - 39%	35%
Expected dividends	0%	0%
Expected life (in years)	3	3
Risk-free rate	1.9% - 0.9%	2.0%

Restricted Stock

General Terms of Awards

Shares of restricted stock are considered to be non-vested equity shares. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Restricted stock awarded to non-employee directors of the Company vests ratably over a three year period. In addition, for awards in 2009, until 11 months after the restricted stock become vested and nonforfeitable, the shares may not be sold, assigned, transferred, pledged, hypothecated, exchanged, or disposed of in any way (whether by operation of law or otherwise). If a recipient ceases to be a member of the Board of Directors for any reason, all shares of his restricted stock that are not then vested and nonforfeitable will be immediately forfeited and transferred to the Company for no consideration.

The Company issues new shares to satisfy restricted stock awards.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Valuation Assumptions

The fair value of restricted stock is based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

Performance Conditions - Restricted Stock Granted in August 2007

In August 2007, the Remuneration Committee approved an award of 591,500 shares of restricted stock to executive officers and other employees of the Company. The award provided for vesting of one-third of the award shares on each of September 1, 2009, 2010 and 2011, conditioned upon each recipient's continuous service through the applicable vesting date and the Company achieving the financial performance target for that vesting date. Specifically, the financial performance targets were a 20% increase, compounded annually, in fundamental diluted earnings per share (expressed in South African rand) ("2007 Fundamental EPS") above Fundamental EPS for the fiscal year ended June 30, 2007. For award shares vesting prior to September 1, 2009, the annual required increase in the case of Dr. Belamant and Mr. Kotze was 25% rather than 20%. On November 5, 2009, the Company's board of directors, on the recommendation of the Remuneration Committee, determined that the annual required target for Dr. Belamant and Mr. Kotze be 20%, effective immediately, to be consistent with the terms of the restricted stock awards granted to other employees. There were no other amendments to the terms of the restricted stock awards. For the purpose of the award, 2007 Fundamental EPS was calculated by adjusting GAAP diluted earnings per share (as reflected in the Company's audited consolidated financial statements) to exclude the effects related to the amortization of intangible assets, stock-based compensation charges, one-time, large, unusual expenses as determined at the discretion of the Remuneration Committee, and assuming a constant tax rate of 30%. If Fundamental EPS for the specified fiscal year did not equal or exceed the 2007 Fundamental EPS target for such year, no award shares would become vested or nonforfeitable on the corresponding vesting date but would be available to become vested and nonforfeitable as of a subsequent vesting date if the 2007 Fundamental EPS target for a subsequent fiscal year were met; provided that the recipient's service continued through such subsequent vesting date. Any outstanding award shares that had not become vested and nonforfeitable as of September 1, 2011, would be forfeited by the recipient on September 1, 2011, and transferred to the Company for no consideration.

The first two tranches of this award vested on September 1, 2009 and 2010, for employees that continued to provide the requisite service as the financial performance targets were met. The third tranche did not vest because the financial performance target was not met. Refer also "—Stock option and restricted stock activity—restricted stock" below.

Performance Conditions - Restricted Stock Granted in October and November 2010

In October 2010, the Remuneration Committee approved an award of 60,000 shares of restricted stock to an employee of the Company. Under the terms of the award, the shares would vest on June 30, 2014, conditioned upon the employee's continuous service through June 30, 2014, and on the employee receiving an incremental incentive bonus, as defined in the employee's employment agreement for each of the periods ended June 30, 2011, 2012, 2013 and 2014. Any outstanding award shares that had not become vested and nonforfeitable as of June 30, 2014, would be forfeited by the recipient on June 30, 2014, and transferred to the Company for no consideration. The October 2010 restricted stock award did not vest because the financial performance target was not met for June 30, 2011. Refer also "—Stock option and restricted stock activity—restricted stock" below.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Performance Conditions - Restricted Stock Granted in October and November 2010 (continued)

In November 2010, the Remuneration Committee approved an award of 83,000 shares of restricted stock to two of the Company's executive officers. The award provides for vesting of one-third of the award shares on each of November 10, 2011, 2012 and 2013, conditioned upon each recipient's continuous service through the applicable vesting date and the Company achieving the financial performance target for that vesting date. Specifically, the financial performance targets is Fundamental EPS, as defined below, of $1.44, $1.60 and $1.90 for the years ended June 30, 2011, 2012 and 2013, respectively. For the purpose of this award, Fundamental EPS is calculated as Company's diluted earnings per share as reflected in the Company's consolidated financial statements, measured in U.S. dollars and determined in accordance with GAAP, adjusted to exclude the effects related to the amortization of intangible assets and acquisition-related costs, stock-based compensation charges, foreign exchange gains and losses arising from foreign currency hedging transactions, and other items that the Committee may determine in its discretion to be appropriate (for example, accounting changes and one-time or unusual items), and assumes a constant tax rate equal to the Company's effective tax rate for the year ended June 30, 2010. If Fundamental EPS for the specified fiscal year does not equal or exceed the Fundamental EPS target for such year, no award shares will become vested or nonforfeitable on the corresponding vesting date but are available to become vested and nonforfeitable as of a subsequent vesting date if the Fundamental EPS target for a subsequent fiscal year is met; provided that the recipient's service continues through such subsequent vesting date. Any outstanding award shares that have not become vested and nonforfeitable as of November 10, 2013, will be forfeited by the recipient on November 10, 2013, and transferred to the Company for no consideration. One-third of the award shares vested on November 10, 2011.

Stock Appreciation Rights

The Remuneration Committee also may grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2012, 2011 and 2010:

	Number of shares	Weighted average exercise price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($'000)	Weighted Average Grant Date Fair Value ($'000)
Outstanding – July 1, 2009	1,896,994	$19.03	8.30	$1,576	-
Exercised	(83,338)	3.00	-	1,667	-
Outstanding – June 30, 2010	1,813,656	19.76	7.41	585	-
Granted under Plan: November 2010	307,000	10.59	10.00	-	$2.61
Outstanding – June 30, 2011	2,120,656	18.44	6.82	243	
Granted under Plan: August 2011	165,000	6.59	10.0	297	$1.80
Granted under Plan: October 2011	202,000	7.98	10.0	442	$2.19
Forfeitures	(240,073)	21.68	-	-	-
Outstanding – June 30, 2012	2,247,583	$16.28	6.43	$602	-

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Options (continued)

These options have an exercise price range of $6.59 to $24.46.

Exercisable	1,373,916	$19.43	5.40	$229

During each of the years ended June 30, 2012, 2011 and 2010, approximately 300,000, 380,000 and 374,000, stock options became exercisable, respectively. During the year ended June 30, 2012, employees forfeited 240,073 stock options. There were no forfeitures during the years ended June 30, 2011 and 2010, respectively. During the year ended June 30, 2010, the Company received approximately $0.7 million from stock options exercised. No stock options were exercised during the years ended June 30, 2012 and 2011, respectively.

Restricted stock

The following table summarizes restricted stock activity for the years ended June 30, 2012, 2011 and 2010:

	Number of Shares of Restricted Stock	Weighted Average Grant Date Fair Value ($'000)
Non-vested – July 1, 2009	597,162	-
Granted – August 2009	10,098	$185
Vested	(199,432)	3,800
Non-vested – June 30, 2010	407,828	-
Granted – August 2010	13,956	185
Granted – October 2010	60,000	740
Granted – November 2010	83,000	879
Vested	(203,956)	2,267
Awards not vesting	(257,156)	-
Non-vested – June 30, 2011	103,672	
Granted – August 2011	30,155	199
Granted – February 2012	550,000	6,111
Granted – May 2012	2,574	23
Vested - August 2011	(6,141)	40
Vested - November 2011	(27,667)	209
Forfeitures	(5,976)	$50
Non-vested – June 30, 2012	646,617	

The fair value of restricted stock vested during the year ended June 30, 2012, 2011 and 2010, was $0.2 million, $2.3 million and $3.8 million, respectively. One of the Company's non-employee directors resigned effective June 29, 2012, and he forfeited 5,976 restricted shares that had not vested.

The third tranche of 197,156 shares of restricted stock granted in August 2007 to executive officers and other employees of the Company and 60,000 shares granted to an employee of the Company in October 2010 did not vest because the agreed performance target was not achieved. The Company has recorded a reversal of the compensation charge related to August 2007 and October 2010 restricted stock of $3.4 million and $0.09 million, respectively, during the year ended June 30, 2011. These 257,156 shares of restricted stock will be returned to the Company and, in accordance with the Plan, are available for future issuances by the Remuneration Committee.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $2.8 million, $1.7 million and $5.7 million for the year ended June 30, 2012, 2011 and 2010, respectively, which comprised:

	Total charge (reversal)	Allocated to cost of goods sold, IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2012			
Stock-based compensation charge	$2,909	$-	$2,909
Reversal of stock compensation charge related to options forfeited	(134)	-	(134)
Total – year ended June 30, 2012	$2,775	$-	$2,775
Year ended June 30, 2011			
Stock-based compensation charge	$5,212	$193	$5,019
Reversal of stock compensation charge related to August 2007 and October 2010 restricted stock that did not vest	(3,492)	-	(3,492)
Total – year ended June 30, 2011	$1,720	$193	$1,527
Year ended June 30, 2010			
Stock-based compensation charge	$5,670	$202	$5,468
Total – year ended June 30, 2010	$5,670	$202	$5,468

The stock compensation charge and reversals have been allocated to cost of goods sold, IT processing, servicing and support and selling, general and administration based on the allocation of the cash compensation paid to the employees.

As of June 30, 2012, the total unrecognized compensation cost related to stock options was approximately $0.8 million, which the Company expects to recognize over approximately three years. As of June 30, 2012, the total unrecognized compensation cost related to restricted stock awards was approximately $5.9 million, which the Company expects to recognize over approximately three years.

Tax consequences

There are no tax consequences related to options and restricted stock granted to employees of Company subsidiaries incorporated in South Africa. The Company has recorded a deferred tax asset of approximately $1.1 million and $0.8 million, respectively, for the years ended June 30, 2012 and 2011, related to the stock-based compensation charge recognized related to employees of Net1 as it is able to deduct the difference between the market value on date of exercise by the option recipient and the exercise price from income subject to taxation in the United States.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. PROFIT ON LIQUIDATION OF SMARTSWITCH NIGERIA

The Company has ceased operations in the Federation of Nigeria due to an inability to implement its technology on a profitable basis. During the year ended June 30, 2012, the Company, together with the other shareholders, agreed to liquidate SmartSwitch Nigeria, the company through which operating activities in Nigeria were performed. SmartSwitch Nigeria was capitalized primarily with shareholder loans. The Company eliminated its portion of the loan funding on consolidation, and included the loans due to the non-controlling interest in long-term borrowings on its June 30, 2011, consolidated balance sheet. The shareholders of SmartSwitch Nigeria have agreed to waive all outstanding capital and interest repayments related to the loan funding initially provided as part of the liquidation processes. The non-cash profit on liquidation of SmartSwitch Nigeria of $4.0 million includes the write back of all assets and liabilities, including non-controlling interest loans, of SmartSwitch Nigeria, except for expected liabilities related to the liquidation of SmartSwitch Nigeria. The profit has been allocated to corporate/eliminations.

19. INCOME TAXES

Income tax provision

The table below presents the components of income before income taxes as of June 30, 2012, 2011 and 2010:

	2012	2011	2010
South Africa	$67,054	$108,349	$136,197
United States	(6,340)	(15,053)	(6,909)
Other	(333)	(56,886)	(50,408)
Income before income taxes	$60,381	$36,410	$78,880

Presented below is the provision for income taxes by location of the taxing jurisdiction for each of the years ended June 30:

	2012	2011	2010
Current income tax	$49,092	$117,141	$109,669
South Africa	26,787	38,882	47,225
United States	20,746	77,085	62,443
Other	1,559	1,174	1
Deferred taxation (benefit) charge	(4,598)	(4,862)	(2,770)
South Africa	(2,941)	(776)	(441)
United States	31	2,306	(1,236)
Other	(1,688)	(6,392)	(1,093)
Capital gains tax	1,465	-	-
Secondary taxation on companies	327	-	-
Change in tax rate	(18,315)	-	-
Foreign tax credits generated – United States	(12,035)	(78,754)	(66,077)
Income tax provision	$15,936	$33,525	$40,822

The capital gains tax paid represents the taxes paid resulting from an intercompany capital transaction in South Africa during the year ended June 30, 2012. There were no capital gains taxes paid during the years ended June 30, 2011 and 2010, respectively.

The Company's South African subsidiary paid a dividend to Net1 after the tax law had changed but before the effective date of the South African dividends withholding tax which resulted in the payment of STC in the third quarter of the year ended June 30, 2012. For the first half of the year ended June 30, 2012, and in the years ended June 30, 2011 and 2010, the Company's effective tax rate included an accrual for STC and therefore any STC obligation arising during these periods was charged against the STC liability provided. This STC liability was released during the year end June 30, 2012, as a result of the change in tax law discussed below.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. INCOME TAXES (continued)

Income tax provision (continued)

On December 20, 2011, there was a change in South African tax law to impose a dividends withholding tax (a tax levied and withheld by a company on distributions to its shareholders) to replace STC. The change was effective on April 1, 2012. As a result, the Company has recorded a net deferred taxation benefit of approximately $18.3 million in income taxation expense in its consolidated statements of operations during the year ended June 30, 2012. There were no changes to the enacted tax rate in the year ended June 30, 2011 and 2010.

As a result of the change in South African tax law and the Company's intention to permanently reinvest its undistributed earnings in South Africa, the Company does not believe it will be able to recover foreign tax credits previously recognized of $8.2 million. The movement in valuation allowance during the year ended June 30, 2012, includes a valuation allowance related to this foreign tax credits. The movement in the valuation allowance for the year ended June 30, 2011 relates to valuation allowances for foreign tax credits and the Net1 UTA valuation allowances related to its license ruling, tax deductible goodwill, and net operating loss carryforwards.

Net1 included actual and deemed dividends received from New Aplitec in its year ended June 30, 2012, 2011 and 2010, taxation computation. Net1 applied net operating losses against this income. Net1 generated foreign tax credits as a result of the inclusion of the dividends in its taxable income. Net1 has applied certain of these foreign tax credits against its current income tax provision for the year ended June 30, 2012, 2011 and 2010, respectively.

A reconciliation of income taxes, calculated at the fully-distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Income tax rate reconciliation:			
Income taxes at fully-distributed South African tax rates	28.00%	34.55%	34.55%
Permanent items	6.60%	6.93%	21.45%
Foreign tax rate differential	7.22%	5.46%	0.24%
Foreign tax credits	(21.12%)	(209.00)%	(82.70)%
Taxation on deemed dividends in the United States	31.29%	217.52%	85.60%
Capital gains tax paid	2.43%	-%	-%
Secondary taxation on companies	0.54%	-%	-%
Movement in valuation allowance	1.23%	34.01%	(5.02)%
Prior year adjustments	0.53%	2.61%	(2.37)%
Change in tax law	(30.33%)	-%	-%
Income tax provision	26.39%	92.08%	51.75%

The permanent items during the years ended June 30, 2012, relates principally to stock-based compensation charges, interest expense and an equity award issued pursuant to the Company's BBBEE transaction, which is not deductible for tax purposes. The permanent items during the years ended June 30, 2011 relates principally to interest expense and transaction-related expenditure which is not deductible for tax purposes. The permanent items during the year ended June 30, 2010, relates principally to impairment of goodwill which is not deductible for tax purposes.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. INCOME TAXES (continued)

Deferred tax assets and liabilities

Deferred income taxes reflect the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The primary components of the temporary differences that gave rise to the Company's deferred tax assets and liabilities as at June 30, and their classification, were as follows:

	2012	2011
Total deferred tax assets		
Net operating loss carryforwards	$11,869	$10,696
Provisions and accruals	2,450	2,715
FTS patent	1,436	1,831
Intangible assets	18,290	22,338
Foreign tax credits	19,089	22,566
Other	5,006	4,785
Total deferred tax assets before valuation allowance	58,140	64,931
Valuation allowances	(47,496)	(45,866)
Total deferred tax assets, net of valuation allowance	10,644	19,065
Total deferred tax liabilities:		
Intangible assets	22,215	29,307
STC liability, net of STC credits	-	24,380
Other	3,826	2,281
Total deferred tax liabilities	26,041	55,968
Reported as		
Current deferred tax assets	5,591	15,882
Long term deferred tax liabilities	20,988	52,785
Net deferred income tax liabilities	$15,397	$36,903

Decrease in total deferred tax assets

Net operating loss carryforwards

Included in total deferred tax assets – net operating loss carryforwards are net operating losses generated by MediKredit of $3.5 million. MediKredit net operating losses increased by $0.1 million during the year ended June 30, 2012, and a valuation allowance has been created against this amount. Net operating loss carryforwards also includes $6.7 million related to Net1 UTA. A valuation allowance has been created for the full amount of the Net1 UTA net operating losses.

Intangible assets

Included in total deferred tax assets – intangible assets as of June 30, 2012, is an intangible asset related to license rights in Net1 UTA. These license rights are termed software for Austrian tax purposes and were valued for Austrian tax purposes based on previous license payments at €50.76 million in June 2006. The Company expects to amortize the license rights in its tax returns over a period of 15 years. Any unused amounts are not carried forward to the subsequent year of assessment. During the years ended June 30, 2012 and 2011, Net1 UTA utilized approximately $0.04 million and $0.2 million, respectively, of these license rights against its taxable income and in 2011 expensed $1.2 million unutilized deferred tax asset. In addition, during the year ended June 30, 2011, the Company provided in full for this deferred tax asset and recognized an additional valuation allowance of $2.7 million. As of June 30, 2012, the gross carrying value of this deferred tax asset is approximately $9.6 million and there is a full valuation allowance.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

Decrease in total deferred tax assets (continued)

Intangible assets (continued)

Net1 Applied Technologies Austria GmbH ("Net1Austria") generated tax deductible goodwill related to the acquisition of Net1 UTA in August 2008 and under Austrian tax law Net1Austria can deduct up to 50% of the goodwill recognized, as defined under Austrian tax law, over a period of 15 years. Unused amounts are carried forward to subsequent years of assessment and are included in net operating loss carryforwards. During the year ended June 30, 2011, the Company provided in full for the deferred tax asset and recognized an additional valuation allowance of approximately $1.7 million. As of June 30, 2012, the gross value of this goodwill deferred tax asset was approximately $8.4 million and there is a full valuation allowance. The Company did not utilize the goodwill deferred tax asset during the years ended June 30, 2012 and 2011, respectively.

Decrease in total deferred tax liabilities

Intangible assets

Deferred tax liabilities – intangible assets have decreased during the year ended June 30, 2012, primarily as a result of the amortization of the underlying KSNET intangible assets during the year.

STC liability, net of STC credits

Deferred tax liabilities – STC liability, net of STC credits have decreased during the year ended June 30, 2012, primarily as a result of the change in South African tax law to replace STC with a dividend withholdings tax.

Valuation allowance

At June 30, 2012, the Company had deferred tax assets of $10.6 million (2011: $19.1 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At June 30, 2012, the Company had a valuation allowance of $47.5 million (2011: $45.9 million) to reduce its deferred tax assets to estimated realizable value. The valuation allowances at June 30, 2012 and 2011, relate primarily to intangible assets including tax deductible goodwill (2012: $18.0 million, 2011: $22.1 million); foreign tax credits (2012: $19.1 million, 2011: $14.3 million); net operating loss carryforwards (2012: $9.6 million, 2011: $8.1 million) and the FTS patent (2012: $0.7 million, 2011: $1.1 million).

Net operating loss carryforwards and foreign tax credits

United States

As of June 30, 2012, Net1 had net operating loss carryforwards that will expire, if unused, as follows:

Year of expiration	US net operating loss carry forwards
2024	$4,072

During the years ended June 30, 2012 and 2011, Net1 generated additional foreign tax credits related to the cash dividends received. Net1 had no net unused foreign tax credits that are more likely than not to be realized as of June 30, 2012 (June 30, 2011: 8.2 million). The unused foreign tax credits generated expire after ten years in 2022, 2021, 2020 and 2019.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

Net operating loss carryforwards and foreign tax credits (continued)

South Africa and Austria

Net operating losses incurred in South Africa generally expire if a company does not trade during the year. In South Africa, the subsidiary companies that incurred the losses are currently trading and will continue to trade for the foreseeable future. Net operating losses incurred in Austria generally do not expire.

Uncertain tax positions

As of June 30, 2012 and 2011, respectively the Company has unrecognized tax benefits of $1.3 million and $2.7 million, all of which would impact the Company's effective tax rate. The Company files income tax returns mainly in South Africa, Korea, Austria, the Russian Federation and in the US federal jurisdiction. As of June 30, 2012, the Company's South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2008. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations. The Company does not expect the change related to unrecognized tax benefits will have a significant impact on its results of operations or financial position in the next 12 months.

The following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended June 30, 2012, 2011 and 2010:

	2012	2011	2010
Unrecognized tax benefits - opening balance	$2,664	$1,460	$1,060
Gross decreases - tax positions in prior periods	(1,159)	-	
Gross increases - tax positions in current period	97	1,233	368
Lapse of statute limitations	-	-	-
Foreign currency adjustment	(288)	(29)	32
Unrecognized tax benefits - closing balance	$1,314	$2,664	$1,460

As of June 30, 2012 and 2011, the Company had accrued interest related to uncertain tax positions of approximately $0.03 million and $0.2 million, respectively, on its balance sheet.

20. EARNINGS PER SHARE

Basic earnings per share include restricted stock awards that meet the definition of a "participating security". Restricted stock awards are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Basic earnings per share have been calculated using the two-class method and basic earnings per share for the years ended June 30, 2012, 2011 and 2010, reflects only undistributed earnings.

Diluted earnings per share has been calculated to give effect to the number of additional common stock that would have been outstanding if the potential dilutive instruments had been issued in each period. The calculation of diluted earnings per share includes the dilutive effect of a portion of the restricted stock awards granted to employees in August 2007, October 2010, November 2010 and February 2012 as these restricted stock awards are considered contingently issuable shares for the purposes of the diluted earnings per share calculation and the vesting conditions in respect of a portion of the awards had been satisfied. The vesting conditions are discussed in Note 17.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. EARNINGS PER SHARE (continued)

The following tables detail the weighted average number of outstanding shares used for the calculation of earnings per share as of June 30, 2012, 2011 and 2010:

	2012	2011	2010
	'000	'000	'000
Weighted average number of outstanding shares of common stock– basic	45,187	45,175	46,245
Weighted average effect of dilutive securities: equity instruments	59	56	190
Weighted average number of outstanding shares of common stock – diluted	45,246	45,231	46,435

Options to purchase 10,589,863 shares of the Company's common stock at prices ranging from $7.98 to $24.46 per share were outstanding during the year ended June 30, 2012, but were not included in the computation of diluted earnings per share because the options' exercise price were greater than the average market price of the Company's common shares. The options, which expire at various dates through on October 28 2014 and includes the 8,955,000 equity instrument issued pursuant to BBBEE transaction, were still outstanding as of June 30, 2012.

21. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

The following table presents the supplemental cash flow disclosures for the years ended June 30, 2012, 2011 and 2010:

	2012	2011	2010
Cash received from interest	$9,180	$8,764	$10,294
Cash paid for interest	$9,773	$5,660	$747
Cash paid for income taxes	$30,704	$48,630	$54,143

Financing activities

Treasury shares, at cost acquired on June 30, 2009, for approximately $1.3 million were paid for on July 1, 2009 and are included in the Company's consolidated cash flow statement for the year ended June 30, 2010.

22. OPERATING SEGMENTS

The Company discloses segment information as reflected in the management information systems reports that its chief operating decision maker uses in making decisions and to report certain entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets or reports material revenues.

The Company has reallocated its EP Kiosk business unit to the South African transaction-based activities segment from the hardware, software and related technology segment, as the unit is no longer in pilot phase and now forms part of EasyPay. Following XeoHealth's first contract signing, the Company has allocated its revenue and costs to the international transaction-based activities segment, which were previously included in the South African transaction-based activities segment. Revenue and administration costs related to the Company's comprehensive financial services offerings are all included in the financial services segment. The effect of these reallocations has not significantly impacted the Company's reported results. Re-casted amounts for the year ended June 30, 2011, also include the effects of reallocating the Company's initiatives in Iraq, Nigeria and Net1 VCC.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22. OPERATING SEGMENTS (continued)

The impact of these reallocations on the Company's revenue, operating income (loss) and net income (loss) is presented in the table below:

	Year ended June 30, 2011		
	Re-casted	As previously reported	Difference
Revenues to external customers			
SA transaction-based activities	$189,206	$188,590	$616
International transaction-based activities	70,382	69,947	435
Smart card accounts	33,315	33,315	-
Financial services	7,350	7,313	37
Hardware, software and related technology sales	43,167	44,255	(1,088)
Total	343,420	343,420	-
Operating income (loss)			
SA transaction-based activities	75,668	74,642	1,026
International transaction-based activities	(220)	1,707	(1,927)
Smart card accounts	15,140	15,140	-
Financial services	4,999	5,658	(659)
Hardware, software and related technology sales	(48,372)	(49,930)	1,558
Corporate/Eliminations	(9,787)	(9,789)	2
Total	37,428	37,428	-
Net income (loss)			
SA transaction-based activities	54,009	52,613	1,396
International transaction-based activities	652	2,700	(2,048)
Smart card accounts	10,904	10,904	-
Financial services	3,587	4,061	(474)
Hardware, software and related technology sales	(45,191)	(46,316)	1,125
Corporate/Eliminations	(21,314)	(21,315)	1
Total	$2,647	$2,647	$-

There were no reallocations between the Company's June 30, 2012 and 2010, operating segments.

The Company currently has five reportable segments: South African transaction-based activities, international transaction-based activities, smart card accounts, financial services and hardware, software and related technology sales. Each segment, other than international transaction-based activities and the hardware, software and related technology sales segments, operates mainly within South Africa. The Company's reportable segments offer different products and services and require different resources and marketing strategies and share the Company's assets.

The South African transaction-based activities segment currently consists mainly of a state pension and welfare benefit distribution service provided to the South African government and transaction processing for retailers, utilities, medical-related claim service customers and banks. Fee income is earned based on the number of beneficiaries paid as well as from merchants and card holders using the Company's merchant acquiring system. Utility providers and banks are charged a fee for transaction processing services performed on their behalf at retailers. In addition, the operating segment includes sales of prepaid products (electricity and airtime). The Company earns a commission for prepaid electricity sales and revenue from the sale of airtime vouchers. This segment has individually significant customers that each provides more than 10% of the total revenue of the Company. For the year ended June 30, 2012, there was one such customer, providing 41% of total revenue (2011: one such customer, providing 47% of total revenue; 2010: one such customer, providing 66% of total revenue).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22. OPERATING SEGMENTS (continued)

The international transaction-based activities segment currently consists mainly of KSNET which generates revenue from the provision of payment processing services to merchants and card issuers through its VAN. This segment generates fee revenue from the provision of payment processing services and to a lesser extent from the sale of goods, primarily point of sale terminals, to customers in Korea. The segment also generates transaction fee revenue from transaction processing of UEPS-enabled smartcards through NUETS initiative in Iraq and transaction processing of medical-related claims. The Company allocated its international transaction-based activities to this segment effective July 1, 2010, and the Company's reported results for the year ended June 30, 2011, include all legacy international transaction-processing activities from July 1, 2010 and include KSNET from November 1, 2010. Segment results for the year ended June 30, 2010, have not been re-casted due to the insignificance of the transaction processing activities of Net1 Virtual Card, and NUETS transaction processing activities in Iraq.

The smart card accounts segment derives revenue from the provision of smart card accounts, as a fixed monthly fee per card is charged for the maintenance of these accounts. The financial services segment provides short-term loans as a principal and life insurance products on an agency basis and generates initiation and services fees. As a result of the acquisition of SmartLife, we earn premium income from the sale of life insurance products and investment income.

The hardware, software and related technology sales segment markets, sells and implements the UEPS as well as develops and provides Prism secure transaction technology, solutions and services. The segment also includes the operations of Net1 UTA, which comprise mainly hardware sales and licenses of the DUET system. The segment undertakes smart card system implementation projects, delivering hardware, software and business solutions in the form of customized systems. Sales of hardware, SIM cards, cryptography services, SIM card licenses and other software licenses are recorded within this segment. This segment also generates rental income from hardware provided to merchants enrolled in the Company's merchant retail application. The impairment losses incurred during the years ended June 30, 2011 and 2010, of approximately $41.8 million and $37.4 million, respectively, discussed in Note 9 are included in the results of this operating segment.

Corporate/eliminations includes the Company's head office cost centers in addition to the elimination of inter-segment transactions. The profit related to the liquidation of SmartSwitch Nigeria discussed in Note 16 has been allocated to corporate/eliminations.

The Company evaluates segment performance based on operating income. The following tables summarize segment information which is prepared in accordance with GAAP:

	June 30,		
	2012	2011	2010
Revenues to external customers			
South African transaction-based activities	$201,207	$189,206	$191,362
International transaction-based activities	118,281	70,382	-
Smart card accounts	31,263	33,315	31,971
Financial services	8,121	7,350	4,023
Hardware, software and related technology sales	31,392	43,167	53,008
Total	390,264	343,420	280,364
Inter-company revenues			
South African transaction-based activities	5,452	4,015	3,837
International transaction-based activities	-	-	-
Smart card accounts	1,065	-	-
Financial services	-	-	-
Hardware, software and related technology sales	1,784	2,281	1,892
Total	$ 8,301	$6,296	$5,729

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22. OPERATING SEGMENTS (continued)

	June 30, 2012	2011	2010
Operating income			
South African transaction-based activities	$49,824	$75,668	$106,036
International transaction-based activities	1,257	(220)	-
Smart card accounts	12,820	15,140	14,532
Financial services	4,636	4,999	2,881
Hardware, software and related technology sales	3,619	(48,372)	(42,524)
Corporate/ Eliminations	(11,006)	(9,787)	(11,114)
Total	61,150	37,428	69,811
Interest earned			
South African transaction-based activities	-	-	-
International transaction-based activities	-	-	-
Smart card accounts	-	-	-
Financial services	-	-	-
Hardware, software and related technology sales	-	-	-
Corporate/ Eliminations	8,576	7,654	10,116
Total	8,576	7,654	10,116
Interest expense			
South African transaction-based activities	463	652	981
International transaction-based activities	44	526	-
Smart card accounts	-	-	-
Financial services	2	15	1
Hardware, software and related technology sales	109	59	5
Corporate/ Eliminations	8,727	7,420	60
Total	9,345	8,672	1,047
Depreciation and amortization			
South African transaction-based activities	9,370	8,997	6,714
International transaction-based activities	26,206	16,584	-
Smart card accounts	-	-	-
Financial services	345	539	510
Hardware, software and related technology sales	624	7,846	10,978
Corporate/ Eliminations	(46)	705	1,146
Total	36,499	34,671	19,348
Income taxation expense			
South African transaction-based activities	13,948	21,003	29,713
International transaction-based activities	(449)	(1,003)	-
Smart card accounts	3,590	4,238	4,068
Financial services	1,286	1,394	806
Hardware, software and related technology sales	894	(3,111)	684
Corporate/ Eliminations	(3,333)	11,004	5,551
Total	15,936	33,525	40,822
Net income attributable to Net1			
South African transaction-based activities	35,414	54,009	75,536
International transaction-based activities	2,190	652	-
Smart card accounts	9,230	10,904	10,465
Financial services	3,309	3,587	2,073
Hardware, software and related technology sales	2,616	(45,191)	(43,405)
Corporate/ Eliminations	(8,108)	(21,314)	(5,679)
Total	$44,651	$2,647	$38,990

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22. OPERATING SEGMENTS (continued)

	June 30,		
	2012	2011	2010
Expenditures for long-lived assets			
South African transaction-based activities	$23,408	$2,423	$2,177
International transaction-based activities	14,978	12,113	-
Smart card accounts	-	-	-
Financial services	620	400	302
Hardware, software and related technology sales	161	117	251
Corporate/ Eliminations	-	-	-
Total	$39,167	$15,053	$2,730

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

It is impractical to disclose revenues from external customers for each product and service or each group of similar products and services.

Geographic Information

Revenues based on the geographic location from which the sale originated for the years ended June 30, are presented in the table below:

	2012	2011	2010
South Africa	$272,063	$264,485	$267,478
Korea	114,096	68,392	-
Europe	2,413	10,465	12,301
Rest of world	1,692	78	585
Total	$390,264	$343,420	$280,364

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain premises. At June 30, 2012, the future minimum payments under operating leases consist of:

Due within 1 year	$3,785
Due within 2 years	2,878
Due within 3 years	1,779
Due within 4 years	1,504
Due within 5 years	$265

Operating lease payments related to the premises and equipment were $7.5 million, $7.0 million and $5.2 million, respectively, for the years ended June 2012, 2011 and 2010, respectively.

Capital commitments

As of June 30, 2012 and 2011, the Company had outstanding capital commitments of approximately $5.0 million and $0.4 million, respectively.

23. COMMITMENTS AND CONTINGENCIES (continued)

Purchase obligations

As of June 30, 2012 and 2011, the Company had purchase obligations totaling $5.0 million and $1.9 million, respectively.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of business.

Management currently believes that the resolution of these matters, individually or in the aggregate, will not have a material adverse impact on the Company's financial position, results of operations and cash flows.

24. RELATED PARTY TRANSACTIONS

During the year end June 30, 2010, the Company engaged the services of PBel (Pty) Ltd ("PBel") to perform software development services, primarily software utilized on mobile phones and by cash-accepting kiosks. All software developed is the Company's property. PBel is jointly owned by Dr. Belamant and his son. The PBel transaction was approved by the Company's Audit Committee and thus Dr. Belamant did not participate in the Board's decision to engage PBel. During the year ended June 30, 2012 and 2011, the Company recognized expenses related to PBel of approximately $0.8 million and $0.9 million, respectively, for software development services. As of each of June 30, 2012 and 2011, respectively, the Company's accounts payable included $0.08 million due to PBel.

25. UNAUDITED QUARTERLY RESULTS

The following tables contain selected unaudited consolidated statements of income (loss) for each quarter of fiscal 2012 and 2011:

	Three months ended				
	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Total YTD
	(In thousands except per share data)				
Revenue	$107,616	$90,664	$92,058	$99,926	$390,264
Operating (loss) income	(2,402)	12,478	20,228	30,846	61,150
Net (loss) income attributable to Net1	$(7,977)	$7,766	$25,094	$19,768	$44,651
Earnings per share					
Basic (loss) earnings per share, in $	(0.17)	0.17	0.56	0.44	0.99
Diluted (loss) earnings per share, in $	(0.17)	0.17	0.56	0.44	0.99

	Three months ended				
	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Total YTD
	(In thousands except per share data)				
Revenue	$97,368	$92,758	$89,011	$64,283	$343,420
Operating income (loss)	26,593	(22,125)	21,974	10,986	37,428
Net income (loss) attributable to Net1	$6,832	$(21,562)	$9,948	$7,429	$2,647
Earnings (Loss) per share					
Basic earnings (loss) per share, in $	0.15	(0.47)	0.22	0.16	0.06
Diluted earnings (loss) per share, in $	0.15	(0.47)	0.22	0.16	0.06

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Net 1 UEPS Technologies, Inc.
P O Box 2424, Parklands, 2121 South Africa
Tel: +27 11 343 2000 Fax: +27 11 880 7080
www.net1.com